                                                    FILE NO. 333-62253
                                                    40 ACT FILE NO. 811-2271

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on
Form N-8B-2

A.  Exact name of Trust: NUVEEN TAX-FREE UNIT TRUST, SERIES 1024

B.  Name of Depositor:  JOHN NUVEEN & CO. INCORPORATED

C.  Complete address of Depositor's principal executive offices:

                        333 West Wacker Drive
                        Chicago, Illinois 60606

D.  Name and complete address of agents for service:

                        JOHN NUVEEN & CO. INCORPORATED
                        Attn: Alan G. Berkshire
                        333 West Wacker Drive
                        Chicago, Illinois 60606

                        CHAPMAN AND CUTLER
                        Attn: Eric F. Fess
                        111 West Monroe Street
                        Chicago, Illinois 60603

It is proposed that this filing will become effective (check appropriate box)

/ / immediately upon filing pursuant to paragraph (b)

/ / on September 2, 1998 pursuant to paragraph (b)

/ / 60 days after filing pursuant to paragraph (a)

/ / on September 2, 1998 pursuant to paragraph (a) of rule 485 or 486

E. Title of securities being registered: Units of undivided fractional beneficial interest.

F.  Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

/X/ Check box if it is proposed that this filing will become effective on September 2,
    1998 at 1:30 P.M. pursuant to Rule 487.

                    NUVEEN TAX-FREE UNIT TRUST, SERIES 1024

                             CROSS-REFERENCE SHEET

                    PURSUANT TO RULE 404(C) OF REGULATION C
                        UNDER THE SECURITIES ACT OF 1933

                (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTION 1 AS
                           TO PROSPECTUS ON FORM S-6)

FORM N-8B-2                                                FORM S-6
ITEM NUMBER                                                HEADING IN PROSPECTUS

          I. ORGANIZATION AND GENERAL INFORMATION
 1.  (a)  Name of trust                                 )  Prospectus Part A -- Cover Page
     (b)  Title of securities issued                    )
 2.  Name and address of Depositor                      )  Information About the Sponsor
 3.  Name and address of Trustee                        )  Information About the Trustee
 4.  Name and address of principal Underwriter          )  Information About the Sponsor
 5.  Organization of trust                              )  What Is The Nuveen Tax-Free Unit Trust?
 6.  Execution and termination of Trust Agreement       )  What Is The Nuveen Tax-Free Unit Trust?
                                                        )  Information About The Trustee
                                                        )  Other Information
 7.  Changes of Name                                    )  *
 8.  Fiscal Year                                        )
 9.  Litigation                                         )

          II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST
10.  General Information regarding trust's securities   )  Summary of Portfolios
                                                        )  Why and How are the Bonds Insured?
                                                        )  When Are Distributions Made to Unitholders?
                                                        )  Ownership and Transfer of Units
                                                        )  How Units May Be Redeemed Without Charge?
                                                        )  How Bonds May Be Removed From The Trusts?
                                                        )  Information About the Trustee
                                                        )  Information About the Sponsor
                                                        )  Other Information
                                                        )  What Is The Tax Status of Unitholders?
11.  Type of securities comprising units                )  What Is The Nuveen Tax-Free Unit Trust?
                                                        )  Summary of Portfolios
                                                        )  Composition of Trusts
                                                        )  What Are The Objectives Of The Trusts?
                                                        )  Why and How are the Bonds Insured?
12.  Certain information regarding                      )  *
     periodic payment certificates                      )
13.  (a)  Load, fees, expenses, etc.                    )  Part A -- Essential Information
                                                        )  How Is The Public Offering Price Determined?
                                                        )  Market For Units
                                                        )  What Is Accrued Interest?
                                                        )  What Are Estimated Long Term Return
                                                        )  And Estimated Current Return?
                                                        )  How Was The Price Of The Bonds
                                                        )  Determined At The Date of Deposit?
                                                        )  What Are Normal Trust Operating Expenses?
                                                        )  When Are Distributions Made To Unitholders?
                                                        )  Summary Of Portfolios
                                                        )  How Detailed Are Reports To Unitholders?
     (b)  Certain information regarding                 )  *
          periodic payment certificates                 )

     (c)  Certain percentages                           )  How Is The Public Offering Price Determined?
                                                        )  Market For Units
                                                        )  What Are Estimated Long Term Return
                                                        )  And Estimated Current Return?
                                                        )  How Was The Price Of The Bonds
                                                        )  Determined At The Date Of Deposit?
                                                        )  What Is Accrued Interest?
     (d)  Certain other fees, etc. payable by holders   )  How Was The Price Of The Bonds Determined
                                                        )  At The Date Of Deposit?
                                                        )  What Are Normal Trust Operating Expenses?
                                                        )  Ownership And Transfer Of Units
     (e)  Certain profits receivable by depositor,      )  Composition Of Trusts
          principal underwriter, trustee or             )
          affiliated persons                            )
                                                        )  How Units May Be Purchased By The Sponsor

     (f)  Ratio of annual charges to income             )  *
14.  Issuance of trust's securities                     )  Summary of Portfolios
                                                        )  When Are Distributions Made To Unitholders?
                                                        )  Ownership and Transfer of Units
                                                        )  How Units May Be Redeemed Without Charge
15.  Receipt and handling of payments                   )  *
     from purchasers                                    )
16.  Acquisition and Disposition of                     )  What Is The Nuveen Tax-Free Unit Trust?
     Underlying Securities                              )
                                                        )  Summary of Portfolios
                                                        )  Composition of Trusts
                                                        )  Why and How are the Bonds Insured?
                                                        )  How Units May Be Redeemed Without Charge
                                                        )  How Bonds May Be Removed From The Trusts
                                                        )  Other Information
17.  Withdrawal or redemption                           )  Market For Units
                                                        )  How Units May Be Redeemed Without Charge
                                                        )  How Units May Be Purchased By The Sponsor
18.  (a)  Receipt and disposition of income             )  Summary of Portfolios
                                                        )  When Are Distributions Made To Unitholders?
                                                        )  How Detailed Are Reports To Unitholders?
     (b)  Reinvestment of distributions                 )  Accumulation Plan
     (c)  Reserves or special funds                     )  Summary of Portfolios
                                                        )  When Are Distributions Made To Unitholders?
     (d)  Schedule of distributions                     )  *
19.  Records, accounts and reports                      )  When Are Distributions Made To Unitholders?
                                                        )  How Detailed Are Reports To Unitholders?
20.  Certain miscellaneous provisions of                )  Information About the Trustee
     Trust Agreement                                    )
                                                        )  Information About the Sponsor
                                                        )  Other Information
21.  Loans to security holders                          )  *
22.  Limitations on liability                           )  Summary of Portfolios
                                                        )  Composition of Trusts
                                                        )  Information About The Trustee
23.  Bond arrangements                                  )  *
24.  Other material provisions of Trust Agreement.      )  *

          III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR
25.  Organization of Depositor                          )  Information About the Sponsor

26.  Fees received by Depositor                         )  *
27.  Business of Depositor                              )  Information About the Sponsor
28.  Certain information as to officials                )  *
     and affiliated persons of Depositor                )
29.  Voting Securities of Depositor                     )  Information About the Sponsor
30.  Persons controlling Depositor                      )
31.  Payments by Depositor for certain                  )
     services rendered to trust                         )
32.  Payments by Depositor for certain                  )  *
     other services rendered to trust                   )
33.  Remuneration of employees of Depositor             )
     for certain services rendered to trust             )
34.  Remuneration of other persons for                  )
     certain services rendered to trust                 )

          IV. DISTRIBUTION AND REDEMPTION OF SECURITIES
35.  Distribution of trust's securities by states       )  *
36.  Suspension of sales of trust's securities          )
37.  Revocation of authority to distribute              )
38.  (a)  Method of distribution                        )
     (b)  Underwriting agreements                       )  How Units of The Trusts Are
                                                        )  Distributed To The Public
     (c)  Selling agreement                             )
39.  (a)  Organization of principal underwriter         )  Information About The Sponsor
     (b)  NASD membership of principal underwriter      )
40.  Certain fees received by principal underwriter     )  *
41.  (a)  Business of principal underwriter             )
     (b)  Branch offices of principal underwriter       )  *
     (c)  Salesmen of principal underwriter             )
42.  Ownership of trust's securities by                 )  *
     certain persons                                    )
43.  Certain brokerage commissions received             )  *
     by principal underwriter                           )
44.  (a)  Method of valuation                           )  Part A -- Essential Information
                                                        )  How Is The Public Offering Price Determined?
                                                        )  How Was The Price Of The Bonds
                                                        )  Determined At The Date of Deposit?
                                                        )  What Are Normal Trust Operating Expenses?
     (b)  Schedule as to offering price                 )  *
     (c)  Variation in offering price to                )  How Is the Public Offering Price
          certain persons                               )  Determined?
                                                        )  What Is Accrued Interest?
                                                        )  How Was The Price Of The Bonds
                                                        )  Determined At The Date of Deposit?
45.  Suspension of redemption rights                    )  *
46.  (a)  Redemption valuation                          )  Unit Value and Evaluation
                                                        )  How Units May Be Redeemed Without Charge
                                                        )  How Units May Be Purchased By The Sponsor
     (b)  Schedule as to redemption price               )  *
47.  Maintenance of position in underlying              )  How Is the Public Offering Price
     securities                                         )  Determined?
                                                        )  How Units May Be Purchased By The Sponsor

          V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN
48.  Organization and regulation of Trustee             )  Information About The Trustee
49.  Fees and expenses of Trustee                       )  Part A -- Essential Information
                                                        )  What Are Normal Trust Operating Expenses?
50.  Trustee's lien                                     )  What Are Normal Trust Operating Expenses?
                                                        )  When Are Distributions Made To Unitholders?

          VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES
51.  Insurance of holders of trust's securities         )  *

          VII. POLICY OF REGISTRANT
52.  (a)  Provisions of trust agreement with            )  What Are Normal Trust Operating
          respect to selection or elimination           )  Expenses?
          of underlying securities                      )
                                                        )  How Units May Be Redeemed Without Charge
                                                        )  How Bonds May Be Removed From The Trusts
     (b)  Transactions involving elimination            )  *
          of underlying securities                      )
     (c)  Policy regarding substitution or              )  Summary of Portfolios
          elimination of underlying securities          )
                                                        )  Composition of Trusts
                                                        )  How Bonds May Be Removed From The Trusts
     (d)  Fundamental policy not otherwise covered      )  *
53.  Tax status of trust                                )  What Is The Tax Status Of Unitholders?

          VIII. FINANCIAL AND STATISTICAL INFORMATION
54.  Trust's securities during last ten years           )  *
55.                                                     )
56.  Certain information regarding                      )  *
     periodic payment certificate                       )
57.                                                     )
58.                                                     )

---------

* Inapplicable, omitted, answer negative or not required.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.
                               SEPTEMBER 2, 1998
                             SUBJECT TO COMPLETION
                                           A

NUVEEN               NUVEEN MARYLAND TRADITIONAL TRUST 330
                   (NUVEEN TAX-FREE UNIT TRUST, SERIES 1024)


                                               CUSIP NUMBERS:

                                               Monthly:               67102E 824
                                               Quarterly:             67102E 832
                                               Semi-Annually:         67102E 840


            PROSPECTUS--PART A (SPECIFIC TERMS) -- SEPTEMBER 2, 1998
 THIS PART A OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY THE
                                   PART B OF
  THE NUVEEN TAX-FREE UNIT TRUSTS PROSPECTUS DATED SEPTEMBER 1, 1998, TO WHICH
                                 SUCH REFERENCE
   HEREIN APPLIES. BOTH PARTS OF THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE
                                   REFERENCE.



    Maryland Traditional Trust 330 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of Maryland, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax and Maryland state and local income taxes to the extent indicated below.


    The objectives of the Trust are income exempt from Federal and state income taxes, and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.


    The Portfolio of the Trust consists of 7 obligations issued by entities located in Maryland and one obligation issued by an entity located in the Territory of Puerto Rico. The Bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the Bonds are divided as follows:



     NUMBER OF                                              PORTFOLIO
      ISSUES                PURPOSE OF ISSUE                PERCENTAGE
  ---------------  ----------------------------------------------------
         3         Health Care Facility Revenue                 35.7   %
         2         Education Revenue                            28.6
         1         General Obligation                           14.3
         1         Water and/or Sewer Revenue                   14.3
         1         Dedicated-Tax Supported Revenue               7.1



    Approximately 21.4% of the aggregate principal amount of the Bonds in the Trust (accounting for approximately 18.4% of the aggregate offering price of the Bonds) are original issue discount obligations. Certain of these original issue discount obligations, amounting to 7.1% of the aggregate principal amount and 2.9% of the aggregate offering price of the Bonds in the Trust, are "zero coupon" bonds. See "Risk Factors" herein and "SUMMARY OF PORTFOLIOS" in Part B of this Prospectus for a discussion of the characteristics of such obligations and of the risks associated therewith.



    The Trust is considered to be concentrated in Bonds of Health Care Facility Revenue Issuers whose revenues are subject to certain risks including increased governmental regulation, fluctuating occupancy levels and increased competition. The Trust is also considered to be concentrated in Bonds of Education Revenue Issuers whose revenues are subject to certain risks including declines in "college age" individuals and the possible inability to raise tuition and fees. For a discussion of the risks associated with investments in the bonds of various issuers, see "Risk Factors" herein and "SUMMARY OF PORTFOLIOS" in Part B of this Prospectus. Certain of the Bonds may be insured by a commercial insurer, see "Schedule of Investments" and "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus.



                             ESSENTIAL INFORMATION
              REGARDING THE NUVEEN MARYLAND TRADITIONAL TRUST 330
      ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, SEPTEMBER 1, 1998

         Sponsor and Evaluator.......... John Nuveen & Co. Incorporated
         Trustee.............................. The Chase Manhattan Bank
                ------------------------------------------------

The income, expense and distribution data set forth below have been calculated for Unitholders receiving monthly, quarterly or semi-annual distribution options.


Principal Amount of Bonds in Trust..................  $     1,750,000
Number of Units.....................................           17,500
Fractional Undivided Interest in Trust Per Unit.....         1/17,500
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust......  $     1,681,007
    Divided by Number of Units......................  $         96.06
    Plus Sales Charge 4.9% (5.152% of the Aggregate
     Offering Price of the Bonds per Unit)..........  $          4.95
    Public Offering Price Per Unit(1)...............  $        101.01
Redemption Price Per Unit (exclusive of accrued
  interest).........................................  $         95.70
Sponsor's Initial Repurchase Price Per Unit
  (exclusive of accrued interest)...................  $         96.06
Excess of Public Offering Price Per Unit over
  Redemption Price Per Unit.........................  $          5.31
Excess of Public Offering Price Per Unit over
  Sponsor's Repurchase Price Per Unit...............  $          4.95
Average Maturity of Bonds in the Trust(2)...........       26.7 years


----------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                     1 of 7

                                                  MONTHLY        QUARTERLY      SEMI-ANNUAL
                                                -----------     -----------     -----------
  Calculation of Estimated Net Annual
    Interest Income Per Unit
      Annual Interest Income(3)............        $ 4.6767        $ 4.6767       $ 4.6767
      Less Estimated Annual Expense........         $ .2486         $ .2166        $ .1976
                                                -----------     -----------     -----------
      Estimated Net Annual Interest
        Income(4)..........................        $ 4.4281        $ 4.4601       $ 4.4791
  Daily Rate of Accrual Per Unit...........        $ .01230        $ .01238       $ .01244
  ESTIMATED CURRENT RETURN(5)..............            4.38%           4.42%          4.44 %
  ESTIMATED LONG TERM RETURN(5)............            4.45%           4.49%          4.51 %
  Trustee's Annual Fees(6).................        $ 1.3933        $ 1.0733       $ 0.8833
Date of Deposit..................................................................................September 2, 1998
Settlement Date..................................................................................September 8, 1998
Mandatory Termination Date....................................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust...................................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee(7)......................................$0.17 per $1,000 principal amount of Bonds
Estimated Annual Offering Expenses(8).............................................................$.02971 per Unit
----------

BECAUSE CERTAIN OF THE BONDS IN THE TRUST WILL NOT BE DELIVERED TO THE TRUSTEE UNTIL AFTER THE SETTLEMENT DATE FOR
A PURCHASE OF UNITS MADE ON THE DATE OF DEPOSIT, INTEREST THAT ACCRUES ON THOSE BONDS BETWEEN THE DATE OF DEPOSIT
AND SUCH DELIVERY DATE WILL BE TREATED AS A RETURN OF PRINCIPAL RATHER THAN AS TAX-EXEMPT INCOME. THE AMOUNT OF
ANY SUCH RETURN OF PRINCIPAL IS NOT INCLUDED IN THE ANNUAL INTEREST INCOME SHOWN ABOVE. FOR THE TRUST, THE
FOLLOWING SETS FORTH THE LATEST SCHEDULED BOND DELIVERY DATE, THE AMOUNT PER UNIT THAT WILL BE TREATED AS A RETURN
OF PRINCIPAL TO UNITHOLDERS WHO PURCHASE ON THE DATE OF DEPOSIT, AND THE ESTIMATED CURRENT RETURN UNDER THE
MONTHLY DISTRIBUTION PLAN AFTER THE FIRST YEAR, ASSUMING THE PORTFOLIO AND ESTIMATED ANNUAL EXPENSES DO NOT VARY
FROM THAT SET FORTH ABOVE (SEE "WHAT ARE NORMAL TRUST OPERATING EXPENSES?" IN PART B OF THIS PROSPECTUS AND THE
"SCHEDULE OF INVESTMENTS"). THE ESTIMATED CURRENT RETURN AFTER THE FIRST YEAR WILL ALSO BE HIGHER UNDER THE
QUARTERLY AND SEMI-ANNUAL DISTRIBUTION PLANS:

                                   LATEST SCHEDULED         PER UNIT         ESTIMATED CURRENT RETURN
                                    DELIVERY DATE     RETURN OF PRINCIPAL      AFTER THE FIRST YEAR
                                  ------------------  --------------------   -------------------------
  MARYLAND TRADITIONAL TRUST....  SEPTEMBER 16, 1998  $          .02                      4.40        %


The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier time at which the New York Stock Exchange closes. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)


(1) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.07 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus.)


(2) The Average Maturity of Bonds in the Trust is calculated based upon the stated maturities of the Bonds in the Trust (or, with respect to Bonds for which funds or securities have been placed in escrow to redeem such Bonds on a stated call date, based upon such call date). The Average Maturity of Bonds in the Trust may increase or decrease from time to time as Bonds mature or are called or sold.


(3) Assumes delivery of all Bonds. (See "COMPOSITION OF TRUSTS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" Bonds, Stripped Obligations or other original issue discount Bonds. (See "SUMMARY OF PORTFOLIOS" in Part B of this Prospectus.)


(4) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as Bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.

(5) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the Bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?" in Part B of this Prospectus.

(6) Each Trustee annual fee is per $1,000 principal amount of the underlying Bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.

(7) The Sponsor's Annual Evaluation Fee may, from time to time, be adjusted provided that the total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase, after the date hereof, in consumer prices for services as measured by the United States Department of Labor Consumer Price Index entitled "All Services Less Rent" or if such index no longer exists, a comparable index. The consent or concurrence of any Unitholder shall not be required for any such adjustment or increase.

(8) Notwithstanding anything to the contrary contained in Part B of the Prospectus regarding expenses incurred by the Trust for the establishment of the Trust, the Trust (and therefore Unitholders) will bear all or a portion of its offering costs (including, among others, costs of registering Units with the Securities and Exchange Commission and states, and legal fees but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total offering costs will be amortized over a five year period.

                                     2 of 7

                             INTEREST DISTRIBUTION

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                          Normal
                                                                                                      Distributions
                                                  1998                             1999                  per Year
----------------------------------------------------------------------------------------------------  --------------
Record Date*..........................       10/1           11/1            2/1            5/1
Distribution Date.....................      10/15          11/15           2/15           5/15
--------------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan.............  $   .3578(1)                                                  $  4.4443
                                                          --------  $.3702 every month  --------
Quarterly Distribution Plan...........  $   .3578(1)   $   .3729(2)   $  1.1187      $  1.1187        $  4.4763
Semi-Annual Distribution Plan.........  $   .3578(1)   $   .3744(3)                  $  2.2464        $  4.4953
--------------------------------------------------------------------------------------------------------------------


 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May 1, August 1 and November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B of this Prospectus.
(1) The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.

(2) The second distribution under the quarterly distribution plan represents a 1-month distribution; subsequent quarterly distributions will be regular 3-month distributions.


(3) The second distribution under the semi-annual distribution plan represents a 1-month distribution; subsequent semi-annual distributions will be regular 6-month distributions.



                                  RISK FACTORS



    Risk is inherent in all investing. Investing in a unit trust involves risk, including the risk that you may receive little or no return on your investment or even that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in this Trust. Because of these and other risks, the Trust should only represent a portion of your overall portfolio and you should consider an investment in the Trust to be a part of a longer term investment strategy that will provide the best results when followed over a number of years. There is no guarantee that the Trust will achieve its investment objective.



    MARKET RISK: the risk that the market value of a bond or the Trust may change rapidly and unpredictably, causing the bond or the Trust to be worth less than its original price. Volatility in the market price of the bonds in the Trust changes the value of the Units of the Trust. Market value may be affected by a variety of factors including, among others, changes in the perceptions about the issuers, changes in interest rates or inflation, changes in the ratings of the issuers or changes in the financial condition of the issuers of the bonds. Because the Trust is not managed, bonds in the Trust will generally not be sold in response to market fluctuations, although bonds may be sold in certain limited circumstances. Accordingly, an investor in the Trust may be exposed to more market risk than an investor in certain managed investment vehicles.



    INFLATION RISK: the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the value of the Trust's assets can decline as can the value of the Trust's distributions.



    INTEREST RATE RISK: the risk that bonds will decline in value because of a rise in interest rates. Generally, bonds will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes.



    CREDIT RISK: the risk that an issuer of a bond or an insurer is unable to meet its obligation to make interest and principal payments.



    CALL RISK: the risk that bonds can be prepaid or "called" by the issuer before their stated maturity. If bonds are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a premium bond will reduce your return. Bonds in the Trust are more likely to be called when interest rates decline. This would result in early returns of principal to you and may result in early termination of the Trust. The dates and prices upon which the bonds are first subject to optional calls are provided in "Schedule of Investments." The bonds may also be subject to special or extraordinary call provisions and "mandatory put" features that may cause the bonds to be removed from the Trust prior to maturity.



    LIQUIDITY RISK: the risk that the value of the bonds may be reduced if trading in the bonds is limited or absent. Because the bonds will generally trade in the over-the-counter market, there can be no assurance that a liquid trading market will exist.



    BOND QUALITY RISK: the risk that a reduction in a bond's rating may decrease its value and the value of your investment in the Trust.



    REDUCED DIVERSIFICATION RISK: the risk that the diversification of your investment is reduced as bonds in the Trust are called, sold or mature. This reduction in diversification may increase the risk of loss and increase your share of Trust expenses.



    LITIGATION AND LEGISLATION RISKS: the risk that future litigation or legislation could affect the value of the Trust. In particular, future tax legislation could affect the value of the Trust by reducing tax rates, imposing a flat or other form of tax, exempting investment income from tax or changing the tax status of the bonds.


    The financial condition of the State of Maryland is affected by various national, economic, social and environmental policies and conditions. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations.

                                     3 of 7

    The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the Bonds, are affected by numerous factors. The State's economic base is diversified, consisting of manufacturing, construction and service industries, supplemented by rural areas with selective commercial agriculture. The State has a relatively high wage labor market which has resulted in the State's business sector becoming more vulnerable to competitive pressures.

    The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations.

    The State of Maryland currently maintains a "triple A" bond rating from Standard & Poor's and Moody's on its general obligation indebtedness.


    Further information concerning the various types of bonds contained in the Trust is available in "SUMMARY OF PORTFOLIOS" in Part B of the Prospectus. Further information concerning Maryland risk factors may be obtained upon written or telephonic request to the Trustee as described in "OTHER INFORMATION--Supplemental Information" appearing in Part B of this Prospectus.


    YEAR 2000 PROBLEM. Like other investment companies, financial and business organizations and individuals around the world a Trust could be adversely affected if the computer systems used by the Sponsor or Trustee or other service providers to such Trust do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Sponsor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by a Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to a Trust.

    The Year 2000 Problem is expected to impact corporations and other parties, which may include issuers of the Bonds contained in a Trust, to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the Bonds contained in a Trust.

                                   TAX STATUS

    For a discussion of the Federal tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.

    The assets of the Trust will consist of interest-bearing obligations issued by or on behalf of the State of Maryland, its political subdivisions and authorities and, provided the interest thereon is exempt from State income taxes by the laws or treaties of the United States, obligations issued by or on behalf of the United States' territories or possessions, including Puerto Rico, Guam and the Virgin Islands, their political subdivisions and authorities (the "Maryland Bonds").

    In the opinion of Ober, Kaler, Grimes & Shriver, a Professional Corporation, special counsel for the Trust for Maryland tax matters, under existing law:

        For Maryland state and local income tax purposes, the Trust will not be taxable as an association, and the income of the Trust will be treated as the income of the Unitholders.

        For Maryland state and local tax purposes, interest on the Maryland Bonds which is exempt from Maryland state and local income tax when received by the Trust, and which would be exempt from Maryland state and local income tax if received directly by a Unitholder, will retain its status as tax-exempt interest when received by the Trust and distributed to the Unitholders.

        Interest derived from the Trust by a Unitholder with respect to the Maryland Bonds will not be subject to Maryland state or local income taxes; provided that interest or profit derived from the Trust by a financial institution, as defined in Section 8-101(c) of the Tax-General Article of the Annotated Code of Maryland, will be subject to the Maryland state franchise tax on financial institutions, except to the extent such interest is expressly exempt from the Maryland state franchise tax by the statutes which authorize the issuance of such Maryland Bonds (See Section 8-204 of the Tax General Article of the Annotated Code of Maryland).

        A Unitholder will not be subject to Maryland state or local income tax with respect to gain realized when Maryland Bonds held in the Trust are sold, redeemed, or paid at maturity, except with respect to gain realized upon a sale, redemption or payment at maturity of such Maryland Bonds as are issued by or on behalf of United States territories or possessions, their political subdivisions and authorities; such gain will equal the proceeds of sale, redemption or payment, less the tax basis of the Maryland Bonds (adjusted to reflect (a) the amortization of Bond premium or discount, and (b) the deposit in the Trust after the Unitholder's settlement date of Maryland Bonds with accrued interest).

        Although the matter is not free from doubt, gain realized by a Unitholder from the redemption, sale or other disposition of a Trust Unit
    (i) will be subject to Maryland state income tax except in the case of individual Unitholders who are not Maryland residents, and (ii) will be subject to Maryland local income tax in the case of individual Unitholders who are Maryland residents.

        If interest on indebtedness incurred or continued by a Unitholder to purchase Units in the Trust is not deductible for Federal income tax purposes, it will also be nondeductible for Maryland state income tax purposes and, if applicable, local income tax purposes.

        Trust Units will be subject to Maryland inheritance and estate tax only if held by Maryland residents. Neither the Maryland Bonds nor the Trust Units will be subject to Maryland personal property tax, sales tax or use tax.

                                     4 of 7

                     NUVEEN MARYLAND TRADITIONAL TRUST 330
                   (NUVEEN Tax-Free Unit Trust, Series 1024)
       Schedule of Investments at the Date of Deposit, September 2, 1998



                                                                                          Ratings(3)           Trustee's
                                                                      Optional       ---------------------   Determination
 Aggregate        Name of Issuer and Title of Issue Represented      Redemption       Standard                of Offering
 Principal         by Sponsor's Contracts to Purchase Bonds(1)      Provisions(2)     & Poor's    Moody's        Price
---------------------------------------------------------------------------------------------------------------------------
$   250,000      Maryland Health and Higher Educational              2008 at 101        AAA         --      $       251,635
                   Facilities Authority, Revenue Bonds, Anne
                   Arundel Medical Center Issue, Series 1998,
                   5.125% Due 7/1/28. (FSA Insured.)
    250,000      Maryland Health and Higher Educational              2008 at 101         --         Aaa             250,000
                   Facilities Authority, Revenue Bonds, Maryland
                   Institute, College of Art Issue, Series 1998,
                   5.00% Due 6/1/29. (FSA Insured.)
    125,000      Maryland Health and Higher Educational              2008 at 101        AAA         Aaa             124,019
                   Facilities Authority, Revenue Bonds, Johns
                   Hopkins Medicine, Howard County General
                   Hospital Acquisition Issue, Series 1998,
                   5.00% Due 7/1/29. (MBIA Insured.)
    250,000      Maryland Health and Higher Educational              2006 at 102        AAA         Aaa             261,250
                   Facilities Authority, Revenue Bonds, Loyola
                   College Issue, Series 1996A, 5.375% Due
                   10/1/26. (Original issue discount bonds
                   delivered on or about November 14, 1996 at a
                   price of 94.67% of principal amount.)(MBIA
                   Insured.)
    250,000     * Maryland Health and Higher Educational             2008 at 101         --         A3              248,275
                   Facilities Authority, Hospital Refunding and
                   Revenue Bonds, Union Hospital of Cecil County
                   Issue, Series 1998, 5.10% Due 7/1/22. (When
                   issued.)
    250,000      City of Baltimore, Maryland (Mayor and City         2008 at 101        AAA         Aaa             250,000
                   Council of Baltimore), Project and Refunding
                   Revenue Bonds (Wastewater Projects), Series
                   1998-B 5.00% Due 7/1/28. (FGIC Insured.)
    250,000      Howard County, Maryland, Metropolitan District      2008 at 100        AAA         Aaa             247,500
                   Project and Refunding Bonds, 1998 Series A,
                   4.75% Due 2/15/18. (General Obligation
                   Bonds.)
    125,000      Puerto Rico Highway and Transportation           No Optional Call      AAA         Aaa              48,328
                   Authority, Transportation Revenue Bonds
                   (Series A), 0.00% Due 7/1/18. (Original issue
                   discount bonds delivered on or about March
                   19, 1998 at a price of 36.184% of principal
                   amount.)(AMBAC Insured.)
-----------                                                                                                 ---------------
$ 1,750,000                                                                                                 $     1,681,007
-----------                                                                                                 ---------------
-----------                                                                                                 ---------------



* These Bonds, or a portion thereof, have delivery dates beyond the normal settlement date. Their expected delivery date is September 16, 1998. Contracts relating to Bonds with delivery dates after the date of settlement for purchase made on the Date of Deposit constitute approximately 14% of the aggregate principal amount of the Trust. (See "COMPOSITION OF TRUSTS" in Part B of this Prospectus.)

------------


    (1) The Sponsor's contracts to purchase Bonds were entered into during the period from August 20, 1998 to September 1, 1998. Other information regarding the Bonds in the Trust on the Date of Deposit is as follows:



                                                           Profit (or
                                              Cost to         loss)       Annual Interest   Bid Price
                   Trust                      Sponsor      to Sponsor     Income to Trust   of Bonds
  ----------------------------------------  -----------  ---------------  ---------------  -----------
  Maryland Traditional Trust 330..........  $ 1,674,002  $       7,005    $     82,125     $ 1,674,632



In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .36%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the Bonds.



    (2) The Bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the Bonds, except for Bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The Bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such Bonds. See "Risk Factors" herein and "COMPOSITION OF TRUSTS" and "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.


    (3) Certain of the Bonds in a Traditional Trust, as insured by an Insurer, may be rated AAA by Standard & Poor's and/or Aaa by Moody's. The insurance on such Bonds guarantees the payment of interest and principal on such Bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, mandatory redemptions or interest rate risks. (See "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus and "Description of Ratings" in the Information Supplement.)

                                     5 of 7

                             Statement of Condition


                     NUVEEN MARYLAND TRADITIONAL TRUST 330


                   (Nuveen Tax-Free Unit Trust, Series 1024)

                            AS OF SEPTEMBER 2, 1998


    TRUST PROPERTY
Sponsor's contracts to purchase Bonds, backed by
  an irrevocable letter of credit(1)(2)...........  $    1,681,007
Accrued interest to September 2, 1998 on
  underlying Bonds(1).............................          14,843
Offering costs(3).................................           2,600
                                                    --------------
            Total.................................  $    1,698,450
                                                    --------------
                                                    --------------
   LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities:
    Accrued interest to September 2, 1998 on
     underlying Bonds(4)..........................  $       14,843
    Accrued offering costs(3).....................           2,600
                                                    --------------
            Total.................................  $       17,443
                                                    --------------
                                                    --------------
Interest of Unitholders:
    Units of fractional undivided interest
     outstanding (17,500)
      Cost to investors(5)........................  $    1,767,612
        Less: Gross underwriting commission(6)....         (86,605)
                                                    --------------
    Net amount applicable to investors............  $    1,681,007
                                                    --------------
            Total.................................  $    1,698,450
                                                    --------------
                                                    --------------
------------


(1) Represented by contracts to purchase Bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the Bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, Bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such Bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the Bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on certain of the Bonds in a Traditional Trust may have been obtained by the issuers of such Bonds. Such insurance, if any, does not guarantee the market value of the Bonds or the value of the Units. Both the bid and the offering prices of the underlying Bonds and of the Units may include value attributable to such policies of insurance, if any.

(3) The Trust (and therefore Unitholders) will bear all or a portion of its estimated offering costs which will be deferred and amortized over five years from the Date of Deposit.

(4) Representing, as set forth in "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued Bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)

                                     6 of 7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF MARYLAND TRADITIONAL TRUST 330:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Maryland Traditional Trust 330 (contained in Nuveen Tax-Free Unit Trust, Series
1024), as of September 2, 1998. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Maryland Traditional Trust 330 as of September 2, 1998, in conformity with generally accepted accounting principles.


                                                             ARTHUR ANDERSEN LLP

Chicago, Illinois
September 2, 1998


                                     7 of 7

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.
                               SEPTEMBER 2, 1998
                             SUBJECT TO COMPLETION
                                           A

NUVEEN               NUVEEN VIRGINIA TRADITIONAL TRUST 325
                   (NUVEEN TAX-FREE UNIT TRUST, SERIES 1024)


                                               CUSIP NUMBERS:

                                               Monthly:               6706LB 678
                                               Quarterly:             6706LB 686
                                               Semi-Annually:         6706LB 694


            PROSPECTUS--PART A (SPECIFIC TERMS) -- SEPTEMBER 2, 1998
 THIS PART A OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY THE
                                   PART B OF
  THE NUVEEN TAX-FREE UNIT TRUSTS PROSPECTUS DATED SEPTEMBER 1, 1998, TO WHICH
                                 SUCH REFERENCE
   HEREIN APPLIES. BOTH PARTS OF THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE
                                   REFERENCE.



    Virginia Traditional Trust 325 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of Virginia, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax and Virginia income tax, to the extent indicated below.


    The objectives of the Trust are income exempt from Federal and state income taxes, and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.


    The Portfolio of the Trust consists of 6 obligations issued by entities located in Virginia and two obligations issued by entities located in the District of Columbia and the Territory of Puerto Rico. The Bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the Bonds are divided as follows:



     NUMBER OF                                              PORTFOLIO
      ISSUES                PURPOSE OF ISSUE                PERCENTAGE
  ---------------  ----------------------------------------------------
         2         Health Care Facility Revenue                 30.0   %
         2         Water and/or Sewer Revenue                   25.0
         1         Transportation                               15.0
         1         Municipal Lease Revenue                      13.2
         1         Utilities                                    10.8
         1         Dedicated-Tax Supported Revenue               6.0



    Approximately 16.0% of the aggregate principal amount of the Bonds in the Trust (accounting for approximately 12.4% of the aggregate offering price of the Bonds) are original issue discount obligations. Certain of these original issue discount obligations, amounting to 6.0% of the aggregate principal amount and 2.4% of the aggregate offering price of the Bonds in the Trust, are "zero coupon" bonds. See "Risk Factors" herein and "SUMMARY OF PORTFOLIOS" in Part B of this Prospectus for a discussion of the characteristics of such obligations and of the risks associated therewith.



    The Trust is considered to be concentrated in Bonds of Health Care Facility Revenue Issuers whose revenues are subject to certain risks including increased governmental regulation, fluctuating occupancy levels and increased competition. The Trust is also considered to be concentrated in Bonds of Water and/or Sewer Revenue Issuers whose revenues are subject to certain risks including problems obtaining timely and adequate rate increases and population decline resulting in decreased user fees. For a discussion of the risks associated with investments in the bonds of various issuers, see "Risk Factors" herein and "SUMMARY OF PORTFOLIOS" in Part B of this Prospectus. Certain of the Bonds may be insured by a commercial insurer, see "Schedule of Investments" and "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus.



                             ESSENTIAL INFORMATION
              REGARDING THE NUVEEN VIRGINIA TRADITIONAL TRUST 325
      ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, SEPTEMBER 1, 1998

         Sponsor and Evaluator.......... John Nuveen & Co. Incorporated
         Trustee.............................. The Chase Manhattan Bank
                ------------------------------------------------

The income, expense and distribution data set forth below have been calculated for Unitholders receiving monthly, quarterly or semi-annual distribution options.


Principal Amount of Bonds in Trust..................  $     2,500,000
Number of Units.....................................           25,000
Fractional Undivided Interest in Trust Per Unit.....         1/25,000
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust......  $     2,386,393
    Divided by Number of Units......................  $         95.46
    Plus Sales Charge 4.9% (5.152% of the Aggregate
     Offering Price of the Bonds per Unit)..........  $          4.92
    Public Offering Price Per Unit(1)...............  $        100.38
Redemption Price Per Unit (exclusive of accrued
  interest).........................................  $         95.07
Sponsor's Initial Repurchase Price Per Unit
  (exclusive of accrued interest)...................  $         95.46
Excess of Public Offering Price Per Unit over
  Redemption Price Per Unit.........................  $          5.31
Excess of Public Offering Price Per Unit over
  Sponsor's Repurchase Price Per Unit...............  $          4.92
Average Maturity of Bonds in the Trust(2)...........       26.4 years


----------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                     1 of 7

                                                  MONTHLY        QUARTERLY      SEMI-ANNUAL
                                                -----------     -----------     -----------
  Calculation of Estimated Net Annual
    Interest Income Per Unit
      Annual Interest Income(3)............        $ 4.7185        $ 4.7185       $ 4.7185
      Less Estimated Annual Expense........         $ .2382         $ .2062        $ .1872
                                                -----------     -----------     -----------
      Estimated Net Annual Interest
        Income(4)..........................        $ 4.4803        $ 4.5123       $ 4.5313
  Daily Rate of Accrual Per Unit...........        $ .01244        $ .01253       $ .01258
  ESTIMATED CURRENT RETURN(5)..............            4.46%           4.50%          4.51 %
  ESTIMATED LONG TERM RETURN(5)............            4.53%           4.57%          4.59 %
  Trustee's Annual Fees(6).................        $ 1.4413        $ 1.1213       $ 0.9313
Date of Deposit..................................................................................September 2, 1998
Settlement Date..................................................................................September 8, 1998
Mandatory Termination Date....................................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust...................................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee(7)......................................$0.17 per $1,000 principal amount of Bonds
Estimated Annual Offering Expenses(8).............................................................$.02800 per Unit
----------


The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier time at which the New York Stock Exchange closes. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)


(1) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.07 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus.)


(2) The Average Maturity of Bonds in the Trust is calculated based upon the stated maturities of the Bonds in the Trust (or, with respect to Bonds for which funds or securities have been placed in escrow to redeem such Bonds on a stated call date, based upon such call date). The Average Maturity of Bonds in the Trust may increase or decrease from time to time as Bonds mature or are called or sold.


(3) Assumes delivery of all Bonds. (See "COMPOSITION OF TRUSTS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" Bonds, Stripped Obligations or other original issue discount Bonds. (See "SUMMARY OF PORTFOLIOS" in Part B of this Prospectus.)


(4) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as Bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.

(5) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the Bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?" in Part B of this Prospectus.

(6) Each Trustee annual fee is per $1,000 principal amount of the underlying Bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.

(7) The Sponsor's Annual Evaluation Fee may, from time to time, be adjusted provided that the total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase, after the date hereof, in consumer prices for services as measured by the United States Department of Labor Consumer Price Index entitled "All Services Less Rent" or if such index no longer exists, a comparable index. The consent or concurrence of any Unitholder shall not be required for any such adjustment or increase.

(8) Notwithstanding anything to the contrary contained in Part B of the Prospectus regarding expenses incurred by the Trust for the establishment of the Trust, the Trust (and therefore Unitholders) will bear all or a portion of its offering costs (including, among others, costs of registering Units with the Securities and Exchange Commission and states, and legal fees but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total offering costs will be amortized over a five year period.

                                     2 of 7

                             INTEREST DISTRIBUTION

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                          Normal
                                                                                                      Distributions
                                                  1998                             1999                  per Year
----------------------------------------------------------------------------------------------------  --------------
Record Date*..........................       10/1           11/1            2/1            5/1
Distribution Date.....................      10/15          11/15           2/15           5/15
--------------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan.............  $   .3607(1)                                                  $  4.4803
                                                          --------  $.3732 every month  --------
Quarterly Distribution Plan...........  $   .3607(1)   $   .3759(2)   $  1.1277      $  1.1277        $  4.5123
Semi-Annual Distribution Plan.........  $   .3607(1)   $   .3774(3)                  $  2.2644        $  4.5313
--------------------------------------------------------------------------------------------------------------------


 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May 1, August 1 and November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B of this Prospectus.
(1) The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.

(2) The second distribution under the quarterly distribution plan represents a 1-month distribution; subsequent quarterly distributions will be regular 3-month distributions.


(3) The second distribution under the semi-annual distribution plan represents a 1-month distribution; subsequent semi-annual distributions will be regular 6-month distributions.



                                  RISK FACTORS



    Risk is inherent in all investing. Investing in a unit trust involves risk, including the risk that you may receive little or no return on your investment or even that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in this Trust. Because of these and other risks, the Trust should only represent a portion of your overall portfolio and you should consider an investment in the Trust to be a part of a longer term investment strategy that will provide the best results when followed over a number of years. There is no guarantee that the Trust will achieve its investment objective.



    MARKET RISK: the risk that the market value of a bond or the Trust may change rapidly and unpredictably, causing the bond or the Trust to be worth less than its original price. Volatility in the market price of the bonds in the Trust changes the value of the Units of the Trust. Market value may be affected by a variety of factors including, among others, changes in the perceptions about the issuers, changes in interest rates or inflation, changes in the ratings of the issuers or changes in the financial condition of the issuers of the bonds. Because the Trust is not managed, bonds in the Trust will generally not be sold in response to market fluctuations, although bonds may be sold in certain limited circumstances. Accordingly, an investor in the Trust may be exposed to more market risk than an investor in certain managed investment vehicles.



    INFLATION RISK: the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the value of the Trust's assets can decline as can the value of the Trust's distributions.



    INTEREST RATE RISK: the risk that bonds will decline in value because of a rise in interest rates. Generally, bonds will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes.



    CREDIT RISK: the risk that an issuer of a bond or an insurer is unable to meet its obligation to make interest and principal payments.



    CALL RISK: the risk that bonds can be prepaid or "called" by the issuer before their stated maturity. If bonds are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a premium bond will reduce your return. Bonds in the Trust are more likely to be called when interest rates decline. This would result in early returns of principal to you and may result in early termination of the Trust. The dates and prices upon which the bonds are first subject to optional calls are provided in "Schedule of Investments." The bonds may also be subject to special or extraordinary call provisions and "mandatory put" features that may cause the bonds to be removed from the Trust prior to maturity.



    LIQUIDITY RISK: the risk that the value of the bonds may be reduced if trading in the bonds is limited or absent. Because the bonds will generally trade in the over-the-counter market, there can be no assurance that a liquid trading market will exist.



    BOND QUALITY RISK: the risk that a reduction in a bond's rating may decrease its value and the value of your investment in the Trust.



    REDUCED DIVERSIFICATION RISK: the risk that the diversification of your investment is reduced as bonds in the Trust are called, sold or mature. This reduction in diversification may increase the risk of loss and increase your share of Trust expenses.



    LITIGATION AND LEGISLATION RISKS: the risk that future litigation or legislation could affect the value of the Trust. In particular, future tax legislation could affect the value of the Trust by reducing tax rates, imposing a flat or other form of tax, exempting investment income from tax or changing the tax status of the bonds.


    The financial condition of the Commonwealth of Virginia is affected by various national, economic, social and environmental policies and conditions. The Virginia Constitution requires a balanced biennial budget and contains limits on the amount of general obligation bonds which the Commonwealth can issue. Additionally, Constitutional and statutory limitations concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the Commonwealth and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations.

                                     3 of 7

    The economic vitality of the Commonwealth and its various regions and, therefore, the ability of the Commonwealth and its local governments to satisfy the Bonds, are affected by numerous factors. The employment in the Commonwealth has been and continues to be significantly and adversely affected by the cutbacks in federal government spending, particularly defense, and the reduction of jobs in the mining industry.

    The Commonwealth is a party to numerous lawsuits in which an adverse final decision could materially affect the Commonwealth's governmental operations and consequently its ability to pay debt service on its obligations.

    The Commonwealth of Virginia currently maintains a "triple A" bond rating from Standard & Poor's, Moody's and Fitch IBCA, Inc. (formerly Fitch Investors Service, L.P.) on its general obligation indebtedness.


    Further information concerning the various types of bonds contained in the Trust is available in "SUMMARY OF PORTFOLIOS" in Part B of the Prospectus. Further information concerning Virginia risk factors may be obtained upon written or telephonic request to the Trustee as described in "OTHER INFORMATION--Supplemental Information" appearing in Part B of this Prospectus.


    YEAR 2000 PROBLEM. Like other investment companies, financial and business organizations and individuals around the world a Trust could be adversely affected if the computer systems used by the Sponsor or Trustee or other service providers to such Trust do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Sponsor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by a Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to a Trust.

    The Year 2000 Problem is expected to impact corporations and other parties, which may include issuers of the Bonds contained in a Trust, to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the Bonds contained in a Trust.

                                   TAX STATUS

    For a discussion of the Federal tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" appearing in Part B of this Prospectus.

    The assets of the Trust will consist of interest-bearing obligations issued by or on behalf of the Commonwealth of Virginia, its counties, municipalities, authorities or political subdivisions and, provided the interest thereon is exempt from Virginia income taxes by the laws or treaties of the United States, by or on behalf of the United States' territories or possessions, including Puerto Rico, Guam, the Virgin Islands and the Northern Mariana Islands, and their political subdivisions and authorities (the "Virginia Bonds").

    In the opinion of Christian & Barton, L.L.P., special counsel for the Trust for Virginia tax matters, under existing Virginia law:

    The Trust will be treated as a trust for Virginia income tax purposes and not as an association taxable as a corporation. As a result, income of the Trust will be treated as the income of the Unitholders.

    Amounts representing tax-exempt interest for Federal income tax purposes received or accrued by the Trust with respect to the Virginia Bonds, will not be taxed to the Trust or to the Unitholders for Virginia income tax purposes. To the extent that interest on obligations of the Commonwealth or any political subdivision or instrumentality thereof is included in federal adjusted gross income, that income shall be subtracted in arriving at Virginia taxable income.

    Where an independent Virginia income tax exemption is provided for interest on certain obligations, including those issued by industrial development authorities pursuant to the Virginia Industrial Development and Revenue Bond Act, by the Virginia Housing Development Authority, by the Virginia Resources Authority and by the Virginia Education Loan Authority, interest on such obligations is exempt from Virginia income taxation without regard to any exemption from Federal income taxes.

    Gain which is subject to Federal income taxation (whether as a result of the sale of Virginia Bonds by the Trust or as a result of the sale of a Unit by the Unitholder) will be included in the Unitholder's Virginia taxable income. Notwithstanding the foregoing, under the language of certain enabling legislation, however, such as the Virginia Industrial Development and Revenue Bond Act, the Virginia Resources Authority Act and the Virginia Housing Development Authority Act, profit made on the sale of obligations issued by authorities thereunder is expressly exempt from Virginia income taxation. Such enabling legislation does not appear to require a disallowance in the calculation of Virginia taxes of any loss that may be deductible for Federal income tax purposes with respect to such obligations, although the Virginia Department of Taxation has taken a contrary view.

    No income tax is imposed by any political subdivision of the Commonwealth of Virginia. The Commonwealth of Virginia does not impose a gift tax and the Virginia estate tax on a resident's Federal taxable estate and a non-resident's Federal taxable estate located in the Commonwealth is equal to the maximum state death tax credit allowable against the Federal estate tax payable by the estate.

                                     4 of 7

                     NUVEEN VIRGINIA TRADITIONAL TRUST 325
                   (NUVEEN Tax-Free Unit Trust, Series 1024)
       Schedule of Investments at the Date of Deposit, September 2, 1998



                                                                                          Ratings(3)           Trustee's
                                                                      Optional       ---------------------   Determination
 Aggregate        Name of Issuer and Title of Issue Represented      Redemption       Standard                of Offering
 Principal         by Sponsor's Contracts to Purchase Bonds(1)      Provisions(2)     & Poor's    Moody's        Price
---------------------------------------------------------------------------------------------------------------------------
$   375,000      Metropolitan Washington Airports Authority          2008 at 101        AA-         Aa3     $       373,125
                   (District of Columbia and Virginia), Airport
                   System Revenue Bonds, Series 1998A, 5.00% Due
                   10/1/23.
    150,000      Puerto Rico Highway and Transportation           No Optional Call      AAA         Aaa              57,993
                   Authority, Transportation Revenue Bonds
                   (Series A), 0.00% Due 7/1/18. (Original issue
                   discount bonds delivered on or about March
                   19, 1998 at a price of 36.184% of principal
                   amount.)(AMBAC Insured.)
    375,000      Industrial Development Authority of Fairfax         2008 at 101         AA         Aa2             369,529
                   County, Virginia, Health Care Revenue
                   Refunding Bonds (Inova Health System
                   Project), Series 1998A, 5.00% Due 8/15/25.
    375,000      Fairfax County Water Authority (Virginia),          2007 at 102         AA         Aa2             372,079
                   Water Refunding Revenue Bonds, Series 1997,
                   5.00% Due 4/1/29.
    375,000      Industrial Development Authority of the City of     2008 at 101         A+         A1              376,564
                   Lynchburg, Virginia, Healthcare Facilities
                   Revenue and Refunding Bonds (Centra Health),
                   Series 1998, 5.20% Due 1/1/23.
    330,000      Rappahannock Regional Jail Authority                2008 at 102        AAA         Aaa             328,657
                   (Virginia), Regional Jail Facility Revenue
                   Bonds, Series 1998, 5.00% Due 12/1/20. (MBIA
                   Insured.)
    270,000      City of Richmond, Virginia, Public Utility          2008 at 101         A+         A1              269,371
                   Revenue and Refunding Bonds, Series 1998A,
                   5.125% Due 1/15/28.
    250,000      Upper Occoquan Sewage Authority (Virginia),         2006 at 100        AAA         Aaa             239,075
                   Regional Sewerage System Revenue Bonds,
                   Series of 1995A, 4.75% Due 7/1/29. (Original
                   issue discount bonds delivered on or about
                   January 9, 1996 at a price of 91.422% of
                   principal amount.)(MBIA Insured.)
-----------                                                                                                 ---------------
$ 2,500,000                                                                                                 $     2,386,393
-----------                                                                                                 ---------------
-----------                                                                                                 ---------------


------------


    (1) The Sponsor's contracts to purchase Bonds were entered into during the period from August 31, 1998 to September 1, 1998. Other information regarding the Bonds in the Trust on the Date of Deposit is as follows:



                                                           Profit (or
                                              Cost to         loss)       Annual Interest   Bid Price
                   Trust                      Sponsor      to Sponsor     Income to Trust   of Bonds
  ----------------------------------------  -----------  ---------------  ---------------  -----------
  Virginia Traditional Trust 325..........  $ 2,374,948  $      11,445    $    117,963     $ 2,376,618



In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .39%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the Bonds.



    (2) The Bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the Bonds, except for Bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The Bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such Bonds. See "Risk Factors" herein and "COMPOSITION OF TRUSTS" and "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.


    (3) Certain of the Bonds in a Traditional Trust, as insured by an Insurer, may be rated AAA by Standard & Poor's and/or Aaa by Moody's. The insurance on such Bonds guarantees the payment of interest and principal on such Bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, mandatory redemptions or interest rate risks. (See "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus and "Description of Ratings" in the Information Supplement.)

                                     5 of 7

                             Statement of Condition


                     NUVEEN VIRGINIA TRADITIONAL TRUST 325


                   (Nuveen Tax-Free Unit Trust, Series 1024)

                            AS OF SEPTEMBER 2, 1998


    TRUST PROPERTY
Sponsor's contracts to purchase Bonds, backed by
  an irrevocable letter of credit(1)(2)...........  $    2,386,393
Accrued interest to September 2, 1998 on
  underlying Bonds(1).............................          25,037
Offering costs(3).................................           3,500
                                                    --------------
            Total.................................  $    2,414,930
                                                    --------------
                                                    --------------
   LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities:
    Accrued interest to September 2, 1998 on
     underlying Bonds(4)..........................  $       25,037
    Accrued offering costs(3).....................           3,500
                                                    --------------
            Total.................................  $       28,537
                                                    --------------
                                                    --------------
Interest of Unitholders:
    Units of fractional undivided interest
     outstanding (25,000)
      Cost to investors(5)........................  $    2,509,340
        Less: Gross underwriting commission(6)....        (122,947)
                                                    --------------
    Net amount applicable to investors............  $    2,386,393
                                                    --------------
            Total.................................  $    2,414,930
                                                    --------------
                                                    --------------
------------


(1) Represented by contracts to purchase Bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the Bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, Bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such Bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the Bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on certain of the Bonds in a Traditional Trust may have been obtained by the issuers of such Bonds. Such insurance, if any, does not guarantee the market value of the Bonds or the value of the Units. Both the bid and the offering prices of the underlying Bonds and of the Units may include value attributable to such policies of insurance, if any.

(3) The Trust (and therefore Unitholders) will bear all or a portion of its estimated offering costs which will be deferred and amortized over five years from the Date of Deposit.

(4) Representing, as set forth in "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued Bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)

                                     6 of 7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF VIRGINIA TRADITIONAL TRUST 325:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Virginia Traditional Trust 325 (contained in Nuveen Tax-Free Unit Trust, Series
1024), as of September 2, 1998. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Virginia Traditional Trust 325 as of September 2, 1998, in conformity with generally accepted accounting principles.


                                                             ARTHUR ANDERSEN LLP

Chicago, Illinois
September 2, 1998


                                     7 of 7

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.
                               SEPTEMBER 2, 1998
                             SUBJECT TO COMPLETION
                                           A

NUVEEN               NUVEEN MASSACHUSETTS INSURED TRUST 156
                   (NUVEEN TAX-FREE UNIT TRUST, SERIES 1024)


                                               CUSIP NUMBERS:

                                               Monthly:               67065D 490
                                               Quarterly:             67065D 508
                                               Semi-Annually:         67065D 516


            PROSPECTUS--PART A (SPECIFIC TERMS) -- SEPTEMBER 2, 1998
 THIS PART A OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY THE
                                   PART B OF
  THE NUVEEN TAX-FREE UNIT TRUSTS PROSPECTUS DATED SEPTEMBER 1, 1998, TO WHICH
                                 SUCH REFERENCE
   HEREIN APPLIES. BOTH PARTS OF THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE
                                   REFERENCE.



    Massachusetts Insured Trust 156 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of Massachusetts, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax and Massachusetts income tax, to the extent indicated below.


    The objectives of the Trust are income exempt from Federal and state income taxes, and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.


    The Portfolio of the Trust consists of 7 obligations issued by entities located in Massachusetts and one obligation issued by an entity located in the Territory of Puerto Rico. The Bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the Bonds are divided as follows:



     NUMBER OF                                              PORTFOLIO
      ISSUES                PURPOSE OF ISSUE                PERCENTAGE
  ---------------  ----------------------------------------------------
         2         Education Revenue                            28.6   %
         2         Health Care Facility Revenue                 28.6
         1         General Obligation                           14.3
         1         Water and/or Sewer Revenue                   14.3
         1         Dedicated-Tax Supported Revenue               7.1
         1         Bridge and Toll Road Revenue                  7.1



    Approximately 21.4% of the aggregate principal amount of the Bonds in the Trust (accounting for approximately 17.9% of the aggregate offering price of the Bonds) are original issue discount obligations. Certain of these original issue discount obligations, amounting to 7.1% of the aggregate principal amount and 2.9% of the aggregate offering price of the Bonds in the Trust, are "zero coupon" bonds. See "Risk Factors" herein and "SUMMARY OF PORTFOLIOS" in Part B of this Prospectus for a discussion of the characteristics of such obligations and of the risks associated therewith.


    All of the Bonds in the Trust are covered by policies of insurance obtained from the MBIA Insurance Corporation guaranteeing payment of principal and interest when due. As a result of such insurance, the Bonds in the Trust have received a rating of "Aaa" by Moody's, "AAA" by Fitch, and/or "AAA" by Standard & Poor's. Insurance does not guarantee the market value of the Bonds or of Trust Units.


    The Trust is considered to be concentrated in Bonds of Education Revenue Issuers whose revenues are subject to certain risks including declines in "college age" individuals and the possible inability to raise tuition and fees. The Trust is also considered to be concentrated in Bonds of Health Care Facility Revenue Issuers whose revenues are subject to certain risks including increased governmental regulation, fluctuating occupancy levels and increased competition. For a discussion of the risks associated with investments in the bonds of various issuers, see "Risk Factors" herein and "SUMMARY OF PORTFOLIOS" in Part B of this Prospectus.


                             ESSENTIAL INFORMATION
              REGARDING THE NUVEEN MASSACHUSETTS INSURED TRUST 156
      ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, SEPTEMBER 1, 1998

         Sponsor and Evaluator.......... John Nuveen & Co. Incorporated
         Trustee.............................. The Chase Manhattan Bank
                ------------------------------------------------

The income, expense and distribution data set forth below have been calculated for Unitholders receiving monthly, quarterly or semi-annual distribution options.


Principal Amount of Bonds in Trust..................  $     1,750,000
Number of Units.....................................           17,500
Fractional Undivided Interest in Trust Per Unit.....         1/17,500
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust......  $     1,657,277
    Divided by Number of Units......................  $         94.70
    Plus Sales Charge 4.9% (5.152% of the Aggregate
     Offering Price of the Bonds per Unit)..........  $          4.88
    Public Offering Price Per Unit(1)...............  $         99.58
Redemption Price Per Unit (exclusive of accrued
  interest).........................................  $         94.31
Sponsor's Initial Repurchase Price Per Unit
  (exclusive of accrued interest)...................  $         94.70
Excess of Public Offering Price Per Unit over
  Redemption Price Per Unit.........................  $          5.27
Excess of Public Offering Price Per Unit over
  Sponsor's Repurchase Price Per Unit...............  $          4.88
Average Maturity of Bonds in the Trust(2)...........       28.0 years


----------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                     1 of 7

                                                  MONTHLY        QUARTERLY      SEMI-ANNUAL
                                                -----------     -----------     -----------
  Calculation of Estimated Net Annual
    Interest Income Per Unit
      Annual Interest Income(3)............        $ 4.6571        $ 4.6571       $ 4.6571
      Less Estimated Annual Expense........         $ .2555         $ .2235        $ .2045
                                                -----------     -----------     -----------
      Estimated Net Annual Interest
        Income(4)..........................        $ 4.4016        $ 4.4336       $ 4.4526
  Daily Rate of Accrual Per Unit...........        $ .01222        $ .01231       $ .01236
  ESTIMATED CURRENT RETURN(5)..............            4.42%           4.45%          4.47 %
  ESTIMATED LONG TERM RETURN(5)............            4.51%           4.55%          4.57 %
  Trustee's Annual Fees(6).................        $ 1.4736        $ 1.1536       $ 0.9636
Date of Deposit..................................................................................September 2, 1998
Settlement Date..................................................................................September 8, 1998
Mandatory Termination Date....................................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust...................................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee(7)......................................$0.17 per $1,000 principal amount of Bonds
Estimated Annual Offering Expenses(8).............................................................$.02857 per Unit
----------


The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier time at which the New York Stock Exchange closes. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)


(1) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.07 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus.)


(2) The Average Maturity of Bonds in the Trust is calculated based upon the stated maturities of the Bonds in the Trust (or, with respect to Bonds for which funds or securities have been placed in escrow to redeem such Bonds on a stated call date, based upon such call date). The Average Maturity of Bonds in the Trust may increase or decrease from time to time as Bonds mature or are called or sold.


(3) Assumes delivery of all Bonds. (See "COMPOSITION OF TRUSTS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" Bonds, Stripped Obligations or other original issue discount Bonds. (See "SUMMARY OF PORTFOLIOS" in Part B of this Prospectus.)


(4) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as Bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.

(5) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the Bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?" in Part B of this Prospectus.

(6) Each Trustee annual fee is per $1,000 principal amount of the underlying Bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.

(7) The Sponsor's Annual Evaluation Fee may, from time to time, be adjusted provided that the total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase, after the date hereof, in consumer prices for services as measured by the United States Department of Labor Consumer Price Index entitled "All Services Less Rent" or if such index no longer exists, a comparable index. The consent or concurrence of any Unitholder shall not be required for any such adjustment or increase.

(8) Notwithstanding anything to the contrary contained in Part B of the Prospectus regarding expenses incurred by the Trust for the establishment of the Trust, the Trust (and therefore Unitholders) will bear all or a portion of its offering costs (including, among others, costs of registering Units with the Securities and Exchange Commission and states, and legal fees but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total offering costs will be amortized over a five year period.

                             INTEREST DISTRIBUTION

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                          Normal
                                                                                                      Distributions
                                                  1998                             1999                  per Year
----------------------------------------------------------------------------------------------------  --------------
Record Date*..........................       10/1           11/1            2/1            5/1
Distribution Date.....................      10/15          11/15           2/15           5/15
--------------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan.............  $   .3543(1)                                                  $  4.4016
                                                          --------  $.3666 every month  --------
Quarterly Distribution Plan...........  $   .3543(1)   $   .3693(2)   $  1.1079      $  1.1079        $  4.4336
Semi-Annual Distribution Plan.........  $   .3543(1)   $   .3708(3)                  $  2.2248        $  4.4526
--------------------------------------------------------------------------------------------------------------------


 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May 1, August 1 and November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B of this Prospectus.
(1) The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.

(2) The second distribution under the quarterly distribution plan represents a 1-month distribution; subsequent quarterly distributions will be regular 3-month distributions.


(3) The second distribution under the semi-annual distribution plan represents a 1-month distribution; subsequent semi-annual distributions will be regular 6-month distributions.


                                     2 of 7

                                  RISK FACTORS



    Risk is inherent in all investing. Investing in a unit trust involves risk, including the risk that you may receive little or no return on your investment or even that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in this Trust. Because of these and other risks, the Trust should only represent a portion of your overall portfolio and you should consider an investment in the Trust to be a part of a longer term investment strategy that will provide the best results when followed over a number of years. There is no guarantee that the Trust will achieve its investment objective.



    MARKET RISK: the risk that the market value of a bond or the Trust may change rapidly and unpredictably, causing the bond or the Trust to be worth less than its original price. Volatility in the market price of the bonds in the Trust changes the value of the Units of the Trust. Market value may be affected by a variety of factors including, among others, changes in the perceptions about the issuers, changes in interest rates or inflation, changes in the ratings of the issuers or changes in the financial condition of the issuers of the bonds. Because the Trust is not managed, bonds in the Trust will generally not be sold in response to market fluctuations, although bonds may be sold in certain limited circumstances. Accordingly, an investor in the Trust may be exposed to more market risk than an investor in certain managed investment vehicles.



    INFLATION RISK: the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the value of the Trust's assets can decline as can the value of the Trust's distributions.



    INTEREST RATE RISK: the risk that bonds will decline in value because of a rise in interest rates. Generally, bonds will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes.



    CREDIT RISK: the risk that an issuer of a bond or an insurer is unable to meet its obligation to make interest and principal payments.



    CALL RISK: the risk that bonds can be prepaid or "called" by the issuer before their stated maturity. If bonds are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a premium bond will reduce your return. Bonds in the Trust are more likely to be called when interest rates decline. This would result in early returns of principal to you and may result in early termination of the Trust. The dates and prices upon which the bonds are first subject to optional calls are provided in "Schedule of Investments." The bonds may also be subject to special or extraordinary call provisions and "mandatory put" features that may cause the bonds to be removed from the Trust prior to maturity.



    LIQUIDITY RISK: the risk that the value of the bonds may be reduced if trading in the bonds is limited or absent. Because the bonds will generally trade in the over-the-counter market, there can be no assurance that a liquid trading market will exist.



    BOND QUALITY RISK: the risk that a reduction in a bond's rating may decrease its value and the value of your investment in the Trust.



    REDUCED DIVERSIFICATION RISK: the risk that the diversification of your investment is reduced as bonds in the Trust are called, sold or mature. This reduction in diversification may increase the risk of loss and increase your share of Trust expenses.



    LITIGATION AND LEGISLATION RISKS: the risk that future litigation or legislation could affect the value of the Trust. In particular, future tax legislation could affect the value of the Trust by reducing tax rates, imposing a flat or other form of tax, exempting investment income from tax or changing the tax status of the bonds.


    The financial condition of the Commonwealth of Massachusetts is affected by various national, economic, social and environmental policies and conditions. Additionally, limitations imposed by statute and voter initiative upon the Commonwealth and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the Commonwealth and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations.

    The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the Bonds, are affected by numerous factors. The employment in the Commonwealth has been and continues to be significantly and adversely affected by reductions in federal government spending on defense-related industries. The Commonwealth has many material future liabilities, including an underfunded retirement system and Medicaid expenditures.

    The Commonwealth is a party to numerous lawsuits in which an adverse final decision could materially affect the Commonwealth's governmental operations and consequently its ability to pay debt service on its obligations.

    In recent years, the Commonwealth of Massachusetts and certain of its public bodies and municipalities, particularly the City of Boston have faced serious financial difficulties which have affected the credit standing and borrowing abilities of Massachusetts and its respective entities and may have contributed to higher interest rates on debt obligations. Standard and Poor's currently rates the Commonwealth's uninsured general obligation bonds at A+, while Moody's rates these obligations at A1.


    Further information concerning the various types of bonds contained in the Trust is available in "SUMMARY OF PORTFOLIOS" in Part B of the Prospectus. Further information concerning Massachusetts risk factors may be obtained upon written or telephonic request to the Trustee as described in "OTHER INFORMATION -- Supplemental Information" appearing in Part B of this Prospectus.


    YEAR 2000 PROBLEM. Like other investment companies, financial and business organizations and individuals around the world a Trust could be adversely affected if the computer systems used by the Sponsor or Trustee or other service providers to such Trust do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Sponsor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are

                                     3 of 7
being taken by a Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to a Trust.

    The Year 2000 Problem is expected to impact corporations and other parties, which may include issuers of the Bonds contained in a Trust, to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the Bonds contained in a Trust.

                    TAX STATUS--MASSACHUSETTS INSURED TRUST

    For a discussion of the Federal tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" appearing in Part B of this Prospectus.

    In the opinion of Edwards & Angell, special Massachusetts counsel to the Trust, based on rulings by the Commissioner of Revenue and under existing law:

    For Massachusetts income tax purposes, each Trust will be treated as a corporate trust under Section 8 of Chapter 62 of the Massachusetts General Laws ("M.G.L.") and not as a grantor trust under Section 10(e) of M.G.L. Chapter 62.

    The Trust will not be held to be engaging in business in Massachusetts within the meaning of said Section 8 and will, therefore, not be subject to Massachusetts income tax.

    Unitholders who are subject to Massachusetts income taxation under M.G.L. Chapter 62 will not be required to include their respective shares of the earnings of or distributions from the Trust in their Massachusetts gross income to the extent that such earnings or distributions represent tax-exempt interest excludable from gross income for Federal income tax purposes received by the Trust on obligations issued by Massachusetts, its counties, municipalities, authorities, political subdivisions or instrumentalities or by Puerto Rico, the Virgin Islands, Guam, the Northern Mariana Islands or other possessions of the United States within the meaning of Section 103(c) of the Internal Revenue Code of 1986, as amended ("Massachusetts Obligations").

    Unitholders who are subject to Massachusetts income taxation under M.G.L. Chapter 62 will not be required to include their respective shares of the earnings of or distributions from the Trust in their Massachusetts gross income to the extent that such earnings or distributions are derived from the proceeds of insurance obtained by the Sponsor of the Trust or by the issuer or underwriter of an obligation held by the Trust that represent maturing interest on defaulted obligations held by the Trustee, if and to the same extent that such earnings or distributions would have been excludable from the gross income of such Unitholders if derived from interest paid by the issuer of the defaulted obligation.

    Unitholders which are corporations subject to taxation under M.G.L. Chapter 63 will be required to include their respective shares of the earnings of or distributions from the Trust in their Massachusetts gross income to the extent that such earnings or distributions represent interest from bonds, notes or indebtedness of any state, including Massachusetts, except for interest which is specifically exempted from such tax by the acts authorizing issuance of said Massachusetts Obligations.

    The Trust's capital gains and/or capital losses which are includable in the Federal gross income of Unitholders who are subject to Massachusetts income taxation under M.G.L. Chapter 62, or Unitholders which are corporations subject to Massachusetts taxation under M.G.L. Chapter 63 will be included as capital gains and/or losses in the Unitholders' Massachusetts gross income, except for capital gain which is specifically exempted from taxation under such Chapters by the acts authorizing issuance of said Massachusetts Obligations.

    Unitholders which are corporations subject to tax under M.G.L. Chapter 63 and which are tangible property corporations will not be required to include the Units when determining the value of their tangible property. Unitholders which are intangible property corporations will be required to include the Units when determining their net worth.

    Gains or losses realized on sales or redemptions of Units by Unitholders who are subject to Massachusetts income taxation under M.G.L. Chapter 62, or Unitholders which are corporations subject to Massachusetts income taxation under M.G.L. Chapter 63, will be includable in their Massachusetts gross income. In determining such gain or loss Unitholders will, to the same extent required for Federal tax purposes, have to adjust their tax bases for their Units for accrued interest received, if any, on Massachusetts Obligations delivered to the Trustee after the Unitholders pay for their Units, for amortization of premiums, if any, on Massachusetts Obligations held by the Trust, and for accrued original issue discount with respect to each Massachusetts Obligation which, at the time the Massachusetts Obligation was issued, had original issue discount.

    The Units of the Trust are not subject to any property tax levied by Massachusetts or any political subdivision thereof, nor to any income tax levied by any such political subdivision. They are includable in the gross estate of a deceased holder who is a resident of Massachusetts for purposes of the Massachusetts Estate Tax.

                                     4 of 7

                     NUVEEN MASSACHUSETTS INSURED TRUST 156
                   (NUVEEN Tax-Free Unit Trust, Series 1024)
       Schedule of Investments at the Date of Deposit, September 2, 1998



                                                                                          Ratings(3)           Trustee's
                                                                      Optional       ---------------------   Determination
 Aggregate        Name of Issuer and Title of Issue Represented      Redemption       Standard                of Offering
 Principal         by Sponsor's Contracts to Purchase Bonds(1)      Provisions(2)     & Poor's    Moody's        Price
---------------------------------------------------------------------------------------------------------------------------
$   250,000      Massachusetts Bay Transportation Authority,         2007 at 101        AAA         Aaa     $       248,750
                   General Transportation System Bonds, 1997
                   Series C, 5.00% Due 3/1/24. (Original issue
                   discount bonds delivered on or about August
                   14, 1997 at a price of 94.727% of principal
                   amount.)(General Obligation Bonds.)
    250,000      Massachusetts Health and Educational Facilities     2008 at 101        AAA         Aaa             250,530
                   Authority, Revenue Bonds, Bentley College
                   Issue, Series J, 5.125% Due 7/1/28.
    250,000      Massachusetts Health and Educational Facilities     2007 at 102        AAA         Aaa             251,040
                   Authority, Berklee College of Music Issue,
                   Revenue Bonds, Series E, 5.10% Due 10/1/27.
    250,000      Massachusetts Health and Educational Facilities     2008 at 101        AAA         Aaa             246,118
                   Authority, Revenue Bonds, Boston Medical
                   Center Issue, Series A, 5.00% Due 7/1/29.
    250,000      Massachusetts Health and Educational Facilities     2008 at 102        AAA         Aaa             246,348
                   Authority, Revenue Bonds, Caregroup Issue,
                   Series A, 5.00% Due 7/1/25.
    125,000      Massachusetts Turnpike Authority, Metropolitan      2007 at 102        AAA         Aaa             126,783
                   Highway System Revenue Bonds, 1997 Series B,
                   5.25% Due 1/1/29.
    250,000      Massachusetts Water Resources Authority,            2008 at 100        AAA         Aaa             239,380
                   General Revenue Bonds, 1998 Series A, 4.75%
                   Due 8/1/27.
    125,000      Puerto Rico Highway and Transportation           No Optional Call      AAA         Aaa              48,328
                   Authority, Transportation Revenue Bonds
                   (Series A), 0.00% Due 7/1/18. (Original issue
                   discount bonds delivered on or about March
                   19, 1998 at a price of 36.184% of principal
                   amount.)
-----------                                                                                                 ---------------
$ 1,750,000                                                                                                 $     1,657,277
-----------                                                                                                 ---------------
-----------                                                                                                 ---------------


------------


    (1) The Sponsor's contracts to purchase Bonds were entered into on September 1, 1998. Other information regarding the Bonds in the Trust on the Date of Deposit is as follows:



                                                           Profit (or
                                              Cost to         loss)       Annual Interest   Bid Price
                   Trust                      Sponsor      to Sponsor     Income to Trust   of Bonds
  ----------------------------------------  -----------  ---------------  ---------------  -----------
  Massachusetts Insured Trust 156.........  $ 1,651,535  $       5,742    $     81,500     $ 1,650,464



In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .39%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the Bonds.



    (2) The Bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the Bonds, except for Bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The Bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such Bonds. See "Risk Factors" herein and "COMPOSITION OF TRUSTS" and "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.


    (3) All the Bonds in the Insured Trusts, as insured by the Insurer, are rated AAA by Standard & Poor's, AAA by Fitch and/or Aaa by Moody's. The insurance obtained by the Trust guarantees the payment of interest and principal on the Bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. (See "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus and "Description of Ratings" in the Information Supplement.)

                                     5 of 7

                             Statement of Condition


                     NUVEEN MASSACHUSETTS INSURED TRUST 156


                   (Nuveen Tax-Free Unit Trust, Series 1024)

                            AS OF SEPTEMBER 2, 1998


    TRUST PROPERTY
Sponsor's contracts to purchase Bonds, backed by
  an irrevocable letter of credit(1)(2)...........  $    1,657,277
Accrued interest to September 2, 1998 on
  underlying Bonds(1).............................          17,101
Offering costs(3).................................           2,500
                                                    --------------
            Total.................................  $    1,676,878
                                                    --------------
                                                    --------------
   LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities:
    Accrued interest to September 2, 1998 on
     underlying Bonds(4)..........................  $       17,101
    Accrued offering costs(3).....................           2,500
                                                    --------------
            Total.................................  $       19,601
                                                    --------------
                                                    --------------
Interest of Unitholders:
    Units of fractional undivided interest
     outstanding (17,500)
      Cost to investors(5)........................  $    1,742,660
        Less: Gross underwriting commission(6)....         (85,383)
                                                    --------------
    Net amount applicable to investors............  $    1,657,277
                                                    --------------
            Total.................................  $    1,676,878
                                                    --------------
                                                    --------------
------------


(1) Represented by contracts to purchase Bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the Bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, Bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such Bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the Bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on the Bonds in an Insured Trust has been obtained by the Sponsor or by the issuers of such Bonds. Such insurance does not guarantee the market value of the Bonds or the value of the Units. Both the bid and the offering prices of the underlying Bonds and of the Units may include value attributable to such policies of insurance.

(3) The Trust (and therefore Unitholders) will bear all or a portion of its estimated offering costs which will be deferred and amortized over five years from the Date of Deposit.

(4) Representing, as set forth in "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued Bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)

                                     6 of 7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF MASSACHUSETTS INSURED TRUST 156:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Massachusetts Insured Trust 156 (contained in Nuveen Tax-Free Unit Trust, Series
1024), as of September 2, 1998. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Massachusetts Insured Trust 156 as of September 2, 1998, in conformity with generally accepted accounting principles.


                                                             ARTHUR ANDERSEN LLP

Chicago, Illinois
September 2, 1998


                                     7 of 7

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.
                               SEPTEMBER 2, 1998
                             SUBJECT TO COMPLETION
                                           A

NUVEEN                 NUVEEN NEW YORK INSURED TRUST 285
                   (NUVEEN TAX-FREE UNIT TRUST, SERIES 1024)


                                               CUSIP NUMBERS:

                                               Monthly:               67102L 281
                                               Quarterly:             67102L 299
                                               Semi-Annually:         67102L 307


            PROSPECTUS--PART A (SPECIFIC TERMS) -- SEPTEMBER 2, 1998
 THIS PART A OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY THE
                                   PART B OF
  THE NUVEEN TAX-FREE UNIT TRUSTS PROSPECTUS DATED SEPTEMBER 1, 1998, TO WHICH
                                 SUCH REFERENCE
   HEREIN APPLIES. BOTH PARTS OF THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE
                                   REFERENCE.



    New York Insured Trust 285 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of New York, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax and New York state and city income taxes, to the extent indicated below.


    The objectives of the Trust are income exempt from Federal and state income taxes, and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.


    The Portfolio of the Trust consists of 8 obligations issued by entities located in New York. The Bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the Bonds are divided as follows:



     NUMBER OF                                              PORTFOLIO
      ISSUES                PURPOSE OF ISSUE                PERCENTAGE
  ---------------  ----------------------------------------------------
         2         Dedicated-Tax Supported Revenue              19.9   %
         1         General Obligation                           14.3
         1         Education Revenue                            14.3
         1         Health Care Facility Revenue                 14.3
         1         Municipal Lease Revenue                      14.3
         1         Water and/or Sewer Revenue                   14.3
         1         Bridge and Toll Road Revenue                  8.6



    Approximately 5.7% of the aggregate principal amount of the Bonds in the Trust (accounting for approximately 1.7% of the aggregate offering price of the Bonds) are original issue discount obligations. Certain of these original issue discount obligations, amounting to 5.7% of the aggregate principal amount and 1.7% of the aggregate offering price of the Bonds in the Trust, are "zero coupon" bonds. See "Risk Factors" herein and "SUMMARY OF PORTFOLIOS" in Part B of this Prospectus for a discussion of the characteristics of such obligations and of the risks associated therewith.


    All of the Bonds in the Trust are covered by policies of insurance obtained from the MBIA Insurance Corporation guaranteeing payment of principal and interest when due. As a result of such insurance, the Bonds in the Trust have received a rating of "Aaa" by Moody's, "AAA" by Fitch, and/or "AAA" by Standard & Poor's. Insurance does not guarantee the market value of the Bonds or of Trust Units.


    For a discussion of the risks associated with investments in the bonds of various issuers, see "Risk Factors" herein and "SUMMARY OF PORTFOLIOS" in Part B of this Prospectus.


                             ESSENTIAL INFORMATION
                REGARDING THE NUVEEN NEW YORK INSURED TRUST 285
      ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, SEPTEMBER 1, 1998

         Sponsor and Evaluator.......... John Nuveen & Co. Incorporated
         Trustee.............................. The Chase Manhattan Bank
                ------------------------------------------------

The income, expense and distribution data set forth below have been calculated for Unitholders receiving monthly, quarterly or semi-annual distribution options.


Principal Amount of Bonds in Trust..................  $     1,750,000
Number of Units.....................................           17,500
Fractional Undivided Interest in Trust Per Unit.....         1/17,500
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust......  $     1,669,000
    Divided by Number of Units......................  $         95.37
    Plus Sales Charge 4.9% (5.152% of the Aggregate
     Offering Price of the Bonds per Unit)..........  $          4.91
    Public Offering Price Per Unit(1)...............  $        100.28
Redemption Price Per Unit (exclusive of accrued
  interest).........................................  $         94.98
Sponsor's Initial Repurchase Price Per Unit
  (exclusive of accrued interest)...................  $         95.37
Excess of Public Offering Price Per Unit over
  Redemption Price Per Unit.........................  $          5.30
Excess of Public Offering Price Per Unit over
  Sponsor's Repurchase Price Per Unit...............  $          4.91
Average Maturity of Bonds in the Trust(2)...........       26.2 years


----------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                     1 of 7

                                                  MONTHLY        QUARTERLY      SEMI-ANNUAL
                                                -----------     -----------     -----------
  Calculation of Estimated Net Annual
    Interest Income Per Unit
      Annual Interest Income(3)............        $ 4.7429        $ 4.7429       $ 4.7429
      Less Estimated Annual Expense........         $ .2606         $ .2286        $ .2096
                                                -----------     -----------     -----------
      Estimated Net Annual Interest
        Income(4)..........................        $ 4.4823        $ 4.5143       $ 4.5333
  Daily Rate of Accrual Per Unit...........        $ .01245        $ .01253       $ .01259
  ESTIMATED CURRENT RETURN(5)..............            4.47%           4.50%          4.52 %
  ESTIMATED LONG TERM RETURN(5)............            4.49%           4.52%          4.54 %
  Trustee's Annual Fees(6).................        $ 1.5027        $ 1.1827       $ 0.9927
Date of Deposit..................................................................................September 2, 1998
Settlement Date..................................................................................September 8, 1998
Mandatory Termination Date....................................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust...................................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee(7)......................................$0.17 per $1,000 principal amount of Bonds
Estimated Annual Offering Expenses(8).............................................................$.03085 per Unit
----------


The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier time at which the New York Stock Exchange closes. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)


(1) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.07 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus.)


(2) The Average Maturity of Bonds in the Trust is calculated based upon the stated maturities of the Bonds in the Trust (or, with respect to Bonds for which funds or securities have been placed in escrow to redeem such Bonds on a stated call date, based upon such call date). The Average Maturity of Bonds in the Trust may increase or decrease from time to time as Bonds mature or are called or sold.


(3) Assumes delivery of all Bonds. (See "COMPOSITION OF TRUSTS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" Bonds, Stripped Obligations or other original issue discount Bonds. (See "SUMMARY OF PORTFOLIOS" in Part B of this Prospectus.)


(4) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as Bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.

(5) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the Bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?" in Part B of this Prospectus.

(6) Each Trustee annual fee is per $1,000 principal amount of the underlying Bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.

(7) The Sponsor's Annual Evaluation Fee may, from time to time, be adjusted provided that the total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase, after the date hereof, in consumer prices for services as measured by the United States Department of Labor Consumer Price Index entitled "All Services Less Rent" or if such index no longer exists, a comparable index. The consent or concurrence of any Unitholder shall not be required for any such adjustment or increase.

(8) Notwithstanding anything to the contrary contained in Part B of the Prospectus regarding expenses incurred by the Trust for the establishment of the Trust, the Trust (and therefore Unitholders) will bear all or a portion of its offering costs (including, among others, costs of registering Units with the Securities and Exchange Commission and states, and legal fees but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total offering costs will be amortized over a five year period.

                                     2 of 7

                             INTEREST DISTRIBUTION

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                          Normal
                                                                                                      Distributions
                                                  1998                             1999                  per Year
----------------------------------------------------------------------------------------------------  --------------
Record Date*..........................       10/1           11/1            2/1            5/1
Distribution Date.....................      10/15          11/15           2/15           5/15
--------------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan.............  $   .3610(1)                                                  $  4.4823
                                                          --------  $.3735 every month  --------
Quarterly Distribution Plan...........  $   .3610(1)   $   .3759(2)   $  1.1277      $  1.1277        $  4.5143
Semi-Annual Distribution Plan.........  $   .3610(1)   $   .3777(3)                  $  2.2662        $  4.5333
--------------------------------------------------------------------------------------------------------------------


 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May 1, August 1 and November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B of this Prospectus.
(1) The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.

(2) The second distribution under the quarterly distribution plan represents a 1-month distribution; subsequent quarterly distributions will be regular 3-month distributions.


(3) The second distribution under the semi-annual distribution plan represents a 1-month distribution; subsequent semi-annual distributions will be regular 6-month distributions.



                                  RISK FACTORS



    Risk is inherent in all investing. Investing in a unit trust involves risk, including the risk that you may receive little or no return on your investment or even that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in this Trust. Because of these and other risks, the Trust should only represent a portion of your overall portfolio and you should consider an investment in the Trust to be a part of a longer term investment strategy that will provide the best results when followed over a number of years. There is no guarantee that the Trust will achieve its investment objective.



    MARKET RISK: the risk that the market value of a bond or the Trust may change rapidly and unpredictably, causing the bond or the Trust to be worth less than its original price. Volatility in the market price of the bonds in the Trust changes the value of the Units of the Trust. Market value may be affected by a variety of factors including, among others, changes in the perceptions about the issuers, changes in interest rates or inflation, changes in the ratings of the issuers or changes in the financial condition of the issuers of the bonds. Because the Trust is not managed, bonds in the Trust will generally not be sold in response to market fluctuations, although bonds may be sold in certain limited circumstances. Accordingly, an investor in the Trust may be exposed to more market risk than an investor in certain managed investment vehicles.



    INFLATION RISK: the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the value of the Trust's assets can decline as can the value of the Trust's distributions.



    INTEREST RATE RISK: the risk that bonds will decline in value because of a rise in interest rates. Generally, bonds will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes.



    CREDIT RISK: the risk that an issuer of a bond or an insurer is unable to meet its obligation to make interest and principal payments.



    CALL RISK: the risk that bonds can be prepaid or "called" by the issuer before their stated maturity. If bonds are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a premium bond will reduce your return. Bonds in the Trust are more likely to be called when interest rates decline. This would result in early returns of principal to you and may result in early termination of the Trust. The dates and prices upon which the bonds are first subject to optional calls are provided in "Schedule of Investments." The bonds may also be subject to special or extraordinary call provisions and "mandatory put" features that may cause the bonds to be removed from the Trust prior to maturity.



    LIQUIDITY RISK: the risk that the value of the bonds may be reduced if trading in the bonds is limited or absent. Because the bonds will generally trade in the over-the-counter market, there can be no assurance that a liquid trading market will exist.



    BOND QUALITY RISK: the risk that a reduction in a bond's rating may decrease its value and the value of your investment in the Trust.



    REDUCED DIVERSIFICATION RISK: the risk that the diversification of your investment is reduced as bonds in the Trust are called, sold or mature. This reduction in diversification may increase the risk of loss and increase your share of Trust expenses.



    LITIGATION AND LEGISLATION RISKS: the risk that future litigation or legislation could affect the value of the Trust. In particular, future tax legislation could affect the value of the Trust by reducing tax rates, imposing a flat or other form of tax, exempting investment income from tax or changing the tax status of the bonds.


    The financial condition of the State of New York is affected by various national, economic, social and environmental policies and conditions. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations. Historically, the State has been one of the

                                     3 of 7
wealthiest states in the nation; however, for decades the State economy has grown more slowly than that of the nation as a whole, gradually eroding the State's relative economic affluence.

    The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the Bonds, are affected by numerous factors. The economy of the State continues to be influenced by the financial health of the City of New York, which faces greater competition as other major cities develop financial and business capabilities. The State has for many years had a very high state and local tax burden relative to other states. The burden of State and local taxation, in combination with the many other causes of regional economic dislocation, has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State.

    The State is party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations. On January 21, 1994, the State entered into a settlement with Delaware with respect to STATE OF DELAWARE V. STATE OF NEW YORK. The State made an immediate $35 million payment and agreed to make a $33 million annual payment in each of the next five fiscal years. The State has not settled with other parties to the litigation and will continue to incur litigation expenses as to those claims.

    All outstanding general obligation bonds of the State are rated "A" by Standard and Poor's and "A2" by Moody's.


    Further information concerning the various types of bonds contained in the Trust is available in "SUMMARY OF PORTFOLIOS" in Part B of the Prospectus. Further information concerning New York risk factors may be obtained upon written or telephonic request to the Trustee as described in "OTHER INFORMATION -- Supplemental Information" appearing in Part B of this Prospectus.


    YEAR 2000 PROBLEM. Like other investment companies, financial and business organizations and individuals around the world a Trust could be adversely affected if the computer systems used by the Sponsor or Trustee or other service providers to such Trust do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Sponsor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by a Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to a Trust.

    The Year 2000 Problem is expected to impact corporations and other parties, which may include issuers of the Bonds contained in a Trust, to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the Bonds contained in a Trust.

                                   TAX STATUS

    For a discussion of the Federal tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.

    In the opinion of Edwards & Angell, special counsel for the Trust for New York tax matters, under existing law:

        Interest on obligations issued by New York State, a political subdivision thereof, Puerto Rico, the Virgin Islands, Guam, the Northern Mariana Islands, or other possessions of the United States within the meaning of Section 103(c) of the Internal Revenue Code of 1986, as amended ("New York Obligations"), which would be exempt from New York State or New York City personal income tax if directly received by a Unitholder, will retain its status as tax-exempt interest when received by the Trust and distributed to such Unitholder. Thus, interest on bonds received by Unitholders which is not subject to New York State tax is also exempt from New York City personal income tax.

        Interest (less amortizable premium, if any) derived from the Trust by a resident of New York State (or New York City) in respect of obligations issued by states other than New York (or their political subdivisions) will be subject to New York State (or New York City) personal income tax.

        A Unitholder who is a resident of New York State (or New York City) will be subject to New York State (or New York City) personal income tax with respect to gains realized when New York Obligations held in the Trust are sold, redeemed or paid at maturity or when the Unitholder's Units are sold or redeemed; such gain will equal the proceeds of sale, redemption or payment less the tax basis of the New York Obligation or Unit (adjusted to reflect (a) the amortization of premium or discount, if any, on New York Obligations held by the Trust, (b) accrued original issue discount, with respect to each New York Obligation which, at the time the New York Obligation was issued, had original issue discount, and (c) the deposit of New York Obligations with accrued interest in the Trust after the Unitholder's settlement date).

        Interest or gain from the Trust derived by a Unitholder who is not a resident of New York State (or New York City) will not be subject to New York State (or New York City) personal income tax, unless the Units are property employed in a business, trade, profession or occupation carried on in New York State (or New York City).

        In the case of the Trust, amounts paid under the insurance policies representing maturing interest on defaulted New York Obligations held by the Trustee in the Trust will be excludable from New York State and New York City income if, and to the same extent as, such interest would have been excludable if paid by the respective issuer.

        For purposes of the New York State and New York City franchise tax on corporations, Unitholders which are subject to such tax will be required to include in their entire net income any interest or gains distributed to them even though distributed in respect of obligations of any state or subdivision thereof including New York.

        If borrowed funds are used to purchase Units in the Trust, all (or part) of the interest on such indebtedness will not be deductible for New York State and New York City tax purposes. The purchase of Units may be considered to have been made with borrowed funds even though such funds are not directly traceable to the purchase of Units in the Trust.

                                     4 of 7

                       NUVEEN NEW YORK INSURED TRUST 285
                   (NUVEEN Tax-Free Unit Trust, Series 1024)
       Schedule of Investments at the Date of Deposit, September 2, 1998



                                                                                          Ratings(3)           Trustee's
                                                                      Optional       ---------------------   Determination
 Aggregate        Name of Issuer and Title of Issue Represented      Redemption       Standard                of Offering
 Principal         by Sponsor's Contracts to Purchase Bonds(1)      Provisions(2)     & Poor's    Moody's        Price
---------------------------------------------------------------------------------------------------------------------------
$   250,000      Dormitory Authority of the State of New York,       2008 at 101        AAA         Aaa     $       248,065
                   Fordham University, Insured Revenue Bonds,
                   Series 1998, 5.00% Due 7/1/28.
    250,000      Dormitory Authority of the State of New York,       2008 at 101        AAA         Aaa             248,248
                   Mental Health Services Facilities Improvement
                   Revenue Bonds, Series 1998D, 5.00% Due
                   2/15/23.
    250,000      Dormitory Authority of the State of New York,      2008 at 101.5       AAA         Aaa             247,100
                   Secured Hospital Insured Revenue Bonds
                   (Southside Hospital), Series 1998, 5.00% Due
                   2/15/25.
    250,000      New York Local Government Assistance                2008 at 101        AAA         Aaa             245,893
                   Corporation (A Public Benefit Corporation of
                   the State of New York), Series 1997B
                   Refunding Bonds, 4.875% Due 4/1/20.
    150,000      New York State Thruway Authority, General           2008 at 101        AAA         Aaa             148,904
                   Revenue Refunding Bonds, Series E, 5.00% Due
                   1/1/25.
    100,000      Dutchess County Water and Wastewater Authority   No Optional Call      AAA         Aaa              27,690
                   (New York), Service Agreement Revenue Bonds,
                   1998 Series One, 0.00% Due 6/1/24. (Original
                   issue discount bonds delivered on or about
                   June 17, 1998 at a price of 25.145% of
                   principal amount.)
    250,000      The City of New York (New York), General            2008 at 101        AAA         Aaa             252,645
                   Obligation Bonds, Fiscal 1999 Series A, 5.20%
                   Due 8/1/21.
    250,000      New York City (New York), Municipal Water           2007 at 101        AAA         Aaa             250,455
                   Finance Authority, Water and Sewer System
                   Revenue Bonds, Fiscal 1998 B, 5.125% Due
                   6/15/30.
-----------                                                                                                 ---------------
$ 1,750,000                                                                                                 $     1,669,000
-----------                                                                                                 ---------------
-----------                                                                                                 ---------------


------------


    (1) The Sponsor's contracts to purchase Bonds were entered into on September 1, 1998. Other information regarding the Bonds in the Trust on the Date of Deposit is as follows:



                                                           Profit (or
                                              Cost to         loss)       Annual Interest   Bid Price
                   Trust                      Sponsor      to Sponsor     Income to Trust   of Bonds
  ----------------------------------------  -----------  ---------------  ---------------  -----------
  New York Insured Trust 285..............  $ 1,662,732  $       6,268    $     83,000     $ 1,662,150



In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .39%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the Bonds.



    (2) The Bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the Bonds, except for Bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The Bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such Bonds. See "Risk Factors" herein and "COMPOSITION OF TRUSTS" and "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.


    (3) All the Bonds in the Insured Trusts, as insured by the Insurer, are rated AAA by Standard & Poor's, AAA by Fitch and/or Aaa by Moody's. The insurance obtained by the Trust guarantees the payment of interest and principal on the Bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. (See "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus and "Description of Ratings" in the Information Supplement.)

                                     5 of 7

                             Statement of Condition


                       NUVEEN NEW YORK INSURED TRUST 285


                   (Nuveen Tax-Free Unit Trust, Series 1024)

                            AS OF SEPTEMBER 2, 1998


    TRUST PROPERTY
Sponsor's contracts to purchase Bonds, backed by
  an irrevocable letter of credit(1)(2)...........  $    1,669,000
Accrued interest to September 2, 1998 on
  underlying Bonds(1).............................          15,497
Offering costs(3).................................           2,700
                                                    --------------
            Total.................................  $    1,687,197
                                                    --------------
                                                    --------------
   LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities:
    Accrued interest to September 2, 1998 on
     underlying Bonds(4)..........................  $       15,497
    Accrued offering costs(3).....................           2,700
                                                    --------------
            Total.................................  $       18,197
                                                    --------------
                                                    --------------
Interest of Unitholders:
    Units of fractional undivided interest
     outstanding (17,500)
      Cost to investors(5)........................  $    1,754,987
        Less: Gross underwriting commission(6)....         (85,987)
                                                    --------------
    Net amount applicable to investors............  $    1,669,000
                                                    --------------
            Total.................................  $    1,687,197
                                                    --------------
                                                    --------------
------------


(1) Represented by contracts to purchase Bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the Bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, Bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such Bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the Bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on the Bonds in an Insured Trust has been obtained by the Sponsor or by the issuers of such Bonds. Such insurance does not guarantee the market value of the Bonds or the value of the Units. Both the bid and the offering prices of the underlying Bonds and of the Units may include value attributable to such policies of insurance.

(3) The Trust (and therefore Unitholders) will bear all or a portion of its estimated offering costs which will be deferred and amortized over five years from the Date of Deposit.

(4) Representing, as set forth in "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued Bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)

                                     6 of 7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF NEW YORK INSURED TRUST 285:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of New York Insured Trust 285 (contained in Nuveen Tax-Free Unit Trust, Series 1024), as of September 2, 1998. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of New York Insured Trust 285 as of September 2, 1998, in conformity with generally accepted accounting principles.


                                                             ARTHUR ANDERSEN LLP

Chicago, Illinois
September 2, 1998


                                     7 of 7

                                            B

Defined Portfolios

Nuveen Tax-Free Unit Trusts
Prospectus Part B dated September 1, 1998

    THE PROSPECTUS FOR A NUVEEN UNIT TRUST IS DIVIDED INTO TWO PARTS. PART A OF THE PROSPECTUS RELATES EXCLUSIVELY TO A PARTICULAR TRUST AND PROVIDES SPECIFIC INFORMATION REGARDING THE TRUST'S PORTFOLIO, INVESTMENT OBJECTIVE, EXPENSES, FINANCIAL HIGHLIGHTS, INTEREST DISTRIBUTIONS, ESTIMATED RETURNS, RISK FACTORS and tax status. Part B of the Prospectus provides more general information regarding the Nuveen Tax-Free Unit Trusts. You should read both Parts of the Prospectus and retain them for future reference. Except as provided in Part A of the Prospectus, the information contained in this Part B will apply to each Trust.

    Additional information about the Trusts is provided in the Information Supplement. You can receive an Information Supplement by calling The Chase Manhattan Bank (the "TRUSTEE") at (800) 257-8787.

NUVEEN DEFINED PORTFOLIOS

TAX-FREE INCOME. Each Nuveen Tax-Free Unit Trust consists of a diversified portfolio of municipal bonds. (See "Schedule of Investments" in Part A of the Prospectus for a list of the Bonds included in a Trust.) Under existing law, the interest income to a Trust and to Unitholders is exempt from federal income tax. In addition, interest income of a State Trust is exempt to the extent indicated in Part A of the Prospectus from state and, in some cases, local income taxes.

INSURED TRUSTS. All Bonds in each Nuveen Insured Trust are covered by insurance policies obtained from MBIA Insurance Corporation. These policies guarantee the payment of principal and interest when due. The insurance policies remain effective for the entire life of a Bond. Because of the insurance, the Bonds in an Insured Trust receive a "AAA" rating from Standard & Poor's Ratings Service, a division of The McGraw-Hill Companies, Inc. ("STANDARD & POOR'S") and Fitch IBCA, Inc. ("FITCH") and "Aaa" by Moody's Investors Service, Inc. ("MOODY'S"). Please note that the insurance relates only to the Bonds in the Insured Trusts and not to the Units or the market value of the Units. (See "Why and How are the Bonds Insured?")

TRADITIONAL TRUSTS. Each Traditional Trust consists of a diversified portfolio of Bonds rated in the category of "A" or better by Standard & Poor's, Moody's or Fitch.

MINIMUM INVESTMENT--$5,000 or 50 Units, whichever is less.

REDEEMABLE UNITS. Units of a Trust are redeemable at the offices of the Trustee at prices based upon the bid prices of the Bonds. (See "How Units May be Redeemed Without Charge.")

DISTRIBUTIONS. Interest received by a Trust will be paid semi-annually, unless you elect to receive distributions monthly or quarterly. Distributions of funds in the principal account will ordinarily be made semi-annually. (See "When are Distributions Made to Unitholders?")

PUBLIC OFFERING PRICE. Public Offering Price of a Trust during the Initial Offering Period is based upon the offering prices of the Bonds in the Trust plus an upfront sales charge. For Units purchased in the secondary market, the Public Offering Price is based upon the bid prices of the Bonds in the Trust. Accrued interest on the Bonds in the Portfolio from the preceding Record Date to, but not including, the Settlement Date (normally three business days after purchase) is added to the Public Offering Price. (See "How is the Public Offering Price Determined?")

                            ------------------------

    THE  SECURITIES AND EXCHANGE  COMMISSION HAS NOT  APPROVED OR DISAPPROVED OF
THESE  SECURITIES  OR  PASSED  UPON   THE  ADEQUACY  OF  THIS  PROSPECTUS.   ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      TABLE OF CONTENTS                                  PAGE
      WHAT IS THE NUVEEN TAX-FREE UNIT TRUST?            4
      WHAT ARE THE OBJECTIVES OF THE TRUSTS?             4
      SUMMARY OF PORTFOLIOS                              4
      COMPOSITION OF TRUSTS                              6
      WHY AND HOW ARE THE BONDS INSURED?                 8
      HOW IS THE PUBLIC OFFERING PRICE DETERMINED?       9
      MARKET FOR UNITS                                   12
      WHAT IS ACCRUED INTEREST?                          12
      WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED
      CURRENT RETURN?                                    13
      HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE
      DATE
      OF DEPOSIT?                                        14
      WHAT IS THE TAX STATUS OF UNITHOLDERS?             14
      WHAT ARE NORMAL TRUST OPERATING EXPENSES?          17
      WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?        18
      ACCUMULATION PLAN                                  19
      HOW DETAILED ARE REPORTS TO UNITHOLDERS?           19
      UNIT VALUE AND EVALUATION                          19
      HOW UNITS OF THE TRUSTS ARE DISTRIBUTED TO THE
      PUBLIC                                             20
      OWNERSHIP AND TRANSFER OF UNITS                    21
      HOW UNITS MAY BE REDEEMED WITHOUT CHARGE           22
      HOW UNITS MAY BE PURCHASED BY THE SPONSOR          23
      HOW BONDS MAY BE REMOVED FROM THE TRUSTS           23
      INFORMATION ABOUT THE TRUSTEE                      23
      INFORMATION ABOUT THE SPONSOR                      24
      OTHER INFORMATION                                  25

  J  Tax-Free Unit Trusts

      TOPICAL INDEX                                              PAGE
      Accrued Interest                                           12
      Accumulation Plan                                          19
                                                           Information
      Bond Ratings, Description of                         Supplement
      Bonds, Initial Determination of Offering Price             14
      Bonds, How Selected                                        4
      Bonds, Limited Right of Substitution                       7
      Bonds, Removal from a Trust                                23
      Call Provisions of Portfolio Bonds                         7
      Capital Gains Taxability                                   14
      Composition of Trusts                                      6
      Dealer Discounts                                           20
      Distributions to Unitholders                               18
                                                                 Part
      Distribution Payment Dates                                 A,18
      Distribution of Units to the Public                        20
      Essential Information Regarding the Trusts                 Part A
                                                                 Part
      Estimated Long Term Return and Estimated Current Return    A,13
      Evaluation                                                 19
      Expenses for Normal Trust Operation                        17
      Indenture, Amendment of                                    25
      Indenture, Termination of                                  25
      Insurance on the Bonds                                     8
                                                                 Part
      Interest Account Distributions                             A,18
      Legal Opinion                                              25
      Limitations on Liabilities of Sponsor and Trustee          24
      Market for Units                                           12
      Minimum Transaction                                        20
      Objectives of the Trusts                                   4
      Optional Distribution Plan                                 18
      Other Information                                          25
      Ownership and Transfer of Units                            21
      Principal Account Distributions                            18
      Public Offering Price of Units                             9
      Purchase of Units by Sponsor                               23
      Quantity Purchases                                         9
                                                                 Part
      Record Dates                                               A,18
      Redemption of Units Without Charge                         22
      Report of Independent Public Accountants                   Part A
      Reports to Unitholders                                     19
      RISK FACTORS                                               Part A
      Sales Charge                                               10
      Schedules of Investments                                   Part A
      Sponsor, Information About                                 24
      State Tax Status                                           Part A
      Statements of Condition                                    Part A
      Successor Trustees and Sponsors                            24
      Supplemental Information                                   25
      Tax Status of Unitholders                                  14
      Trustee, Information About                                 23
      Units, Description of                                      4

WHAT IS THE NUVEEN TAX-FREE UNIT TRUST?

This Nuveen Tax-Free Unit Trust is one of a series of separate but similar investment companies created by the Sponsor, each of which is designated by a different Series number. The underlying unit investment trusts contained in this Series are combined under one Trust Indenture and Agreement. Specific information regarding this Trust is set forth in Part A of this Prospectus. The various Nuveen Tax-Free Unit Trusts are collectively referred to herein as the "Trusts"; the trusts in which few or none of the Bonds are insured are sometimes referred to as the "Traditional Trusts," the trusts in which all of the Bonds are insured as described herein are sometimes referred to as the "Insured Trusts," and the state trusts (both Traditional and Insured) are sometimes referred to as the "State Trusts." This Series was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement dated the Date of Deposit (the "Indenture") between John Nuveen & Co. Incorporated ("Nuveen" or the "Sponsor") and The Chase Manhattan Bank (the "Trustee").

    Sponsor has deposited with the Trustee delivery statements relating to contracts for the purchase of municipal debt obligations together with funds represented by an irrevocable letter of credit issued by a major commercial bank in the amount, including accrued interest, required for their purchase (or the obligations themselves) (the "Bonds"). See "Schedule of Investments" in Part A of this Prospectus, for a description of the Bonds deposited in a Trust. See "SUMMARY OF PORTFOLIOS" herein and "RISK FACTORS" in Part A of the Prospectus for a discussion of zero coupon bonds and stripped obligations included in the Trusts, if any. Some of the delivery statements may relate to contracts for the purchase of "when issued" or other Bonds with delivery dates after the date of settlement for a purchase made on the Date of Deposit. See the "Schedule of Investments" in Part A of this Prospectus and "COMPOSITION OF TRUSTS." For a discussion of the Sponsor's obligations in the event of a failure of any contract for the purchase of any of the Bonds and its limited right to substitute other bonds to replace any failed contract, see "COMPOSITION OF TRUSTS."

    Payment of interest on the Bonds in each Insured Trust, and of principal at maturity, is guaranteed under policies of insurance obtained by the Sponsor or by the issuers of the Bonds. (See "WHY AND HOW ARE THE BONDS INSURED?") AS A GENERAL MATTER, NEITHER THE ISSUER NOR THE SPONSOR HAS OBTAINED INSURANCE WITH RESPECT TO THE BONDS IN ANY TRADITIONAL TRUST.

    The Trustee has delivered to the Sponsor registered Units which represent ownership of the entire Trust, and which are offered for sale by this Prospectus. Each Unit of a Trust represents a fractional undivided interest in the principal and net income of such Trust in the ratio set forth in "Essential Information" in Part A of this Prospectus. Units may only be sold in states in which they are registered. To the extent that any Units of any Trust are redeemed by the Trustee, the aggregate value of the Trust's assets will decrease by the amount paid to the redeeming Unitholder, but the fractional undivided interest of each unredeemed Unit in such Trust will increase proportionately. The Sponsor will initially, and from time to time thereafter, hold Units in connection with their offering.

WHAT ARE THE OBJECTIVES OF THE TRUSTS?

The objectives of the Trusts are income exempt from Federal income tax and, in the case of State Trusts, where applicable, state income and intangibles taxes, and conservation of capital, through an investment in obligations issued by or on behalf of states and territories of the United States and authorities and political subdivisions thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authorities, exempt from Federal income tax under existing law and for State Trusts, from certain state income taxes and intangibles taxes, if any, for purchasers who qualify as residents of that State in which Bonds are issued. Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained by the Sponsor or by the issuers of such Bonds from MBIA Insurance Corporation, and as a result of such insurance the Bonds in the Insured Trusts are rated "Aaa" by Moody's, "AAA" by Fitch and/or "AAA" by Standard & Poor's. (See "WHY AND HOW ARE THE BONDS INSURED?") All obligations in each Traditional Trust are rated in the category "A" or better (SP-1, MIG 2 or F-2 or better, respectively, in the case of short term obligations included in a Short Term Traditional Trust) by Standard & Poor's, Moody's and/or Fitch (including provisional or conditional ratings). In addition, certain Bonds in certain Traditional Trusts may be covered by insurance guaranteeing the timely payment, when due, of all principal and interest. There is, of course, no guarantee that the Trusts' objectives will be achieved. For a comparison of net after-tax return for various tax brackets, see the "TAXABLE EQUIVALENT ESTIMATED CURRENT RETURN TABLES" included in the Appendices to the Information Supplement of this Prospectus.

SUMMARY OF PORTFOLIOS

In selecting Bonds for the respective Trusts, the following factors, among others, were considered: (i) the Standard & Poor's, Moody's and/or Fitch ratings of the Bonds (see "WHAT ARE THE OBJECTIVES OF THE TRUSTS?" for a description of minimum rating standards), (ii) the prices of the Bonds relative to other bonds of comparable quality and maturity, (iii) the diversification of Bonds as to purpose of issue and location of issuer, (iv) the maturity dates of the Bonds, and (v) in the case of the Insured Trusts only, the availability of MBIA Insurance Corporation insurance on such Bonds. (See "WHY AND HOW ARE THE BONDS INSURED?")

Each Trust consists of municipal bonds. As set forth in "RISK FACTORS" in Part A of this Prospectus, the Trusts may contain or be concentrated in one or more of the types of bonds discussed below. The following paragraphs briefly discuss certain circumstances which may adversely affect the ability of issuers of Bonds held in the portfolio of a Trust to make payments of principal and interest or the ratings of such Bonds. For economic risks specific to the individual Trusts, see "RISK FACTORS" in Part A of this Prospectus and the Appendices to the Information Supplement of this Prospectus.

    ESCROW SECURED OBLIGATIONS are typically secured by direct obligations of the U.S. Government or in some cases obligations guaranteed by the U.S. Government placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally noncallable prior to maturity or the predetermined redemption date. In a few isolated instances, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

    HEALTH CARE FACILITY OBLIGATIONS are obligations of issuers whose revenues are derived from services provided by hospitals or other health care facilities, including nursing homes. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including occupancy levels of the facility, demand for services, wages of employees, overhead expenses, competition from other similar providers, government regulation, the cost of malpractice insurance, and the degree of governmental financial assistance, including Medicare and Medicaid.

    HOUSING OBLIGATIONS are obligations of issuers whose revenues are primarily derived from mortgage loans on single family residences or housing projects for low to moderate income families. Housing obligations are generally prepayable at any time and therefore their average life will ordinarily be less than their stated maturities. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including occupancy levels, rental income, mortgage default rates, taxes, operating expenses, governmental regulations and the appropriation of subsidies.

    INDUSTRIAL REVENUE OBLIGATIONS are industrial revenue bonds ("IRBs"), including pollution control revenue bonds, which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. Debt service payment on IRBs is dependent upon various factors, including the creditworthiness of the corporate operator of the project and, if applicable, corporate guarantor, revenues generated from the project, expenses associated with the project and regulatory and environmental restrictions.

    UTILITY OBLIGATIONS are obligations of issuers whose revenues are primarily derived from the sale of several types of energy, including electric and natural gas. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including the rates for electricity and natural gas, the demand for electricity and natural gas, the degree of competition, governmental regulation, overhead expenses and variable costs, such as fuel.

    TRANSPORTATION FACILITY REVENUE OBLIGATIONS are obligations of issuers which are payable from and secured by revenues derived from the ownership and operation of airports, public transit systems and ports. The ability of issuers to make debt service payments on airport obligations is dependent on the capability of airlines to meet their obligations under use agreements. Due to increased competition, deregulation, increased fuel costs and other factors, many airlines may have difficulty meeting their obligations under these use agreements. Bonds that are secured primarily by the revenue collected by a public transit system typically are additionally secured by a pledge of sales tax receipts collected at the state or local level, or of other governmental financial assistance. The revenue of issuers of transit system obligations will be affected by variations in utilization, which in turn may be affected by the degree of local governmental subsidization, competition from other forms of transportation, and increased costs. Port authorities derive their revenues primarily from fees imposed on ships using the facilities which may fluctuate depending on the local economy and on competition from competing forms of transportation such as air, rail and trucks. The revenues of issuers which derive their payments from bridge, road or tunnel toll revenues could be adversely affected by increases in fuel costs, competition from toll-free vehicular bridges and roads and alternative modes of transportation.

    WATER AND/OR SEWERAGE OBLIGATIONS are obligations of issuers whose revenues are payable from user fees from the sale of water and/or sewerage services. The problems of such issuers include the ability to obtain rate increases, population declines, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulties obtaining new supplies of fresh water, the effect of conservation programs and "no-growth" zoning ordinances.

    UNIVERSITY AND COLLEGE REVENUE OBLIGATIONS are obligations of issuers whose revenues are derived mainly from tuition, dormitory revenues, grants and endowments. General problems faced by such issuers include declines in the number of "college" age individuals, possible inability to raise tuitions and fees, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

    DEDICATED-TAX SUPPORTED OBLIGATIONS are obligations of issuers which are payable from and secured by tax revenues from a designated source, which revenues are pledged to secure the bonds. The various types of Bonds described below differ in structure and with respect to the rights of the bondholders to the underlying property. Each type of dedicated-tax supported Bond has distinct risks, only some of which are set forth below. One type of dedicated-tax supported Bond is secured by the incremental tax received on either real property or on sales within a specifically defined geographical area; such tax generally will not provide bondholders with a lien on the underlying property or revenues. Another type of dedicated-tax supported Bond is secured by a special tax levied on real property within a defined geographical area in such a manner that the tax is levied on those who benefit from the project; such bonds typically provide for a statutory lien on the underlying property for unpaid taxes. A third type of dedicated-tax supported Bond may be secured by a tax levied upon the manufacture, sale or consumption of commodities or upon the license to pursue certain occupations or upon corporate privileges within a taxing jurisdiction. As to any of these types of Bonds, the ability of the designated revenues to satisfy the interest and principal payments on such bonds may be affected by changes in the local economy, the financial success of the enterprise responsible for the payment of the taxes, the value of any property on which taxes may be assessed and the ability to collect such taxes in a timely fashion. Each of these factors will have a different affect on each distinct type of dedicated-tax supported bonds.

    MUNICIPAL LEASE OBLIGATIONS are obligations that are secured by lease payments of a governmental entity and are normally subject to annual budget appropriations of the leasing governmental entity. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby.

    ORIGINAL ISSUE DISCOUNT OBLIGATIONS AND STRIPPED OBLIGATIONS are bonds which were issued with nominal interest rates less than the rates then offered by comparable securities and as a consequence were originally sold at a discount from their face, or par, values. In a stable interest rate environment, the market value of an original issue discount bond would tend to increase more slowly in early years and in greater increments as the bond approached maturity.

    Certain of the original issue discount obligations in a Trust may be zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest; the buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality that pay interest currently.

    Original issue discount obligations, including zero coupon bonds, may be subject to redemption at prices based on the issue price plus the amount of original issue discount accreted to redemption (the "accreted value") plus, if applicable, some premium. Pursuant to such call provisions, an original issue discount bond may be called prior to its maturity date at a price less than its face value. See the "Schedule of Investments" appearing in Part A of this Prospectus for more information about the call provisions of portfolio Bonds.

    Certain of the Bonds in a Trust may be stripped obligations, which represent evidences of ownership with respect to either the principal amount of or a payment of interest on a tax-exempt obligation ("Stripped Obligations"). Each Stripped Obligation has been purchased at a discount from the amount payable at maturity. A Stripped Obligation therefore has economic characteristics similar to zero coupon bonds, as described above.

    Unitholders should consult their own tax advisers with respect to the state and local tax consequences of owning original issue discount bonds or Stripped Obligations. Under applicable provisions governing determination of state and local taxes, interest on original issue discount obligations or Stripped Obligations may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

COMPOSITION OF TRUSTS

Each Trust initially consists of delivery statements relating to contracts to purchase Bonds (or of such Bonds) as are listed under "Schedule of Investments" in Part A of this Prospectus and, thereafter, of such Bonds as may continue to be held from time to time (including certain securities deposited in the Trust in substitution for Bonds not delivered to a Trust or in exchange or substitution for Bonds upon certain refundings), together with accrued and undistributed interest thereon and undistributed cash realized from the disposition of Bonds.

    "WHEN-ISSUED" AND "DELAYED DELIVERY" TRANSACTIONS. The contracts to purchase Bonds delivered to the Trustee represent an obligation by issuers or dealers to deliver Bonds to the Sponsor for deposit in the Trusts. Certain of the contracts relate to Bonds which have not been issued as of the Date of Deposit and which are commonly referred to as "when issued" or "when, as and if issued" Bonds. Although the Sponsor believes it unlikely, if such Bonds, or replacement bonds described below, are not acquired by a Trust or if their delivery is delayed, the Estimated Current Returns and Estimated Long Term Returns shown in Part A of this Prospectus may be reduced. Certain of the contracts for the purchase of Bonds provide for delivery dates after the date of settlement for purchases made on the Date of Deposit. Interest on such "when issued" and "delayed delivery" Bonds accrues to the benefit of Unitholders commencing with the first settlement date for the Units. However, in the opinion of counsel, Unitholders who purchase their Units prior to the date such Bonds are actually delivered to the Trustee must reduce the tax basis of their Units for interest accruing on such Bonds during the interval between their purchase of Units and the delivery of the Bonds because such amounts constitute a return of principal. As a result of such adjustment, the Estimated Current Returns set forth in Part A of this Prospectus (which are based on the Public Offering Price as of the business day prior to the Date of Deposit) may be slightly lower than that which Unitholders will receive after the first year, assuming the Portfolio does not change and estimated annual expense does not vary from that set forth under "Essential Information" in Part A of this Prospectus. Those Bonds in each Trust purchased with delivery dates after the date of settlement for purchases made on the Date of Deposit are so noted in the "Schedule of Investments" in Part A of this Prospectus.

    LIMITED REPLACEMENT OF CERTAIN BONDS. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Bond. In the event of a failure to deliver any Bond that has been purchased for a Trust under a contract, including those Bonds purchased on a when, as and if issued basis ("Failed Bonds"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other specified Bonds ("Replacement Bonds") to make up the original corpus of the Trust within 20 days after delivery of notice of the failed contract and the cost to the Trust (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds must satisfy the criteria previously described for the Trusts and shall be substantially identical to the Failed Bonds they replace in terms of (i) the exemption from federal and state taxation; (ii) maturity and;
(iii) cost to the Trust. In addition, Replacement Bonds shall not be "when, as and if issued" Bonds. Whenever a Replacement Bond has been acquired for a Trust, the Trustee shall, within five days after the delivery thereof, mail or deliver a notice of such acquisition to all Unitholders of the Trust involved. Once the original corpus of the Trust is acquired, the Trustee will have no power to vary the investment of the Trust.

    To the extent Replacement Bonds are not acquired, the Sponsor shall refund to all Unitholders of the Trust involved the sales charge attributable to such Failed Bonds not replaced, and the principal and accrued interest attributable to such Bonds shall be distributed not more than 30 days after the determination of such failure or at such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. Any such accrued interest paid to Unitholders will be paid by the Sponsor and, accordingly, will not be treated as tax-exempt income. In the event Failed Bonds in a Trust could not be replaced, the Net Annual Interest Income per Unit for such Trust would be reduced and the Estimated Current Return thereon might be lowered.

    SALE, MATURITY AND REDEMPTION OF BONDS. Certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms. The proceeds from such events will be used to pay for Units redeemed or distributed to Unitholders and not reinvested; accordingly, no assurance can be given that a Trust will retain for any length of time its present size and composition.

    All of the Bonds in each Trust are subject to being called or redeemed in whole or in part prior to their stated maturities pursuant to the optional redemption provisions described in the "Schedule of Investments" in Part A of this Prospectus and in most cases pursuant to a sinking fund or special or extraordinary redemption provisions. See the discussion of the various types of bond issues, above, for information on the call provisions of such bonds, particularly single family mortgage revenue bonds. Certain Bonds may carry a "mandatory put" (also referred to as a "mandatory tender" or "mandatory repurchase") feature pursuant to which the holder of such Bonds will receive payment of the full principal amount thereof on a stated date prior to the maturity date unless such holder affirmatively acts to retain the Bond. The Trustee does not have the authority to act to retain Bonds with such features; accordingly, it will receive payment of the full principal amount of any such Bonds on the stated put date and such date is therefore treated as the maturity date of such Bonds in selecting Bonds for the respective Trusts and for purposes of calculating the average maturity of the Bonds in any Trust.

    The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Trust involved. The exercise of redemption or call provisions is more likely to occur in situations where the Bonds have an offering side evaluation which represents a premium over par (as opposed to a discount from par). (In the case of original issue discount bonds, such redemption is generally to be made at the issue price plus the amount of original issue discount accreted to the date of redemption; such price is referred to herein as "accreted value"). Because Bonds may have been valued at prices above or below par value or the then current accreted value at the time Units were purchased, Unitholders may realize gain or loss upon the redemption of portfolio Bonds. (See "WHAT IS THE TAX STATUS OF UNITHOLDERS?" and "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B and the "Schedule of Investments" in Part A of this Prospectus.)

    CERTAIN TAX MATTERS; LITIGATION. Certain of the Bonds in a Trust's portfolio may be subject to continuing requirements regarding the actual use of bond proceeds, the manner of operation of the project financed from bond proceeds or the rebate of excess earnings on bond proceeds, any of which may affect the exemption of interest on such Bonds from Federal income taxation. Although at the time of issuance of each of the Bonds in each Trust an opinion of bond counsel was rendered as to the exemption of interest on such obligations from Federal income taxation, and the issuers covenanted to comply with all requirements necessary to retain the tax-exempt status of the Bonds, there can be no assurance that the respective issuers or other obligors on such obligations will fulfill the various continuing requirements established upon issuance of the Bonds. A failure to comply with such requirements may cause a determination that interest on such obligations is subject to Federal income taxation, perhaps even retroactively from the date of issuance of such Bonds, thereby reducing the value of the Bonds and subjecting Unitholders to unanticipated tax liabilities.

    To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect on any of the Trusts. It is possible that after the Date of Deposit, litigation may be initiated with respect to Bonds in any Trust. Any such litigation may affect the validity of such Bonds or the tax-exempt nature of the interest thereon, but while the outcome of litigation of such nature can never be entirely predicted, the opinions of bond counsel to the issuer of each Bond on the date of issuance state that such Bonds were validly issued and that the interest thereon is, to the extent indicated, exempt from Federal income tax.

WHY AND HOW ARE THE BONDS INSURED?

Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained by the Sponsor or by the issuers or underwriters of the Bonds from the MBIA Insurance Corporation (the "Insurer"). Certain of the Bonds in an Insured Trust may be covered by a policy or policies of insurance obtained by the issuers or underwriters of the Bonds from Municipal Bond Insurance Association (the "Association") or Bond Investors Guaranty Insurance Company ("BIG"). The claims-paying ability of both the Insurer and the Association was rated "AAA Prime Grade" by Standard & Poor's. Moody's rates all bond issues insured by either the Insurer or the Association "Aaa" and short-term loans "MIG 1." Fitch, upon request, rates all bond issues insured by the Insurer or the Association "AAA" and short-term loans "F-1." All such ratings designate the highest quality. The Insurer has issued a policy or policies of insurance covering each of the Bonds in the Insured Trusts, each policy to remain in force until the payment in full of such Bonds and whether or not the Bonds continue to be held by an Insured Trust. By the terms of each policy the Insurer will unconditionally guarantee to the holders or owners of the Bonds the payment, when due, required of the issuer of the Bonds of an amount equal to the principal of and interest on the Bonds as such payments shall become due but not be paid (except that in the event of any acceleration of the due date of principal by reason of mandatory or optional redemption, default or otherwise, the payments guaranteed will be made in such amounts and at such times as would have been due had there not been an acceleration).

    Insurance guaranteeing the timely payment, when due, of all principal and interest on certain Bonds in a Traditional Trust may have been obtained by the Sponsor, issuer or underwriter of the particular Bonds involved or by another party. Such insurance, which provides coverage substantially the same as that obtained with respect to Bonds in Insured Trusts as described above, is effective so long as the insured Bond is outstanding and the insurer remains in business. Insurance relates only to the particular Bond and not to the Units offered hereby or to their market value. Insured Bonds have received a rating of "Aaa" by Moody's, "AAA" by Fitch and/or "AAA" by Standard & Poor's in recognition of such insurance.

    If a Bond in a Traditional Trust is insured, the "Schedule of Investments" appearing in Part A of this Prospectus will identify the insurer. There can be no assurance that any insurer listed therein will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's, Fitch and/or Moody's have rated the claims-paying ability of each insurer "AAA," "AAA" or "Aaa," respectively.

    The Insurer is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against the Insurer. The Insurer is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. The Insurer has two European branches, one in the Republic of France and the other in the Kingdom of Spain. New York has laws prescribing minimum capital requirements, limiting classes and concentrations of investments and requiring the approval of policy rates and forms. State laws also regulate the amount of both the aggregate and individual risks that may be insured, the payment of dividends by the insurer, changes in control and transactions among affiliates. Additionally, the Insurer is required to maintain contingency reserves on its liabilities in certain amounts and for certain periods of time.

    Effective February 17, 1998, MBIA, Inc. acquired all of the outstanding stock of Capital Markets Assurance Corporation ("CMAC"), a New York domiciled financial guarantee insurance company, through a merger with its parent, CapMAC Holdings, Inc. Pursuant to a reinsurance agreement, CMAC has ceded all of its net insured risks (including any amounts due but unpaid from third party reinsurers), as well as its unearned premiums and contingency reserves, to the Insurer. The Company is not obligated to pay the debts of or claims against CMAC.

    As of December 31, 1997 the Insurer had admitted assets of $5.3 billion (audited), total liabilities of $3.5 billion (audited), and total capital and surplus of $1.8 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of March 31, 1998, the Insurer had admitted assets of $5.4 billion (unaudited), total liabilities of $3.6 billion (unaudited), and total capital and surplus of $1.8 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities.

    The Association is comprised of the five insurance companies set forth in the following table, which provides certain unaudited financial information with respect to each of the five insurance companies comprising the Association.

                        MUNICIPAL BOND INSURANCE ASSOCIATION
      FIVE MEMBER COMPANIES ASSETS AND POLICYHOLDERS' SURPLUS (UNAUDITED)
                             AS OF MARCH 31, 1998.
                                (000'S OMITTED)

                                                                               NEW YORK      NEW YORK       NEW YORK
                                                                              STATUTORY     STATUTORY    POLICYHOLDERS
                                                                                ASSETS     LIABILITIES      SURPLUS
                                                                             ------------  ------------  --------------
The Travelers Casualty & Surety Company (formerly The AEtna Casualty &
 Surety Company)...........................................................  $ 12,099,838  $  9,318,112  $   2,781,726
Fireman's Fund Insurance Company...........................................    10,380,078     7,327,508      3,052,570
The Travelers Indemnity Company............................................    11,283,583     8,593,024      2,690,559
CIGNA Property and Casualty Company (formerly Aetna Insurance Company).....     2,325,253     1,440,522        884,731
The Continental Insurance Company..........................................     2,443,794     1,820,590        623,204
                                                                             ------------  ------------  --------------
        Total..............................................................  $ 38,532,546  $ 28,499,756  $  10,032,790
                                                                             ------------  ------------  --------------
                                                                             ------------  ------------  --------------

    Insurance companies are subject to extensive regulation and supervision where they do business by state insurance commissioners who regulate the standards of solvency which must be maintained, the nature of and limitations on investments, reports of financial condition, and requirements regarding reserves for unearned premiums, losses and other matters. A significant portion of the assets of insurance companies is required by law to be held in reserve against potential claims on policies and is not available to general creditors. Although the federal government does not regulate the business of insurance, federal initiatives including pension regulation, controls on medical care costs, minimum standards for no-fault automobile insurance, national health insurance, tax law changes affecting life insurance companies and repeal of the antitrust exemption for the insurance business can significantly impact the insurance business.

    The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of either or both ratings may have an adverse effect on the market price of the Bonds. See the Information Supplement for further information concerning insurance.

    Because the insurance on the Bonds, if any, will be effective so long as the Bonds are outstanding, such insurance will be taken into account in determining the market value of the Bonds and therefore some value attributable to such insurance will be included in the value of the Units of the Insured Trusts. The insurance does not, however, guarantee the market value of the Bonds or of the Units.

HOW IS THE PUBLIC OFFERING PRICE DETERMINED?

The Public Offering Price of the Units of each Trust is equal to the Trustee's determination of the aggregate OFFERING prices of the Bonds deposited therein (minus any advancement to the principal account of the Trust made by the Trustee) plus a sales charge set forth in "Essential Information" in Part A of this Prospectus, in each case adding to the total thereof cash held by the Trust, if any, and dividing the sum so obtained by the number of Units outstanding in the Trust. See "UNIT VALUE AND EVALUATION."

    The sales charge applicable to quantity purchases is reduced on a graduated scale for sales to any purchaser of at least $50,000 or 500 Units and will be applied on whichever basis is more favorable to the purchaser. For purposes of calculating the applicable sales charge, purchasers who have indicated their intent to purchase a specified amount of Units of any Trust in the primary or secondary offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the following tables based on the amount of intended aggregate purchases as expressed in the letter of intent. Due to administrative limitations and in order to permit adequate tracking, the only secondary market purchases that will be permitted to be applied toward the intended specified amount and that will receive the corresponding reduced sales charge are those Units that are acquired through or from the Sponsor. By establishing a letter of intent, a Unitholder agrees that the first purchase of Units following the execution of such letter of intent will be at least 5% of the total amount of the intended aggregate purchases expressed in such Unitholder's letter of intent. Further, through the establishment of the letter of intent, such Unitholder agrees that Units representing 5% of the total amount of the intended purchases will be held in escrow by the Trustee pending completion of these purchases. All distributions on Units held in escrow will be credited to such Unitholder's account. If total purchases prior to the expiration of the letter of intent period equal or exceed the amount specified in a Unitholder's letter of intent, the Units held in escrow will be transferred to such Unitholder's account. A Unitholder who purchases Units during the letter of intent period in excess of the number of Units specified in a Unitholder's letter of intent, the amount of which would cause the Unitholder to be eligible to receive an additional sales charge reduction, will be allowed such additional sales charge reduction on the purchase of Units which caused the Unitholder to reach such new breakpoint level and on all additional purchases of Units during the letter of intent period. If the total purchases are less than the amount specified, the Unitholder involved must pay the Sponsor an amount equal to the difference between the amounts paid for these purchases and the amounts which would have been paid if the higher sales charge had been applied; the Unitholder will, however, be entitled to any reduced sales charge qualified for by reaching any lower breakpoint level. If such Unitholder does not pay the additional amount within 20 days after written request by the Sponsor or the Unitholder's securities representative, the Sponsor will instruct the Trustee to redeem an appropriate number of the escrowed Units to meet the required payment. By establishing a letter of intent, a Unitholder irrevocably appoints the Sponsor as attorney to give instructions to redeem any or all of such Unitholder's escrowed Units, with full power of substitution in the premises. A Unitholder or his securities representative must notify the Sponsor whenever such Unitholder makes a purchase of Units that he wishes to be counted towards the intended amount. Sales charges during the primary offering period are as follows:

                                                                                                              NATIONAL AND
                                                                                                                 STATE
                                          NATIONAL AND STATE LONG TERM                                        INTERMEDIATE
                                                     TRUSTS                   LONG INTERMEDIATE TRUSTS           TRUSTS
                                          -----------------------------     -----------------------------     ------------
                                            PERCENT          PERCENT          PERCENT          PERCENT          PERCENT
                                               OF             OF NET             OF             OF NET             OF
                                            OFFERING          AMOUNT          OFFERING          AMOUNT          OFFERING
            NUMBER OF UNITS*                 PRICE           INVESTED          PRICE           INVESTED          PRICE
----------------------------------------  ------------     ------------     ------------     ------------     ------------
Less than 500...........................         4.90 %          5.152 %           4.25 %          4.439 %           3.90%
500 but less than 1,000.................         4.75            4.987             4.15            4.330             3.70
1,000 but less than 2,500...............         4.50            4.712             3.85            4.004             3.50
2,500 but less than 5,000...............         4.25            4.439             3.60            3.734             3.25
5,000 but less than 10,000..............         3.50            3.627             3.35            3.466             3.00
10,000 but less than 25,000.............         3.00            3.093             3.00            3.093             2.75
25,000 but less than 50,000.............         2.50            2.564             2.50            2.564             2.50
50,000 or more..........................         2.00            2.041             2.00            2.041             2.00


                                            PERCENT
                                             OF NET
                                             AMOUNT
            NUMBER OF UNITS*                INVESTED
----------------------------------------  ------------
Less than 500...........................        4.058 %
500 but less than 1,000.................        3.842
1,000 but less than 2,500...............        3.627
2,500 but less than 5,000...............        3.359
5,000 but less than 10,000..............        3.093
10,000 but less than 25,000.............        2.828
25,000 but less than 50,000.............        2.564
50,000 or more..........................        2.041

                                            NATIONAL AND STATE SHORT
                                               INTERMEDIATE TRUSTS                SHORT TERM TRUSTS
                                          -----------------------------     -----------------------------
                                            PERCENT          PERCENT          PERCENT          PERCENT
                                               OF             OF NET             OF             OF NET
                                            OFFERING          AMOUNT          OFFERING          AMOUNT
            NUMBER OF UNITS*                 PRICE           INVESTED          PRICE           INVESTED
----------------------------------------  ------------     ------------     ------------     ------------
Less than 500...........................         3.00 %          3.093 %           2.50 %          2.564 %
500 but less than 1,000.................         2.80            2.881             2.30            2.354
1,000 but less than 2,500...............         2.60            2.670             2.10            2.145
2,500 but less than 5,000...............         2.35            2.407             1.85            1.885
5,000 but less than 10,000..............         2.10            2.145             1.60            1.626
10,000 but less than 25,000.............         1.85            1.885             1.35            1.368
25,000 but less than 50,000.............         1.80            1.833             1.25            1.266
50,000 or more..........................         1.50            1.523             1.15            1.163

*Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000 etc., and will be applied on that basis which is more favorable to the purchaser.

    For "secondary market" sales the Public Offering Price per Unit of each Trust is determined by adding to the Trustee's determination of the BID price of each Bond in the Trust a sales charge determined in accordance with the table set forth below based upon the number of years remaining to the maturity of each such Bond. See "UNIT VALUE AND EVALUATION." The effect of this method of sales charge calculation will be that different sales charge rates will be applied to the various Bonds in a Trust portfolio based upon the maturities of such Bonds. As shown, the sales charge on Bonds in each maturity range (and therefore the aggregate sales charge on the purchase) is reduced with respect to purchases of at least $50,000 or 500 Units:

                                                                       AMOUNT OF PURCHASE*
                              -----------------------------------------------------------------------------------------------------
                                            $50,000      $100,000     $250,000     $500,000    $1,000,000   $2,500,000
                                UNDER          TO           TO           TO           TO           TO           TO       $5,000,000
YEARS TO MATURITY              $50,000      $99,999      $249,999     $499,999     $999,999    $2,499,999   $4,999,999    OR MORE
----------------------------------------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Less than 1...................         0           0            0            0            0            0            0            0
1 but less than 2.............     1.523 %     1.446 %      1.369 %      1.317 %      1.215 %      1.061 %       .900 %       .750 %
2 but less than 3.............     2.041       1.937        1.833        1.729        1.626        1.420        1.225        1.030
3 but less than 4.............     2.564       2.433        2.302        2.175        2.041        1.781        1.546        1.310
4 but less than 5.............     3.093       2.961        2.828        2.617        2.459        2.175        1.883        1.590
5 but less than 7.............     3.627       3.433        3.239        3.093        2.881        2.460        2.165        1.870
7 but less than 10............     4.167       3.951        3.734        3.520        3.239        2.828        2.489        2.150
10 but less than 13...........     4.712       4.467        4.221        4.004        3.788        3.253        2.842        2.430
13 but less than 16...........     5.263       4.988        4.712        4.439        4.167        3.627        3.169        2.710
16 or more....................     5.820       5.542        5.263        4.987        4.603        4.004        3.500        3.000

 *Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000, etc., and will be applied on that basis which is more favorable to the purchaser.

        The secondary market sales charges above are expressed as a percent of the net amount invested; expressed as a percent of the Public Offering Price, the maximum sales charge on a Trust, for instance one consisting entirely of Bonds with 16 years or more to maturity, would be 5.50% (5.820% of the net amount invested). The actual secondary market sales charge included in the Public Offering Price of any particular Trust will depend on the maturities of the Bonds in the portfolio of such Trust.

    Pursuant to the terms of the Indenture, the Trustee may terminate a Trust if the net asset value of such Trust, as shown by any evaluation, is less than 20% of the original principal amount of the Trust.

    At all times while Units are being offered for sale, the Sponsor will appraise or cause to be appraised daily the value of the underlying Bonds in each Trust as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the New York Stock Exchange (the "Exchange") is scheduled in advance to close at such earlier time and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received by a dealer or the Sponsor at or prior to 4:00 p.m. eastern time on each such day or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time. Orders received after that time, or on a day when the Exchange is closed for a scheduled holiday or weekend, will be held until the next determination of price.

    Accrued interest from the preceding Record Date to, but not including, the settlement date of the transaction (three business days after purchase) will be added to the Public Offering Price to determine the purchase price of Units. See "WHAT IS ACCRUED INTEREST?"

    The graduated sales charges set forth above will apply on all applicable purchases of Nuveen investment company securities on any one day by the same purchaser in the amounts stated, and for this purpose purchases of this Series will be aggregated with concurrent purchases of any other Series or of shares of any open-end management investment company of which the Sponsor is principal underwriter and with respect to the purchase of which a sales charge is imposed. Purchases by or for the account of individuals and their spouses, parents, children, grandchildren, grandparents, parents-in-law, sons- and daughters-in-law, siblings, a sibling's spouse and a spouse's siblings ("immediate family members") will be aggregated to determine the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. Units may be purchased at the Public Offering Price without a sales charge by officers or directors and by bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp. and The John Nuveen Company, including in each case these individuals and their immediate family members (as defined above).

    Units may be purchased in the primary market with sales charges of 1.70% of the Public Offering Price for National and State Long Term Trusts, 1.35% of the Public Offering Price for Long Intermediate Trusts, 1.20% of the Public Offering Price for National and State Intermediate Trusts, 1.0% of the Public Offering Price for National and State Short Intermediate Trusts and 1.0% of the Public Offering Price for Short Term Trusts by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as defined above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates (collectively, the "Discounted Purchases"). In addition, such investors may purchase Units in the secondary market at the

Public Offering Price for non-breakpoint purchases minus the concession the Sponsor typically allows to brokers and dealers for non-breakpoint purchases. Notwithstanding anything to the contrary in this Prospectus, investors who purchase Units as described in this paragraph will not receive sales charge reductions for quantity purchases.

    The initial or primary Public Offering Price of the Units in each Trust is based upon a pro rata share of the OFFERING prices per Unit of the Bonds in such Trust plus the applicable sales charge. The secondary market Public Offering Price of each Trust is based upon a pro rata share of the BID prices per Unit of the Bonds in such Trust plus the applicable sales charge. The OFFERING prices of Bonds in a Trust may be expected to average between 1/2% to 2% more than the BID prices of such Bonds. The difference between the bid side evaluation and the offering side evaluation of the Bonds in each Trust on the business day prior to the Date of Deposit is shown in the discussion of each Trust portfolio.

    Whether or not Units are being offered for sale, the Sponsor will determine the aggregate value of each Trust as of 4:00 p.m. eastern time: (i) on each June 30 or December 31 (or, if such date is not a business day, the last business day prior thereto), (ii) on any day on which a Unit is tendered for redemption (or the next succeeding business day if the date of tender is a non-business day) and (iii) at such other times as may be necessary. For this purpose, a "business day" shall be any day on which the Exchange is normally open. (See "UNIT VALUE AND EVALUATION.")

MARKET FOR UNITS

During the initial public offering period, the Sponsor intends to offer to purchase Units of each Trust at a price equivalent to the pro rata share per Unit of the OFFERING prices of the Bonds in such Trust (plus accrued interest). Afterward, although it is not obligated to do so, the Sponsor intends to maintain a secondary market for Units of each Trust at its own expense and continuously to offer to purchase Units of each Trust at prices, subject to change at any time, which are based upon the BID prices of Bonds in the respective portfolios of the Trusts. UNITHOLDERS WHO WISH TO DISPOSE OF THEIR UNITS SHOULD INQUIRE OF THE TRUSTEE OR THEIR BROKER AS TO THE CURRENT REDEMPTION PRICE. (See "HOW UNITS MAY BE REDEEMED WITHOUT CHARGE?") In connection with its secondary marketmaking activities, the Sponsor may from time to time enter into secondary market joint account agreements with other brokers and dealers. Pursuant to such an agreement, the Sponsor will purchase Units from the broker or dealer at the bid price and will place the Units into a joint account managed by the Sponsor; sales from the account will be made in accordance with the then current prospectus and the Sponsor and the broker or dealer will share profits and losses in the joint account in accordance with the terms of their joint account agreement.

    Certificates, if any, for Units are delivered to the purchaser as promptly after the date of settlement (three business days after purchase) as the Trustee can complete the mechanics of registration, normally within 48 hours after registration instructions are received. Purchasers of Units to whom Certificates are issued will be unable to exercise any right of redemption until they have received their Certificates, properly endorsed for transfer. (See "HOW UNITS MAY BE REDEEMED WITHOUT CHARGE?")

WHAT IS ACCRUED INTEREST?

Accrued interest is the accumulation of unpaid interest on a bond from the last day on which interest thereon was paid. Interest on Bonds in each Trust is accounted for daily on an accrual basis. For this reason, the purchase price of Units of a Trust will include not only the Public Offering Price but also the proportionate share of accrued interest to the date of settlement. Accrued interest does not include accrual of original issue discount on zero coupon bonds, Stripped Obligations or other original issue discount bonds. Interest accrues to the benefit of Unitholders commencing with the settlement date of their purchase transaction.

    In an effort to reduce the amount of accrued interest that investors would have to pay in addition to the Public Offering Price, the Trustee has agreed to advance to each Trust the amount of accrued interest due on the Bonds as of the Date of Deposit (which has been designated the first Record Date for all plans of distribution). This accrued interest will be paid to the Sponsor as the holder of record of all Units on the Date of Deposit. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the Date of Deposit to, but not including, the date of settlement of the investor's purchase (three business days after purchase), less any distributions from the related Interest Account. The Trustee will recover its advancements (without interest or other cost to the Trusts) from interest received on the Bonds deposited in each Trust.

    The Trustee has no cash for distribution to Unitholders until it receives interest payments on the Bonds in the Trusts. Since municipal bond interest is accrued daily but paid only semi-annually, during the initial months of the Trusts, the Interest Accounts, consisting of accrued but uncollected interest and collected interest (cash), will be predominantly the uncollected accrued interest that is not available for distribution. However, due to advances by the Trustee, the Trustee will provide a first distribution between approximately 30 and 60 days after the Date of Deposit. Assuming each Trust retains its original size and composition and expenses and fees remain the same, annual interest collected and distributed will approximate the estimated Net Annual Interest Income stated herein. However, the amount of accrued interest at any point in time will be greater than the amount that the Trustee will have actually received and distributed to the Unitholders. Therefore, there will always remain an item of accrued interest that is included in the Purchase Price and the redemption price of the Units.

    Interest is accounted for daily and a proportionate share of accrued and undistributed interest computed from the preceding Record Date is added to the daily valuation of each Unit of each Trust. (See Part A of this Prospectus and "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?") As Bonds mature, or are redeemed or sold, the accrued interest applicable to such bonds is collected and subsequently distributed to Unitholders. Unitholders who sell or redeem all or a portion of their Units will be paid their proportionate share of the remaining accrued interest to, but not including, the third business day following the date of sale or tender.

WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?

The Estimated Long Term Return for each Trust is a measure of the return to the investor expected to be earned over the estimated life of the Trust. The Estimated Long Term Return represents an average of the yields to maturity (or call) of the Bonds in the Trust's portfolio calculated in accordance with accepted bond practice and adjusted to reflect expenses and sales charges. Under accepted bond practice, tax-exempt bonds are customarily offered to investors on a "yield price" basis, which involves computation of yield to maturity or to an earlier call date (whichever produces the lower yield), and which takes into account not only the interest payable on the bonds but also the amortization or accretion of any premium over, or discount from, the par (maturity) value inherent in the bond's purchase price. In the calculation of Estimated Long Term Return, the average yield for a Trust's portfolio is derived by weighting each Bond's yield by the market value of the Bond and by the amount of time remaining to the date to which the Bond is priced. This weighted average yield is then adjusted to reflect estimated expenses, is compounded, and is reduced by a factor which represents the amortization of the sales charge over the expected average life of a Trust. The Estimated Long Term Return calculation does not take into account the effect of a first distribution which may be less than a regular distribution or may be paid at some point after 30 days (or a second distribution which may be less than a normal distribution for Unitholders who choose quarterly or semi-annual plans of distribution), and it also does not take into account the difference in timing of payments to Unitholders who choose quarterly or semi-annual plans of distribution, each of which will reduce the return.

    Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price. In contrast to Estimated Long Term Return, Estimated Current Return does not reflect the amortization of premium or accretion of discount, if any, on the Bonds in a Trust's portfolio. Net Annual Interest Income per Unit is calculated by dividing the annual interest income to a Trust, less estimated expenses, by the number of Units outstanding.

    Net Annual Interest Income per Unit, used to calculate Estimated Current Return, will vary with changes in fees and expenses of the Trustee and the Evaluator and with the redemption, maturity, exchange or sale of Bonds. A Unitholder's actual return may vary significantly from the Estimated Long-Term Return, based on their holding period, market interest rate changes, other factors affecting the prices of individual bonds in the portfolio, and differences between the expected remaining life of portfolio bonds and the actual length of time that they remain in a Trust; such actual holding periods may be reduced by termination of a Trust, as described in "OTHER INFORMATION." Since both the Estimated Current Return and the Estimated Long Term Return quoted herein are based on the market value of the underlying Bonds on the business day prior to the Date of Deposit, subsequent calculations of these performance measures will reflect the then current market value of the underlying Bonds and may be higher or lower. The Sponsor will provide estimated cash flow information relating to a Trust without charge to each potential investor in a Trust who receives this prospectus and makes an oral or written request to the Sponsor for such information.

    A portion of the monies received by a Trust may be treated, in the first year only, as a return of principal due to the inclusion in the Trust portfolio of "when-issued" or other Bonds having delivery dates after the date of settlement for purchases made on the Date of Deposit. A consequence of this treatment is that in the computation of Estimated Current Return for the first year, such monies are excluded from Net Annual Interest Income and treated as an adjustment to the Public Offering Price. (See "Essential Information" appearing in Part A of this Prospectus, "COMPOSITION OF TRUSTS" and "WHAT IS THE TAX STATUS OF UNITHOLDERS?")

    A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on a Trust and returns over specified periods on other similar Nuveen Trusts with returns on taxable investments such as corporate or U.S. Government bonds, bank CD's and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trust. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CD's and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in the Prospectus.

HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?

The prices at which the Bonds deposited in the Trusts would have been offered to the public on the business day prior to the Date of Deposit were determined by the Trustee on the basis of an evaluation of such Bonds prepared by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc. ("Kenny S&P"), a firm regularly engaged in the business of evaluating, quoting or appraising comparable bonds. With respect to Bonds in Insured Trusts and insured Bonds in Traditional Trusts, Kenny S&P evaluated the Bonds as so insured. (See "WHY AND HOW ARE THE BONDS INSURED?")

    The amount by which the Trustee's determination of the OFFERING PRICES of the Bonds deposited in the Trusts was greater or less than the cost of such Bonds to the Sponsor was PROFIT OR LOSS to the Sponsor exclusive of any underwriting profit. (See Part A of this Prospectus.) The Sponsor also may realize FURTHER PROFIT OR SUSTAIN FURTHER LOSS as a result of fluctuations in the Public Offering Price of the Units. Cash, if any, made available to the Sponsor prior to the settlement date for a purchase of Units, or prior to the acquisition of all Portfolio securities by a Trust, may be available for use in the Sponsor's business, and may be of benefit to the Sponsor.

WHAT IS THE TAX STATUS OF UNITHOLDERS?

At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income were rendered by bond counsel to the respective issuing authorities. In addition, with respect to State Trusts, where applicable, bond counsel to the issuing authorities rendered opinions as to the exemption of interest on such Bonds, when held by residents of the state in which the issuers of such Bonds are located, from state income taxes and certain state or local intangibles and local income taxes. For a discussion of the tax status of State Trusts, see Part A of this Prospectus. Neither the Sponsor nor Chapman and Cutler has made any review of the Trusts proceedings relating to the issuance of the Bonds or of the basis for the opinions rendered in connection therewith. If the interest on a Bond should be determined to be taxable, the Bond would generally have to be sold at a substantial discount. In addition, investors could be required to pay income tax on interest received prior to the date of which interest is determined to be taxable.

    Gain realized on the sale or redemption of the Bonds by the Trustee or of a Unit by a Unitholder is includable in gross income for Federal income tax purposes, and may be includable in gross income for state tax purposes. (Such gain does not include any amounts received in respect of accrued interest or accrued original issue discount, if any.)

    For purposes of the following opinions, it is assumed that each asset of the Trusts is debt, the interest on which is excluded for Federal income tax purposes.

    In the opinion of Chapman and Cutler, Counsel to the Sponsor, under existing law as of the date of this Prospectus:

    (1) the Trusts are not associations taxable as corporations for Federal income tax purposes, and interest and accrued original issue discount on Bonds which is excludable from gross income under the Internal Revenue Code of 1986, as amended (the "Code") will retain its status for Federal income tax purposes when received by the Trusts and when distributed to the Unitholders; however such interest may be taken into account in computing the alternative minimum tax, an additional tax on branches of foreign corporations and the environmental tax (the "Superfund Tax"). See "CERTAIN TAX MATTERS APPLICABLE TO CORPORATE UNITHOLDERS", below;

    (2) each Unitholder of a Trust is considered to be the owner of a pro rata portion of each asset of such Trust under Subpart E, subchapter J of Chapter 1 of the Code and will have a taxable event when such Trust disposes of a Bond or when the Unitholder redeems or sells Units. If the Unitholder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all the assets of the Trust involved including his pro rata portion of all the Bonds represented by the Unit. The Taxpayer Relief Act of 1997 includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisors with regard to any such constructive sales rules. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the respective Trust, if any, on Bonds delivered after the date the Unitholders pay for their Units to the extent that such interest accrued on such Bonds before the date the Trust acquired ownership of the Bonds (and the amount of this reduction may exceed the amount of accrued interest paid to the seller) and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment at maturity, redemption or otherwise), gain or loss is recognized to the Unitholder

        (subject to various non-recognition provisions of the Code). The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for accrued original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Trust assets ratably according to value as of the valuation date nearest the date of acquisition of the Units. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his or her Units are sold or redeemed for an amount less than or equal to their original cost; Unitholders should consult their own tax advisors with regard to the calculation of basis; and

    (3) any amounts paid on defaulted Bonds held by the Trustee under policies of insurance issued with respect to such Bonds which represent maturing interest on defaulted Bonds held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid in the normal course by the issuer of the defaulted Bonds provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the Bonds, rather than the insurer, will pay debt service on the Bonds.

    Sections 1288 and 1272 of the Internal Revenue Code of 1986, as amended (the "Code") provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price") to prior owners. If a Bond is acquired with accrued interest, that portion of the price paid for the accrued interest is added to the tax basis of the Bond. When this accrued interest is received, it is treated as a return of capital and reduces the tax basis of the Bond. If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each tax year by the amount of the premium amortized in that tax year. The application of these rules will also vary depending on the value of the Bonds on the date a Unitholder acquires his Units and the price the Unitholder pays for his Units. Unitholders should consult with their tax advisers regarding these rules and their application.

    The "Revenue Reconciliation Act of 1993" (the "1993 Tax Act") subjects tax-exempt bonds to the market discount rules of the Code, effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued), subject to a statutory DE MINIMIS rule. Market discount can arise based on the price the Trust pays for the Bonds or the price a Unitholder pays for his or her Units. Under the 1993 Tax Act, accretion of market discount is taxable as ordinary income; under prior law, the accretion had been treated as capital gain. Market discount that accretes while the Trust holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisors regarding these rules and their application.

    CERTAIN TAX MATTERS APPLICABLE TO CORPORATE UNITHOLDERS. In the case of certain corporations, the alternative minimum tax and the Superfund Tax for taxable years beginning after December 31, 1986 depend upon the corporation's alternative minimum taxable income ("AMTI"), which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing AMTI of a corporation (other than an S corporation, Regulated Investment Company, Real Estate Investment Trust, REMIC or FASIT) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its AMTI (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax-exempt interest, including interest on all Bonds in the Trust. Under current Code provisions, the Superfund Tax does not apply to tax years beginning on or after January 1, 1996. Legislative proposals have been introduced that would reinstate the Superfund Tax for taxable years after December 31, 1997 and before January 1, 2009. Under the provisions of Section 884 of the Code, a branch profits tax is levied on the "effectively connected earnings and profits" of certain foreign corporations which include tax-exempt interest such as interest on the Bonds in the Trust. Unitholders should consult their tax advisors with respect to the particular tax consequences to them including the corporate alternative minimum tax, the Superfund Tax and the branch profits tax imposed by Section 884 of the Code.

    Counsel for the Sponsor has also advised that under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units of a Trust is not deductible for Federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units

(however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Also, under Section 265 of the Code, certain financial institutions that acquire Units would generally not be able to deduct any of the interest expense attributable to ownership of such Units. Legislative proposals have been made that would extend the financial institution rules to certain other corporations, including securities dealers and other financial intermediaries. Investors with questions regarding this issue should consult with their tax advisers.

    In the case of certain of the Bonds in the Trust, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of these Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be excludable from Federal gross income, although interest on such Bonds received by others would be excludable from Federal gross income. "Substantial user" and "related person" are defined under the Code and U.S. Treasury Regulations. Any person who believes that he or she may be a "substantial user" or a "related person" as so defined should contact his or her tax adviser.

    ALL STATEMENTS IN THE PROSPECTUS CONCERNING EXCLUSION FROM GROSS INCOME FOR FEDERAL, STATE OR OTHER TAX PURPOSES ARE THE OPINION OF COUNSEL AND ARE TO BE SO CONSTRUED.

    At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income are rendered by bond counsel to the respective issuing authorities. Neither the Sponsor nor Chapman and Cutler has made any special review for the Fund of the proceedings relating to the issuance of the Bonds or of the basis for such opinions.

    The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 TAX ACT") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. The legislation is generally effective retroactively for amounts properly taken into account on or after January 1, 1998. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.

    In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

    For purposes of computing the alternative minimum tax for individuals and corporations and the Superfund Tax for corporations, interest on certain private activity bonds (which includes most industrial and housing revenue bonds) issued on or after August 8, 1996 is included as an item of tax preference. However, the assets of the Trust do not include any such private activity bonds issued on or after that date.

    In general, Section 86 of the Code, provides that 50% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of the Social Security benefits received exceeds a "base amount." The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross income and by including tax-exempt interest. To the extent that Social Security benefits are includible in gross income, they will be treated as any other item of gross income.

    In addition, under the 1993 Tax Act, for taxable years beginning after December 31, 1993, up to 85% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of Social Security benefits received exceeds an "adjusted base amount." The adjusted base amount is $34,000 for unmarried taxpayers, $44,000 for married taxpayers filing a joint return, and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns.

    Although tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security benefits will be included in gross income, no tax-exempt interest, including that received from the Trusts, will be subject to tax. A taxpayer whose adjusted gross income already exceeds the base amount or the adjusted base amount must include 50% or 85%, respectively, of his Social Security benefits in gross income whether or not he receives any tax-exempt interest. A taxpayer whose modified adjusted gross income (after inclusion of tax-exempt interest) does not exceed the base amount need not include any Social Security benefits in gross income.

    Ownership of the Units may result in collateral federal income tax consequences to certain taxpayers, including, without limitation, corporations subject to either the environmental tax or the branch profits tax, financial institutions, certain insurance companies, certain S corporations, individual recipients of Social Security or Railroad Retirement benefits and taxpayers who may be deemed to have incurred (or continued) indebtedness to purchase or carry tax-exempt obligations. Prospective investors should consult their tax advisers as to the applicability of any such collateral consequences.

    EXCEPT AS NOTED ABOVE AND IN PART A OF THIS PROSPECTUS, THE EXEMPTION OF INTEREST ON STATE AND LOCAL OBLIGATIONS FOR FEDERAL INCOME TAX PURPOSES DISCUSSED ABOVE DOES NOT NECESSARILY RESULT IN EXEMPTION UNDER THE INCOME OR OTHER TAX LAWS OF ANY STATE OR CITY. THE LAWS OF THE SEVERAL STATES VARY WITH RESPECT TO THE TAXATION OF SUCH OBLIGATIONS.

In the opinion of Carter, Ledyard & Milburn, counsel to the Trustee, and, in the absence of a New York Trust from the Series, special counsel for the Series for New York tax matters, under existing law:

        Under the income tax laws of the State and City of New York, each Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unitholders.

        For a summary of each opinion of special counsel to the respective State Trusts for state tax matters, see Part A of this Prospectus.

    WHAT ARE NORMAL TRUST OPERATING EXPENSES?

    No annual advisory fee is charged to the Trusts by the Sponsor. The Sponsor does, however, receive a fee as set forth in "Essential Information" in Part A of this Prospectus for regularly evaluating the Bonds and for maintaining surveillance over the portfolio (the "Sponsor's Evaluation Fee").

        The Trustee receives for ordinary recurring services an annual fee for each plan of distribution for each Trust as set forth in "Essential Information" appearing in Part A of this Prospectus. Each annual fee is per $1,000 principal amount of the underlying Bonds in a Trust for that portion of the Trust that represents a particular plan of distribution, provided, however, that for services performed prior to the record date for the second distribution from the Interest Account indicated under "Interest Distributions" in Part A of the Prospectus, the Trustee's compensation shall be computed in respect of all Units outstanding at the rate specified for the monthly plan of distribution. The Trustee's compensation with respect to each Trust is computed on the basis of the largest principal amount of Bonds in the Trust at any time during the period with respect to which such compensation is being computed. The Trustee's fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Trust to meet scheduled distributions). In addition, the Sponsor's Evaluation Fee and the Trustee's Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent of Shelter" since the establishment of the Trusts or if such index no longer exists, a comparable index. The Trustee has the use of funds, if any, being held in the Interest and Principal Accounts of each Trust for future distributions, payment of expenses and redemptions. These Accounts are non-interest bearing to Unitholders. Pursuant to normal banking procedures, the Trustee benefits from the use of funds held therein. Part of the Trustee's compensation for its services to the Trusts is expected to result from such use of these funds.

        Premiums for the policies of insurance obtained by the Sponsor or by the Bond issuers with respect to the Bonds in the Insured Trusts and with respect to insured Bonds in Traditional Trusts have been paid in full prior to the deposit of the Bonds in the Trusts, and the value of such insurance has been included in the evaluation of the Bonds in each Trust and accordingly in the Public Offering Price of Units of each Trust. There are no annual continuing premiums for such insurance.

        The Trusts (and therefore Unitholders) will bear all or a portion of their offering costs, including costs of registering Units with the Securities and Exchange Commission and states and legal fees but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total offering costs will be amortized over the first five years of such Trusts. The following are additional expenses of the Trusts and, when paid by or are owed to the Trustee, are secured by a lien on the assets of the Trust or Trusts to which such expenses are allocable: (1) the expenses and costs of any action undertaken by the Trustee to protect the Trusts and the rights and interests of the Unitholders; (2) all taxes and other governmental charges upon the Bonds or any part of the Trusts (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated); (3) amounts payable to the Trustee as fees for ordinary recurring services and for extraordinary non-recurring services rendered pursuant to the Indenture, all disbursements and expenses including counsel fees (including fees of bond counsel which the Trustee may retain) sustained or incurred by the Trustee in connection therewith; and (4) any losses or liabilities accruing to the Trustee without negligence, bad faith or willful misconduct on its part. The Trustee is empowered to sell Bonds in order to pay these amounts if funds are not otherwise available in the applicable Interest and Principal Accounts.

        The Indenture requires each Trust to be audited on an annual basis at the expense of the Trust by independent public accountants selected by the Sponsor. The Trustee shall not be required, however, to cause such an audit to be performed if its cost to a Trust shall exceed $.05 per Unit on an annual basis. Unitholders of a Trust covered by an audit may obtain a copy of the audited financial statements upon request.

    WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?

    Interest received by the Trustee on the Bonds in each Trust, including that part of the proceeds of any disposition of Bonds which represents accrued interest and including any insurance proceeds representing interest due on defaulted Bonds, shall be credited to the "Interest Account" of such Trust and all other moneys received by the Trustee shall be credited to the "Principal Account" of such Trust.

        The pro rata share of cash in the Principal Account in each Trust will be computed as of each semi-annual Record Date and distributions to the Unitholders as of such Record Date will be made on or shortly after the fifteenth day of the month. Proceeds received from the disposition, including sale, call or maturity, of any of the Bonds and all amounts paid with respect to zero coupon bonds and Stripped Obligations will be held in the Principal Account and either used to pay for Units redeemed or distributed on the Distribution Date following the next semi-annual Record Date. The Trustee is not required to make a distribution from the Principal Account of any Trust unless the amount available for distribution in such account equals at least ten cents per Unit.

        The pro rata share of the Interest Account in each Trust will be computed by the Trustee each month as of each Record Date and distributions will be made on or shortly after the fifteenth day of the month to Unitholders of such Trust as of the Record Date who are entitled to distributions at that time under the plan of distribution chosen. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the Distribution Date following the next Record Date under the applicable plan of distribution.

        Purchasers of Units who desire to receive interest distributions on a monthly or quarterly basis may elect to do so at the time of purchase during the initial public offering period. Those indicating no choice will be deemed to have chosen the semi-annual distribution plan. All Unitholders, however, who purchase Units during the initial public offering period and who hold them of record on the first Record Date will receive the first distribution of interest. Thereafter, Record Dates for monthly distributions will be the first day of each month; Record Dates for quarterly distributions will be the first day of February, May, August and November; and Record Dates for semi-annual distributions will be the first day of May and November. See Part A of this Prospectus for details of distributions per Unit of each Trust under the various plans based upon estimated Net Annual Interest Income at the Date of Deposit. The amount of the regular distributions will generally change when Bonds are redeemed, mature or are sold or when fees and expenses increase or decrease. For the purpose of minimizing fluctuations in the distributions from the Interest Account of a Trust, the Trustee is authorized to advance such amounts as may be necessary to provide for interest distributions of approximately equal amounts. The Trustee shall be reimbursed, without interest, for any such advances from funds in the Interest Account of such Trust. The Trustee's fee takes into account the costs attributable to the outlay of capital needed to make such advances.

        The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Unitholders desiring to change their plan of distribution may do so by sending a written notice requesting the change, together with any Certificate(s), to the Trustee. The notice and any Certificate(s) must be received by the Trustee not later than the semi-annual Record Date to be effective as of the semi-annual distribution following the subsequent semi-annual Record Date. Unitholders are requested to make any such changes within 45 days prior to the applicable Record Date. Certificates should only be sent by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS.")

        As of the first day of each month the Trustee will deduct from the Interest Account of a Trust or, to the extent funds are not sufficient therein, from the Principal Account of a Trust, amounts needed for payment of expenses of such Trust. The Trustee also may withdraw from said accounts such amount, if any, as it deems necessary to establish a reserve for any governmental charges payable out of such Trust. Amounts so withdrawn shall not be considered a part of a Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate account. In addition, the Trustee shall withdraw from the Interest Account and the Principal Account of a Trust such amounts as may be necessary to cover redemptions of Units of such Trust by the Trustee. Funds which are available for future distributions, redemptions and payment of expenses are held in accounts which are non-interest bearing to Unitholders and are available for use by the Trustee pursuant to normal banking procedures.

    ACCUMULATION PLAN

    The Sponsor is also the principal underwriter of several open-end mutual funds (the "Accumulation Funds") into which Unitholders may choose to reinvest Trust distributions. Unitholders may elect to reinvest principal distributions or interest and principal distributions automatically, without any sales charge. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. Further information concerning the Accumulation Plan and a list of Accumulation Funds is set forth in the Information Supplement of this Prospectus, which may be obtained by contacting the Trustee at the phone number listed on the back cover of this Prospectus.

        Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from principal only reinvestment to reinvestment of both principal and interest or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

    HOW DETAILED ARE REPORTS TO UNITHOLDERS?

    The Trustee shall furnish Unitholders of a Trust in connection with each distribution, a statement of the amount of interest, if any, and the amount of other receipts (received since the preceding distribution) being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding and a year to date summary of all distributions paid on said Units. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person, who at any time during the calendar year was a registered Unitholder of a Trust, a statement with respect to such Trust (i) as to the Interest
    Account: interest received (including amounts representing interest received upon any disposition of Bonds), and, except for any State Trust, the percentage of such interest by states in which the issuers of the Bonds are located, deductions for fees and expenses of such Trust, redemption of Units and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchase of Replacement Bonds, the amount paid upon redemption of Units, deductions for payment of applicable taxes and fees and expenses of the Trustee, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year; (iv) the Unit Value based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding. Each annual statement will reflect pertinent information in respect of all plans of distribution so that Unitholders may be informed regarding the results of other plans of distribution.

    UNIT VALUE AND EVALUATION

    The value of each Trust is determined by the Sponsor on the basis of (1) the cash on hand in the Trust or moneys in the process of being collected, (2) the value of the Bonds in the Trust based on the BID prices of the Bonds and
    (3) interest accrued thereon not subject to collection, LESS (1) amounts representing taxes or governmental charges payable out of the Trust and (2) the accrued expenses of the Trust. The result of such computation is divided by the number of Units of such Trust outstanding as of the date thereof to determine the per Unit value ("Unit Value") of such Trust. The Sponsor may determine the value of the Bonds in each Trust (1) on the basis of current BID prices of the Bonds obtained from dealers or brokers who customarily deal in bonds comparable to those held by a Trust, (2) if bid prices are not available for any of the Bonds, on the basis of bid prices for comparable bonds, (3) by causing the value of the Bonds to be determined by others engaged in the practice of evaluating, quoting or appraising comparable bonds or (4) by any combination of the above. Although the Unit Value of each Trust is based on the BID prices of the Bonds, the Units are sold initially to the public at the Public Offering Price based on the OFFERING prices of the Bonds.

        Because the insurance obtained by the Sponsor or by the issuers of Bonds with respect to the Bonds in the Insured Trusts and with respect to insured Bonds in Traditional Trusts is effective so long as such Bonds are outstanding, such insurance will be taken into account in determining the bid and offering prices of such Bonds and therefore some value attributable to such insurance will be included in the value of Units of Trusts that include such Bonds.

    HOW UNITS OF THE TRUSTS ARE DISTRIBUTED TO THE PUBLIC

    Nuveen, in addition to being the Sponsor, is the sole Underwriter of the Units. It is the intention of the Sponsor to qualify Units of National, Long Intermediate, Intermediate, Short Intermediate and Short Term Trusts for sale under the laws of substantially all of the states of the United States of America, and Units of State Trusts only in the state for which the Trust is named and selected other states.

        Promptly following the deposit of Bonds in exchange for Units of the Trusts, it is the practice of the Sponsor to place all of the Units as collateral for a letter or letters of credit from one or more commercial banks under an agreement to release such Units from time to time as needed for distribution. Under such an arrangement the Sponsor pays such banks compensation based on the then current interest rate. This is a normal warehousing arrangement during the period of distribution of the Units to public investors. To facilitate the handling of transactions, sales of Units shall be limited to transactions involving a minimum of either $5,000 or 50 Units, whichever is less. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

        The Sponsor plans to allow a discount to brokers and dealers in connection with the primary distribution of Units and also in secondary market transactions. The primary market discounts are as follows:

                                                         DISCOUNT PER UNIT
                                --------------------------------------------------------------------
                                 NATIONAL    LONG INTER-                  SHORT INTER-
                                AND STATE      MEDIATE     INTERMEDIATE      MEDIATE     SHORT TERM
NUMBER OF UNITS*                  TRUSTS       TRUSTS         TRUSTS         TRUSTS        TRUSTS
------------------------------  ----------  -------------  -------------  -------------  -----------
Less than 500.................    $3.20         $2.90          $2.70          $2.00         $1.50
500 but less than 1,000.......     3.20         2.90           2.70           2.00          1.50
1,000 but less than 2,500.....     3.20         2.70           2.50           1.80          1.30
2,500 but less than 5,000.....     3.20         2.45           2.25           1.55          1.05
5,000 but less than 10,000....     2.50         2.45           2.25           1.55          1.05
10,000 but less than 25,000...     2.00         2.00           2.00           1.30           .80
25,000 but less than 50,000...     1.75         1.75           1.75           1.30           .60
50,000 or more................     1.75         1.50           1.50           1.00           .60

    *Breakpoint sales charges and related dealer concessions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000 etc. and will be applied on that basis which is more favorable to the purchaser.

        The Sponsor currently intends to maintain a secondary market for Units of each Trust. See "MARKET FOR UNITS." The amount of the dealer concession on secondary market purchases of Trust Units through the Sponsor will be computed based upon the value of the Bonds in the Trust portfolio, including the sales charge computed as described in "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?", and adjusted to reflect the cash position of the Trust principal account, and will vary with the size of the purchase as shown in the following table:

                                                               AMOUNT OF PURCHASE*
                            -----------------------------------------------------------------------------------------
                                        $50,000   $100,000   $250,000   $500,000   $1,000,000  $2,500,000
                              UNDER       TO         TO         TO         TO          TO          TO      $5,000,000
YEARS TO MATURITY            $50,000    $99,999   $249,999   $499,999   $999,999   $2,499,999  $4,999,999   OR MORE
--------------------------  ---------  ---------  ---------  ---------  ---------  ----------  ----------  ----------
Less than 1...............      0          0          0          0          0          0           0           0
1 but less than 2.........    1.00%      .90%       .85%       .80%       .70%        .55%       .467%       .389%
2 but less than 3.........    1.30%      1.20%      1.10%      1.00%      .90%        .73%       .634%       .538%
3 but less than 4.........    1.60%      1.45%      1.35%      1.25%      1.10%       .90%       .781%       .662%
4 but less than 5.........    2.00%      1.85%      1.75%      1.55%      1.40%      1.25%       1.082%      .914%
5 but less than 7.........    2.30%      2.15%      1.95%      1.80%      1.65%      1.50%       1.320%      1.140%
7 but less than 10........    2.60%      2.45%      2.25%      2.10%      1.95%      1.70%       1.496%      1.292%
10 but less than 13.......    3.00%      2.80%      2.60%      2.45%      2.30%      2.00%       1.747%      1.494%
13 but less than 16.......    3.25%      3.15%      3.00%      2.75%      2.50%      2.15%       1.878%      1.606%
16 or more................    3.50%      3.50%      3.40%      3.35%      3.00%      2.50%       2.185%      1.873%

      *Breakpoint sales charges and related dealer concessions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000, etc., and will be applied on that basis which is more favorable to the purchaser.

        The   Sponsor  reserves  the  right   to  change  the  foregoing  dealer
    concessions from time to time.

        At the discretion of the Sponsor, volume incentives can be earned as a marketing allowance by dealer firms who reach cumulative firm sales or sales arrangement levels of a specified number of Units of an individual Trust during the primary offering period as set forth in the table below. For firms that meet the necessary volume level for a Trust, volume incentives may be given on all trades involving that Trust originated from or by that firm during the primary offering period.

    Primary Market Volume Incentives

                                   PER TRUST SALES LEVEL
AVERAGE MATURITY                     DURING THE PRIMARY      VOLUME INCENTIVE
OF TRUST                              OFFERING PERIOD            PER UNIT
-------------------------------  --------------------------  -----------------
Less than 6 years                      At least 5,000 Units      $    0.05
6 but less than 15 years               At least 2,500 Units      $    0.10
15 years or more                       At least 2,500 Units      $    0.20

        In addition, a volume incentive of $2.50 per $1,000 of Units sold can be earned by dealer firms as a marketing allowance for secondary market sales of at least $1 million of Nuveen Unit Trust units per calendar quarter.

        Only sales through the Sponsor qualify for volume incentives and for meeting minimum requirements. The Sponsor reserves the right to modify or change the volume incentive schedule at any time and make the determination as to which firms qualify for the marketing allowance and the amount paid.

        Registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, and bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, are not entitled to receive any dealer concession for any sales made to investors which qualified as "Discounted Purchases" during the primary or secondary market. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?")

        Certain commercial banks are making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts shown in the above table. The Glass-Steagall Act prohibits banks from underwriting Trust Units; the Act does, however, permit certain agency transactions and banking regulators have not indicated that these particular agency transactions are not permitted under the Act. In Texas and in certain other states, any bank making Units available must be registered as a broker-dealer under state law.

    OWNERSHIP AND TRANSFER OF UNITS

    The ownership of Units is evidenced in Certificated form unless the Unitholder expressly requests that the purchased Units be evidenced by book entry positions recorded on the books and records of the Trustee. The Trustee is authorized to treat as the owner of Units that person who at the time is registered as such on the books of the Trustee. Any Unitholder who holds a Certificate may change to book entry ownership by submitting to the Trustee the Certificate along with a written request that the Units represented by such Certificate be held in book entry form. Likewise, a Unitholder who holds Units in book entry form may obtain a Certificate for such Units by written request to the Trustee. Units may be held in denominations of one Unit or any multiple or fraction thereof. Fractions of Units are computed to three decimal places. Any Certificates issued will be numbered serially for identification, and are issued in fully registered form, transferable only on the books of the Trustee. Book entry Unitholders will receive a Book Entry Position Confirmation reflecting their ownership.

        For Trusts allowing optional plans of distribution, Certificates for Units will bear an appropriate notation on their face indicating which plan of distribution has been selected. When a change is made, the existing Certificates must be surrendered to the Trustee and new Certificates issued to reflect the currently effective plan of distribution. There will be no charge for this service. Holders of book entry Units can change their plan of distribution by making a written request to the Trustee, which will issue a new Book Entry Position Confirmation to reflect such change.

        Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by Certificate(s), by presenting and surrendering such Certificate(s) to the Trustee, at its address listed on the back cover of this Part B of the Prospectus, properly endorsed or accompanied by a written instrument or instruments of transfer. The
    Certificate(s) should be sent registered or certified mail for the protection of the Unitholder. Each Unitholder must sign such written request, and such Certificate(s) or transfer instrument, exactly as his name appears on (a) the face of the Certificate(s) representing the Units to be transferred, or (b) the Book Entry Position Confirmation(s) relating to the Units to be transferred. Such signature(s) must be guaranteed by a guarantor acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Mutilated Certificates must be surrendered to the Trustee in order for a replacement Certificate to be issued. Although at the date hereof no charge is made and none is contemplated, a Unitholder may be required to pay $2.00 to the Trustee for each Certificate reissued or transfer of Units requested and to pay any governmental charge which may be imposed in connection therewith.

    REPLACEMENT OF LOST, STOLEN OR DESTROYED CERTIFICATES.

    To obtain a new Certificate replacing one that has been lost, stolen, or destroyed, the Unitholder must furnish the Trustee with sufficient indemnification and pay such expenses as the Trustee may incur. This
    indemnification  must  be  in   the  form  of  an   Open  Penalty  Bond   of
    Indemnification. The premium for such an indemnity bond may vary, but currently amounts to 1% of the market value of the Units represented by the Certificate. In the case however, of a Trust as to which notice of termination has been given, the premium currently amounts to 0.5% of the market value of the Units represented by such Certificate.

    HOW UNITS MAY BE REDEEMED WITHOUT CHARGE

    Unitholders may redeem all or a portion of their Units by (1) making a written request for such redemption (book entry Unitholders may use the redemption form on the reverse side of their Book Entry Position Confirmation) to the Trustee at its address listed on the back cover of this Part B of the Prospectus (redemptions of 1,000 Units or more will require a signature guarantee), (2) in the case of Units evidenced by a Certificate, by also tendering such Certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signatures guaranteed as explained above, or provide satisfactory indemnity required in connection with lost, stolen or destroyed Certificates and (3) payment of applicable governmental charges, if any. Certificates should be sent only by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS.") No redemption fee will be charged. A Unitholder may authorize the Trustee to honor telephone instructions for the redemption of Units held in book entry form. Units represented by Certificates may not be redeemed by telephone. The proceeds of Units redeemed by telephone will be sent by check either to the Unitholder at the address specified on his account or to a financial institution specified by the Unitholder for credit to the account of the Unitholder. A Unitholder wishing to use this method of redemption must complete a Telephone Redemption Authorization Form and furnish the Form to the Trustee. Telephone Redemption Authorization Forms can be obtained from a Unitholder's registered representative or by calling the Trustee. Once the completed Form is on file, the Trustee will honor telephone redemption requests by any authorized person. The time a telephone redemption request is received determines the "date of tender" as discussed below. The redemption proceeds will be mailed within three business days following the telephone redemption request. Only Units held in the name of individuals may be redeemed by telephone; accounts registered in broker name, or accounts of corporations or fiduciaries (including among others, trustees, guardians, executors and administrators) may not use the telephone redemption privilege.

        On the third business day following the date of tender, the Unitholder will be entitled to receive in cash for each Unit tendered an amount equal to the Unit Value of such Trust determined by the Trustee, as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, on the date of tender as defined hereafter, plus accrued interest to, but not including, the third business day after the date of tender ("Redemption Price"). The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Bonds on the date of tender. Unitholders should check with the Trustee or their broker to determine the Redemption Price before tendering Units.

        The "date of tender" is deemed to be the date on which the request for redemption of Units is received in proper form by the Trustee, except that as regards a redemption request received after 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, or on any day on which the Exchange is normally closed, the date of tender is the next day on which such Exchange is normally open for trading and such request will be deemed to have been made on such day and the redemption will be effected at the Redemption Price computed on that day.

        Accrued interest paid on redemption shall be withdrawn from the Interest Account of the appropriate Trust or, if the balance therein is insufficient, from the Principal Account of such Trust. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell underlying Bonds of a Trust in order to make funds available for redemption. (See "HOW BONDS MAY BE REMOVED FROM THE TRUSTS.") Units so redeemed shall be cancelled. To the extent that Bonds are sold from a Trust, the size and diversity of such Trust will be reduced. Such sales may be required at a time when Bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.

        The Redemption Price is determined on the basis of the BID prices of the Bonds in each Trust, while the initial Public Offering Price of Units will be determined on the basis of the OFFERING prices of the Bonds as of 4:00 p.m. eastern time on any day on which the Exchange is normally open for trading, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, and such determination is made. As of any given time, the difference between the bid and offering prices of such Bonds may be expected to average 1/2% to 2% of principal amount. In the case of actively traded Bonds, the difference may be as little as 1/4 to 1/2 of 1%, and in the case of inactively traded Bonds such difference usually will not exceed 3%.

        The right of redemption may be suspended and payment postponed for any period during which the Securities and Exchange Commission determines that trading in the municipal bond market is restricted or an emergency exists, as a result of which disposal or evaluation of the Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.

        Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing his or her tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker at the time the Certificate or Book Entry Return Confirmation is issued, and this number is printed on the Certificate or Book Entry Return Confirmation and on distribution statements. If a Unitholder's tax identification number does not appear as described above, or if it is incorrect, the Unitholder should contact the Trustee before redeeming Units to determine what action, if any, is required to avoid this "back-up withholding."

    HOW UNITS MAY BE PURCHASED BY THE SPONSOR

    The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which payment would otherwise have been made by the Trustee. (See "HOW UNITS MAY BE REDEEMED WITHOUT CHARGE.") The Sponsor's current practice is to bid at the Redemption Price in the secondary market. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

    HOW BONDS MAY BE REMOVED FROM THE TRUSTS

    Bonds will be removed from a Trust as they mature or are redeemed by the issuers thereof. See "RISK FACTORS" in Part A of this Prospectus and "SUMMARY OF PORTFOLIOS" herein for a discussion of call provisions of portfolio Bonds.

        The Indenture also empowers the Trustee to sell Bonds for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which income may not be available. Under the Indenture, the Sponsor is obligated to provide the Trustee with a current list of Bonds in each Trust to be sold in such circumstances. In deciding which Bonds should be sold the Sponsor intends to consider, among other things, such factors as: (1) market conditions; (2) market prices of the Bonds; (3) the effect on income distributions to Unitholders of the sale of various Bonds; (4) the effect on principal amount of underlying Bonds per Unit of the sale of various Bonds;
    (5) the financial condition of the issuers; and (6) the effect of the sale of various Bonds on the investment character of the Trust. Such sales, if required, could result in the sale of Bonds by the Trustee at prices less than original cost to the Trust. To the extent Bonds are sold, the size and diversity of such Trust will be reduced.

        In addition, the Sponsor is empowered to direct the Trustee to liquidate Bonds upon the happening of certain other events, such as default in the payment of principal and/or interest, an action of the issuer that will adversely affect its ability to continue payment of the principal of and interest on its Bonds, or an adverse change in market, revenue or credit factors affecting the investment character of the Bonds. If a default in the payment of the principal of and/or interest on any of the Bonds occurs, and if the Sponsor fails to instruct the Trustee whether to sell or continue to hold such Bonds within 30 days after notification by the Trustee to the Sponsor of such default, the Indenture provides that the Trustee shall liquidate said Bonds forthwith and shall not be liable for any loss so incurred. The Sponsor may also direct the Trustee to liquidate Bonds in a Trust if the Bonds in the Trust are the subject of an advanced refunding, generally considered to be when refunding bonds are issued and the proceeds thereof are deposited in irrevocable trust to retire the refunded Bonds on their redemption date.

        Except as stated in "COMPOSITION OF TRUSTS" regarding the limited right of substitution of Replacement Bonds for Failed Bonds, and except for refunding securities that may be exchanged for Bonds under certain conditions specified in the Indenture, the Indenture does not permit either the Sponsor or the Trustee to acquire or deposit bonds either in addition to, or in substitution for, any of the Bonds initially deposited in a Trust.

    INFORMATION ABOUT THE TRUSTEE

    The Trustee and its address are stated on the back cover of this Part B of the Prospectus. The Trustee is subject to supervision and examination by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and either the Comptroller of the Currency or state banking authorities.

        The Trustee has assumed no responsibility for the accuracy, adequacy and completeness of the information not furnished by it contained in this Prospectus.

    LIMITATIONS ON LIABILITIES OF SPONSOR AND TRUSTEE

    The Sponsor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own negligence, lack of good faith or willful misconduct. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Bonds. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

        The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Bonds or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of any Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

    SUCCESSOR TRUSTEES AND SPONSORS

    The Trustee or any successor trustee may resign by executing an instrument of resignation in writing and filing same with the Sponsor and mailing a copy of a notice of resignation to all Unitholders then of record. Upon receiving such notice, the Sponsor is required to promptly appoint a successor trustee. If the Trustee becomes incapable of acting or is adjudged a bankrupt or insolvent, or a receiver or other public officer shall take charge of its property or affairs, the Sponsor may remove the Trustee and appoint a successor by written instrument. The resignation or removal of a trustee and the appointment of a successor trustee shall become effective only when the successor trustee accepts its appointment as such. Any successor trustee shall be a corporation authorized to exercise corporate trust powers, having capital, surplus and undivided profits of not less than $5,000,000. Any corporation into which a trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a trustee shall be a party, shall be the successor trustee.

        If upon resignation of a trustee no successor has been appointed and has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor.

        If the Sponsor fails to undertake any of its duties under the Indenture, and no express provision is made for action by the Trustee in such event, the Trustee may, in addition to its other powers under the Indenture (1) appoint a successor sponsor or (2) terminate the Indenture and liquidate the Trusts.

    INFORMATION ABOUT THE SPONSOR

    Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for mature investors whose portfolio is the principal source of their ongoing financial security. More than 1.3 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.

        A value investing approach--purchasing securities of strong companies and communities that represent good long-term value--is the cornerstone of Nuveen's investment philosophy. It is a careful, long-term strategy that offers the potential for attractive returns with moderated risk. Successful value investing begins with in-depth research and a discerning eye for marketplace opportunity. Nuveen's team of investment professionals is backed by the discipline, resources and expertise of a century of investment experience, including one of the most recognized research departments in the industry.

        To meet the unique circumstances and financial planning needs of mature investors, Nuveen offers a wide array of taxable and tax-free investment products--including equity and fixed-income mutual funds, unit trusts, exchange-traded funds, customized asset management services and cash management products. Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("ST. PAUL"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal office located in Chicago (333 West Wacker Drive). Nuveen maintains 8 regional offices.

        To help advisers and investors better understand and more efficiently use an investment in the Trusts to reach their investment goals, the Sponsor may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trusts, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Sponsor may produce software or additional sales literature to promote the advantages of using the Trusts to meet these and other specific investor needs.

    OTHER INFORMATION
    AMENDMENT OF INDENTURE

    The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or
    (2) to make such other provisions as shall not adversely affect the Unitholders, provided, however, that the Indenture may not be amended to increase the number of Units in any Trust or to permit the deposit or acquisition of bonds either in addition to, or in substitution for any of the Bonds initially deposited in any Trust except as stated in "COMPOSITION OF TRUSTS" regarding the limited right of substitution of Replacement Bonds and except for the substitution of refunding bonds under certain circumstances. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.

    TERMINATION OF INDENTURE

    Each Trust may be liquidated at any time by written consent of 100% of the Unitholders or by the Trustee when the value of such Trust, as shown by any evaluation, is less than 20% of the original principal amount of such Trust and will be liquidated by the Trustee in the event that Units not yet sold aggregating more than 60% of the Units originally created are tendered for redemption by the Sponsor thereby reducing the net worth of such Trust to less than 40% of the principal amount of the Bonds originally deposited in the portfolio. (See "Essential Information" appearing in Part A of this Prospectus.) The sale of Bonds from the Trusts upon termination may result in realization of a lesser amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount of Bonds originally represented by the Units held by such Unitholder. The Indenture will terminate upon the redemption, sale or other disposition of the last Bond held thereunder, but in no event shall it continue beyond the end of the calendar year preceding the fiftieth anniversary of its execution for National and State Trusts, beyond the end of the calendar year preceding the twentieth anniversary of its execution for Long Intermediate, and Intermediate Trusts or beyond the end of the calendar year preceding the tenth anniversary of its execution for Short Intermediate and Short Term Trusts.

        Written notice of any termination specifying the time or times at which Unitholders may surrender their Certificates, if any, for cancellation shall be given by the Trustee to each Unitholder at the address appearing on the registration books of a Trust maintained by the Trustee. Within a reasonable time thereafter, the Trustee shall liquidate any Bonds in the Trust then held and shall deduct from the assets of the Trust any accrued costs, expenses or indemnities provided by the Indenture which are allocable to such Trust, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The Trustee shall then distribute to Unitholders of such Trust their pro rata share of the balance of the Interest and Principal Accounts. With such distribution, the Unitholders shall be furnished a final distribution statement, in substantially the same form as the annual distribution statement, of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

    LEGAL OPINION

    The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603. Special counsel for the Trusts for respective state tax matters are named in "Tax Status" for each Trust appearing in Part A of this Prospectus. Carter, Ledyard & Milburn, 2 Wall Street, New York, New York 10005, has acted as counsel for the Trustee with respect to the Series, and, in the absence of a New York Trust from the Series, as special New York tax counsel for the Series.

    AUDITORS

    The "Statement of Condition" and "Schedule of Investments" at Date of Deposit included in Part A of this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report in Part A of this Prospectus, and are included herein in reliance upon the authority of said firm as experts in giving said report.

    SUPPLEMENTAL INFORMATION

    Upon written or telephonic request to the Trustee, investors will receive at no cost to the investor supplemental information about this Trust, which has been filed with the Securities and Exchange Commission and is intended to supplement information contained in Part A and Part B of this Prospectus. The supplemental information includes more detailed information concerning certain of the Bonds included in the Trusts contained in the applicable Series and more specific risk information concerning the individual state Trusts. This supplement also includes additional general information about the Sponsor and the Trusts.

J
Defined Portfolios

           J

                                            Tax-Free Unit Trusts

                              PROSPECTUS -- PART B
                               SEPTEMBER 1, 1998

                 SPONSOR             John Nuveen & Co. Incorporated
                                     333 West Wacker Drive
                                     Chicago, IL 60606-1286
                                     Telephone: 312.917.7700

                                     Swiss Bank Tower
                                     10 East 50th Street
                                     New York, NY 10022
                                     212.207.2000

                 TRUSTEE             The Chase Manhattan Bank
                                     4 New York Plaza
                                     New York, NY 10004-2413
                                     800.257.8787

           LEGAL COUNSEL             Chapman and Cutler
              TO SPONSOR             111 West Monroe Street
                                     Chicago, IL 60603
             INDEPENDENT             Arthur Andersen LLP
                  PUBLIC             33 West Monroe Street
             ACCOUNTANTS             Chicago, IL 60603
          FOR THE TRUSTS

                                 --------------

    This Prospectus does not contain complete information about the Unit Trust filed with the Securities and Exchange Commission in Washington, DC under the Securities Act of 1933 and the Investment Company Act of 1940.

    To obtain copies at proscribed rates--

Write:     Public Reference Section of the Commission, 450 Fifth Street NW, Washington, DC 20549-6009
Call:      (800) SEC-0330
Visit:     http://www.sec.gov

    No person is authorized to give any information or representation about the Trusts not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

    When Units of this Fund are no longer available, this Prospectus may be used as a preliminary Prospectus for a future series, but some of the information in this Prospectus will be changed for that series.

    UNITS OF ANY FUTURE SERIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE COMMISSION. NO UNITS CAN BE SOLD WHERE A SALE WOULD BE ILLEGAL.

                          NUVEEN TAX-FREE UNIT TRUSTS

                 ---------------------------------------------

                             INFORMATION SUPPLEMENT


                               NUVEEN SERIES 1024


               This Information Supplement provides additional information concerning the structure, operations and risks of a Nuveen Tax-Free Unit Trust not found in the prospectuses for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("Prospectus"). Copies of the Prospectus can be obtained by calling or writing the Trustee at the telephone number and address indicated in Part B of the Prospectus. This Information Supplement has been created to supplement information contained in the Prospectus.


               This Information Supplement is dated September 2,
           1998. Capitalized terms have been defined in the Prospectus.


                               TABLE OF CONTENTS

                 ----------------------------------------------

GENERAL RISK DISCLOSURE..............................................           2
  Health Care Facility Revenue Obligations...........................           2
  Single Family and Multi-Family Housing Revenue Obligations.........           2
  Single Family Mortgage Revenue Bonds...............................           2
  Congregate Care Revenue Obligations................................           3
  Federally Enhanced Obligations.....................................           3
  Public Housing Authority Revenue Obligations.......................           3
  Industrial Revenue Obligations.....................................           3
  Power Revenue Obligations..........................................           4
  Utility Obligations................................................           4
  Transportation Bonds...............................................           4
  Water and/or Sewerage Revenue Obligations..........................           4
  Resource Recovery Revenue Obligations..............................           5
  Education Revenue Obligations......................................           5
  Bridge and Tollroad Revenue Obligations............................           5
  Dedicated-Tax Supported Revenue Bonds..............................           5
  Municipal Lease Revenue Bonds......................................           5
  Special Obligation to Crossover....................................           5
  Civic Organization Obligations.....................................           5
  Original Issue Discount Bonds and Stripped Obligations.............           5
WHY AND HOW ARE THE BONDS INSURED?...................................           6
ACCUMULATION PLAN....................................................           8
INFORMATION ABOUT THE SPONSOR........................................          10
DESCRIPTION OF RATINGS...............................................          11
HOW THE TRUST COMPARES PERFORMANCE...................................          13
HOW TO CALCULATE YOUR ESTIMATED INCOME...............................          14
Appendix A -- Maryland Disclosure....................................         A-1
Appendix B -- Virginia Disclosure....................................         B-1
Appendix C -- Massachusetts Disclosure...............................         C-1
Appendix D -- New York Disclosure....................................         D-1

GENERAL RISK DISCLOSURE

    An investment in Units of any Trust should be made with an understanding of the risks that such an investment may entail. These include the ability of the issuer, or, if applicable, an insurer, to make payments of interest and principal when due, the effects of changes in interest rates generally, early call provisions and the potential for changes in the tax status of the Bonds. As set forth in the portfolio summaries in Part A of this Prospectus, the Trusts may contain or be concentrated in one or more of the types of bonds discussed below. The following paragraphs discuss certain circumstances which may adversely affect the ability of issuers of Bonds held in the portfolio of a Trust to make payment of principal and interest thereon or which may adversely affect the ratings of such Bonds; with respect to Insured Trusts, however, because of the insurance obtained by the Sponsor or by the issuers of the Bonds, such changes should not adversely affect an Insured Trust's receipt of principal and interest, the Standard & Poor's AAA or Moody's Aaa ratings of the Bonds in the Insured Trust portfolio, or the Standard & Poor's AAA rating of the Units of each such Insured Trust. For economic risks specific to the individual Trusts, see "Risk Factors" for each Trust.

    HEALTH CARE FACILITY REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from services provided by hospitals or other health care facilities, including nursing homes. Ratings of bonds issued for health care facilities are sometimes based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, an increasing shortage of qualified nurses or a dramatic rise in nursing salaries, physicians' confidence in the facility, management capabilities, economic developments in the service area, competition from other similar providers, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance, and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Medicare reimbursements are currently calculated on a prospective basis and are not based on a provider's actual costs. Such method of reimbursement may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program and thereby may have an adverse effect on the ability of such institutions to satisfy debt service requirements. In the event of a default upon a bond secured by hospital facilities, the limited alternative uses for such facilities may result in the recovery upon such collateral not providing sufficient funds to fully repay the bonds.

    Certain hospital bonds provide for redemption at par upon the damage, destruction or condemnation of the hospital facilities or in other special circumstances.

    SINGLE FAMILY AND MULTI-FAMILY HOUSING REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from mortgage loans to housing projects for the elderly or for low to moderate income families. Such issues are generally characterized by mandatory redemption at par or, in the case of original issue discount bonds, accreted value in the event of economic defaults and in the event of a failure of the operator of a project to comply with certain covenants as to the operation of the project. The failure of such operator to comply with certain covenants related to the tax-exempt status of interest on the Bonds, such as provisions requiring that a specified percentage of units be rented or available for rental to low or moderate income families, potentially could cause interest on such Bonds to be subject to Federal income taxation from the date of issuance of the Bonds. The ability of such issuers to make debt service payments will be affected by events and conditions affecting financed projects, including, among other things, the achievement and maintenance of sufficient occupancy levels and adequate rental income, employment and income conditions prevailing in local labor markets, increases in taxes, utility costs and other operating expenses, the managerial ability of project managers, changes in laws and governmental regulations, the appropriation of subsidies, and social and economic trends affecting the localities in which the projects are located. Occupancy of such housing projects may be adversely affected by high rent levels and income limitations imposed under Federal and state programs.

    SINGLE FAMILY MORTGAGE REVENUE BONDS. Some of the Bonds in a Trust may be single family mortgage revenue bonds, which are issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. The redemption price of such issues may be more or less than the offering price of such bonds. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. Single family mortgage revenue bonds issued after December 31, 1980 were issued under Section 103A of the Internal Revenue Code of 1954, as amended, or
Section 143 of the Internal Revenue Code of 1986, which Sections contain certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case, the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. There can be no assurance that such continuing requirements will be satisfied; the failure to meet such requirements could cause interest on the Bonds to be subject to Federal income taxation, possibly from the date of issuance of the Bonds.

    CONGREGATE CARE REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from loans to finance the construction and/or acquisition of congregate care facilities, including retirement facilities and nursing care units. A facility's gross receipts and net income available for debt service may be affected by future events and conditions, including, among other things, demand for services, the ability of the facility to provide the services required, management capabilities, an increasing shortage of qualified nurses or a dramatic rise in nursing salaries, economic developments in the service area, competition from other similar providers, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation and the termination or restriction of governmental financial assistance.

    FEDERALLY ENHANCED OBLIGATIONS. Some of the mortgages which secure the various health care or housing projects which underlie the previously discussed Health Care Facility Revenue, Single Family and Multi-Family Housing Revenue, Single Family Mortgage Revenue Obligations and Congregate Care Revenue Bonds (the "Obligations") in a Trust may be insured by the Federal Housing Administration ("FHA"). Under FHA regulations, the maximum insurable mortgage amount cannot exceed 90% of the FHA's estimated value of the project. The FHA mortgage insurance does not constitute a guarantee of timely payment of the principal of and interest on the Obligations. Payment of mortgage insurance benefits may be (1) less than the principal amount of Obligations outstanding or
(2) delayed if disputes arise as to the amount of the payment or if certain notices are not given to the FHA within the prescribed time periods. In addition, some of the previously discussed Obligations may be secured by mortgage-backed certificates guaranteed by the Government National Mortgage Association ("GNMA"), a wholly owned corporate instrumentality of the United States, and/or the Federal National Mortgage Association ("Fannie Mae") a federally chartered and stockholder-owed corporation. GNMA and Fannie Mae guarantee timely payment of principal and interest on the mortgage-backed certificates, even where the underlying mortgage payments are not made. While such mortgage-backed certificates are often pledged to secure payment of principal and interest on the Obligations, timely payment of interest and principal on the Obligations is not insured or guaranteed by the United States, GNMA, Fannie Mae or any other governmental agency or instrumentality. The GNMA mortgage-backed certificates constitute a general obligation of the United States backed by its full faith and credit. The obligations of Fannie Mae, including its obligations under the Fannie Mae mortgage-backed securities, are obligations solely of Fannie Mae and are not backed by, or entitled to, the full faith and credit of the United States.

    PUBLIC HOUSING AUTHORITY REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from loans to finance public housing projects. These bonds are guaranteed by the federal Department of Housing and Urban Development. Such issues are generally characterized by mandatory redemption at par or, in the case of original issue discount bonds, accreted value in the event of economic defaults. The ability of such issuers to make debt service payments will be affected by events and conditions affecting financed projects, including, among other things, the achievement and maintenance of sufficient occupancy levels, employment and income conditions prevailing in local labor markets, increases in taxes, utility costs and other operating expenses, changes in laws and governmental regulations, and social and economic trends affecting the localities in which the projects are located. In addition, the federal Department of Housing and Urban Development may impose regulations and/or limitations which may have an adverse impact on the Bonds in a Trust.

    INDUSTRIAL REVENUE OBLIGATIONS. Certain of the Bonds in a Trust may be industrial revenue bonds ("IRBs"), which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. These projects are usually operated by corporate entities. Issuers are obligated only to pay amounts due on the IRBs to the extent that funds are available from the unexpended proceeds of the IRBs or receipts or revenues of the issuer under an arrangement between the issuer and the corporate operator of a project. The arrangement may be in the form of a lease, installment sale agreement, conditional sale agreement or loan agreement, but in each case the payments to the issuer are designed to be sufficient to meet the payments of amounts due on the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project and, if applicable, corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may have an impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such Bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such Bonds, even though no actual takeover or other action is ever contemplated or effected. The IRBs in a Trust may be subject to special or extraordinary redemption provisions which may provide for redemption at par or, in the case of original issue discount bonds, accreted value. The Sponsor cannot predict the causes or likelihood of the redemption of IRBs in a Trust prior to the stated maturity of such Bonds.

    POWER REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from pollution control bonds as well as the sale of electric energy and oil and gas. Some of these obligations are backed by the credit of an investor owned utility (IOU). The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the applicable public utility commissions, the difficulty of financing large construction programs, increased competition, reductions in estimates of future demand for electricity in certain areas of the country, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in a Trust to make payments of principal and/or interest on such Bonds.

    UTILITY OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from the sale of natural gas or the combined net revenue of two or more municipal utility systems operating as a single entity. The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the applicable public utility commissions, the difficulty of financing large construction programs, increased competition, reductions in estimates of future demands for natural gas in certain areas of the country, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in a Trust to make payments of principal and/or interest on such Bonds.

    TRANSPORTATION BONDS. Some of the Bonds in a Trust may be obligations of issuers which are payable from and secured by revenues derived from the ownership and operation of airports, public transit systems and ports. The major portion of an airport's gross operating income is generally derived from fees received from airlines pursuant to use agreements which consist of annual payments for airport use, occupancy of certain terminal space, service fees and leases. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. In particular, facilities with use agreements involving airlines experiencing financial difficulty may experience a reduction in revenue due to the possible inability of these airlines to meet their use agreement obligations because of such financial difficulties and possible bankruptcy. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Bonds that are secured primarily by the revenue collected by a public transit system typically are additionally secured by a pledge of sales tax receipts collected at the state or local level, or of other governmental financial assistance. Transit system net revenues will be affected by variations in utilization, which in turn may be affected by the degree of local governmental subsidization, demographic and population shifts, and competition from other forms of transportation; and by increased costs, including costs resulting from previous deferrals of maintenance. Port authorities derive their revenues primarily from fees imposed on ships using the facilities. The rate of utilization of such facilities may fluctuate depending on the local economy and on competition from competing forms of transportation such as air, rail and trucks.

    WATER AND/OR SEWERAGE REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such Bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees.

    RESOURCE RECOVERY REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from the sale of sewerage or solid waste disposal services. Such bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees.

    EDUCATION REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers which are, or which govern the operation of, colleges and universities and whose revenues are derived mainly from tuition, dormitory revenues, grants and endowments. General problems of such issuers include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees.

    BRIDGE AND TOLLROAD REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers which derive their payments from bridge, road or tunnel toll revenues. The revenues of such an issuer could be adversely affected by competition from toll-free vehicular bridges and roads and alternative modes of transportation. Such revenues could also be adversely affected by a reduction in the availability of fuel to motorists or significant increases in the costs thereof. Specifically, governmental regulations restricting the use of vehicles in the New York City metropolitan area may adversely affect revenues of the Triborough Bridge and Tunnel Authority.

    DEDICATED-TAX SUPPORTED REVENUE BONDS. Some of the Bonds in a Trust may be obligations of issuers which are payable from and secured by tax revenues from a designated source, which revenues are pledged to secure the bonds. The various types of Bonds described below differ in structure and with respect to the rights of the bondholders to the underlying property. Each type of dedicated-tax supported Bond has distinct risks, only some of which are set forth below. One type of dedicated-tax supported Bond is secured by the incremental tax received on either real property or on sales within a specifically defined geographical area; such tax generally will not provide bondholders with a lien on the underlying property or revenues. Another type of dedicated-tax supported Bond is secured by a special tax levied on real property within a defined geographical area in such a manner that the tax is levied on those who benefit from the project; such bonds typically provide for a statutory lien on the underlying property for unpaid taxes. A third type of dedicated-tax supported Bond may be secured by a tax levied upon the manufacture, sale or consumption of commodities or upon the license to pursue certain occupations or upon corporate privileges within a taxing jurisdiction. As to any of these types of Bonds, the ability of the designated revenues to satisfy the interest and principal payments on such bonds may be affected by changes in the local economy, the financial success of the enterprise responsible for the payment of the taxes, the value of any property on which taxes may be assessed and the ability to collect such taxes in a timely fashion. Each of these factors will have a different affect on each distinct type of dedicated-tax supported bonds.

    MUNICIPAL LEASE REVENUE BONDS. Some of the Bonds in a Trust may be obligations that are secured by lease payments of a governmental entity. Such payments are normally subject to annual budget appropriations of the leasing governmental entity. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby.

    SPECIAL OBLIGATION TO CROSSOVER. Some of the Bonds in a Trust may be issued with the intention of crossover refunding an outstanding issue at a future date. These bonds are secured to the crossover date by U.S. Government securities purchased with the proceeds of the refunding bonds. The revenues of such an issuer could be adversely affected by problems associated with the outstanding issue, economic, social and environmental policies and conditions that are not within the control of the issuer and governmental policies and regulations affecting the issuer.

    CIVIC ORGANIZATION OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from the pledge of civic organizations, including their assets. The problems faced by such issuers include the ability to collect pledges made, the unpredictable nature of an organization's composition and participation, the quality and skill of management, increased costs and delays attributable to organizations, expenses, and legislation regarding certain organizational purposes.

    ORIGINAL ISSUE DISCOUNT BONDS AND STRIPPED OBLIGATIONS. Certain of the Bonds in a Trust may be original issue discount bonds. These Bonds were issued with nominal interest rates less than the rates then offered by comparable securities and as a consequence were originally sold at a discount from their face, or par, values. This original issue discount, the difference between the initial purchase price and face value, is deemed under current law to accrue on a daily basis and the accrued portion is treated as tax-exempt interest income for federal income tax purposes. On sale or redemption, gain, if any, realized in excess of the earned portion of original issue discount will be taxable as capital gain. See "What is the Tax Status of Unitholders". The current value of an original issue discount bond reflects the present value of its face amount at maturity. In a stable interest rate environment, the market value of an original issue discount bond would tend to increase more slowly in early years and in greater increments as the bond approached maturity.

    Certain of the original issue discount bonds in a Trust may be zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest; the buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. The effect of owning a zero coupon bond is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of the obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield, but at the same time also eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality that pay interest currently.

    Original issue discount bonds, including zero coupon bonds, may be subject to redemption at prices based on the issue price plus the amount of original issue discount accreted to redemption (the "accreted value") plus, if applicable, some premium. Pursuant to such call provisions an original issue discount bond may be called prior to its maturity date at a price less than its face value. See the "Schedules of Investments" for more information about the call provisions of portfolio Bonds.

    Certain of the Bonds in a Trust may be Stripped Obligations, which represent evidences of ownership with respect to either the principal amount of or a payment of interest on a tax-exempt obligation. An obligation is "stripped" by depositing it with a custodian, which then effects a separation in ownership between the bond and any interest payment which has not yet become payable, and issues evidences of ownership with respect to such constituent parts. A Stripped Obligation therefore has economic characteristics similar to zero coupon bonds, as described above.

    Each Stripped Obligation has been purchased at a discount from the amount payable at maturity. With respect to each Unitholder, the Internal Revenue Code treats as "original issue discount" that portion of the discount which produces a yield to maturity (as of the date of purchase of the Unitholder's Units) equal to the lower of the coupon rate of interest on the underlying obligation or the yield to maturity on the basis of the purchase price of the Unitholder's Units which is allocable to each Stripped Obligation. Original issue discount which accrues with respect to a Stripped Obligation will be exempt from Federal income taxation to the same extent as interest on the underlying obligations. (See "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.)

    Unitholders should consult their own tax advisers with respect to the state and local tax consequences of owning original issue discount bonds or Stripped Obligations. Under applicable provisions governing determination of state and local taxes, interest on original issue discount bonds or Stripped Obligations may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

WHY AND HOW ARE THE BONDS INSURED?

INSURANCE ON BONDS

INSURED TRUSTS--The Insurer's policy unconditionally and irrevocably guarantees the full and complete payment required to be made by or on behalf of the Issuer to the Paying Agent or its successor of an amount equal to (i) the principal of (either at the stated maturity or by an advancement of maturity pursuant to a mandatory sinking fund payment) and interest on, the Bonds as such payments shall become due but shall not be so paid (except that in the event of any acceleration of the due date of such principal by reason of mandatory or optional redemption or acceleration resulting from default or otherwise, other than any advancement of maturity pursuant to a mandatory sinking fund payment, the payments guaranteed by the Insurer's policy shall be made in such amounts and at such times as such payments of principal would have been due had there not been any such acceleration); and (ii) the reimbursement of any such payment which is subsequently recovered from any owner of the Bonds pursuant to a final judgment by a court of competent jurisdiction that such payment constitutes an avoidable preference to such owner within the meaning of any applicable bankruptcy law (a "Preference").

    The Insurer's policy does not insure against loss of any prepayment premium which may at any time be payable with respect to any Bond. The Insurer's policy does not, under any circumstance, insure against loss relating to: (i) optional or mandatory redemptions (other than mandatory sinking fund redemptions); (ii) any payments to be made on an accelerated basis; (iii) payments of the purchase price of Bonds upon tender by an owner thereof; or (iv) any Preference relating to (i) through (iii) above. The Insurer's policy also does not insure against nonpayment of principal of or interest on the Bonds resulting from the insolvency, negligence or any other act or omission of the Paying Agent or any other paying agent for the Bonds.

    Upon receipt of telephonic or telegraphic notice, such notice subsequently confirmed in writing by registered or certified mail, or upon receipt of written notice by registered or certified mail, by the Insurer from the Paying Agent or any owner of a Bond the payment of an insured amount for which is then due, that such required payment has not been made, the Insurer on the due date of such payment or within one business day after receipt of notice of such nonpayment, whichever is later, will make a deposit of funds, in an account with State Street Bank and Trust Company, N.A., in New York, New York, or its successor, sufficient for the payment of any such insured amounts which are then due. Upon presentment and surrender of such Bonds or presentment of such other proof of ownership of the Bonds, together with any appropriate instruments of assignment to evidence the assignment of the insured amounts due on the Bonds as are paid by the Insurer, and appropriate instruments to effect the appointment of the Insurer as agent for such owners of the Bonds in any legal proceeding related to payment of insured amounts on the Bonds, such instruments being in a form satisfactory to State Street Bank and Trust Company, N.A., State Street Bank and Trust Company, N.A. shall disperse to such owners or the Paying Agent payment of the insured amounts due on such Bonds, less any amount held by the Paying Agent for the payment of such insured amounts and legally available therefor.

    The Insurer is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company (the "Company"). The Company is not obligated to pay the debts of or claims against the Insurer. The Insurer is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. The Insurer has two European branches, one in the Republic of France and the other in the Kingdom of Spain. New York has laws prescribing minimum capital requirements, limiting classes and concentrations of investments and requiring the approval of policy rates and forms. State laws also regulate the amount of both the aggregate and individual risks that may be insured, the payment of dividends by the Insurer, changes in control and transactions among affiliates. Additionally, the Insurer is required to maintain contingency reserves on its liabilities in certain amounts and for certain periods of time.

    Effective February 17, 1998, the Company acquired all of the outstanding stock of Capital Markets Assurance Corporation ("CMAC"), a New York domiciled financial guarantee insurance company, through a merger with its parent, CapMAC Holdings, Inc. Pursuant to a reinsurance agreement, CMAC has ceded all of its net insured risks (including any amounts due but unpaid from third party reinsurers), as well as its unearned premiums and contingency reserves, to the Insurer. The Company is not obligated to pay the debts of or claims against CMAC.

    As of December 31, 1997, the Insurer had admitted assets of $5.3 billion (audited), total liabilities of $3.5 billion (audited), and total capital and surplus of $1.8 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of June 30, 1998, the Insurer had admitted assets of $6.0 billion (unaudited), total liabilities of $4.0 billion (unaudited), and total capital and surplus of $2.0 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities.

    Furthermore, copies of the Insurer's year end financial statements prepared in accordance with statutory accounting practices are available without charge from the Insurer. A copy of the Annual Report on Form 10-K of the Company is available from the Insurer or the Securities and Exchange Commission. The address of the Insurer is 113 King Street, Armonk, New York 10504. The telephone number of the Insurer is (914) 273-4545.

    Moody's Investors Service rates the claims paying ability of the Insurer "Aaa".

    Standard & Poor's Ratings Service, a division of the McGraw Hill Companies, Inc., rates the claims paying ability of the Insurer "AAA".

    Fitch IBCA, Inc. (formerly known as Fitch Investors Service, L.P.) rates the claims paying ability of the Insurer "AAA."

    Each rating of the Insurer should be evaluated independently. The ratings reflect the respective rating agency's current assessment of the creditworthiness of the Insurer and its ability to pay claims on its policies of insurance. Any further explanation as to the significance of the above ratings may be obtained only from the applicable rating agency.

    The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of any of the above ratings may have an adverse effect on the market price of the Bonds. The Insurer does not guaranty the market price of the Bonds nor does it guaranty that the ratings on the Bonds will not be revised or withdrawn.

TRADITIONAL TRUSTS--Insurance guaranteeing the timely payment, when due, of all principal and interest on certain Bonds in a Traditional Trust may have been obtained by the Sponsor, issuer or underwriter of the particular Bonds involved or by another party. Such insurance, which provides coverage substantially the same as that obtained with respect to Bonds in Insured Trusts as described above, is effective so long as the insured Bond is outstanding and the insurer remains in business. Insurance relates only to the particular Bond and not to the Units offered hereby or to their market value. Insured Bonds have received a rating of "Aaa" by Moody's Investors Service, Inc. and/or "AAA" by Standard & Poor's Corporation in recognition of such insurance.

    If a Bond in a Traditional Trust is insured, the Schedule of Investments in Part A of this Prospectus will identify the insurer. Such insurance will be provided by Financial Guaranty Insurance Company ("FGIC"), AMBAC Assurance Corporation ("AMBAC"), Bond Investors Guaranty Insurance Company, now known as MBIA Corp. of Illinois ("BIG"), Capital Guaranty Insurance Company ("CGIC"), Financial Security Assurance, Inc. ("FSA"), Municipal Bond Insurance Association (the "Association"), MBIA Insurance Corporation ("MBIA") or Connie Lee Insurance Company ("ConnieLee"). The Sponsor to date has purchased and presently intends to purchase insurance for Bonds in Traditional Trusts exclusively from MBIA (see the preceding disclosure regarding MBIA). There can be no assurance that any insurer listed therein will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's Corporation has rated the claims-paying ability of each insurer "AAA," and Moody's Investors Service has rated all bonds insured by each such insurer, except ConnieLee, "Aaa." Moody's Investor's Service gives no ratings for bonds insured by ConnieLee.

    Because any such insurance will be effective so long as the insured Bonds are outstanding, such insurance will be taken into account in determining the market value of such Bonds and therefore some value attributable to such insurance will be included in the value of the Units of the Trust that includes such Bonds. The insurance does not, however, guarantee the market value of the Bonds or of the Units.

ACCUMULATION PLAN

    The Sponsor, John Nuveen & Co. Incorporated, is also the principal underwriter of the Accumulation Funds listed in the following table. Each of these funds is an open-end, diversified management investment company into which Unitholders may choose to reinvest Trust distributions automatically, without any sales charge. Unitholders may reinvest both interest and principal distributions or principal distributions only. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. The investment adviser to each Accumulation Fund is a wholly-owned subsidiary of the Sponsor. Unitholders should contact their financial adviser or the Sponsor to determine which of the Accumulation Funds they may reinvest into, as reinvestment in certain of the Accumulation Funds may be restricted to residents of a particular state or states. Unitholders may obtain a prospectus for each Accumulation Fund through their financial adviser or through the Sponsor at (800) 621-7227. For a more detailed description, Unitholders should read the prospectus of the Accumulation Fund in which they are interested.

    The following is a complete list of the Accumulation Funds currently available, as of the Date of Deposit of this Prospectus, to Unitholders under the Accumulation Plan. The list of available Accumulation Funds is subject to change without the consent of any of the Unitholders.

ACCUMULATION FUNDS

MUTUAL FUNDS

NUVEEN FLAGSHIP MUNICIPAL TRUST

      Nuveen Municipal Bond Fund
      Nuveen Insured Municipal Bond Fund
      Nuveen Flagship All-American Municipal Bond Fund
      Nuveen Flagship Limited Term Municipal Bond Fund
      Nuveen Flagship Intermediate Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST I

      Nuveen Flagship Arizona Municipal Bond Fund
      Nuveen Flagship Colorado Municipal Bond Fund
      Nuveen Flagship Florida Municipal Bond Fund
      Nuveen Flagship Florida Intermediate Municipal Bond Fund
      Nuveen Maryland Municipal Bond Fund
      Nuveen Flagship New Mexico Municipal Bond Fund
      Nuveen Flagship Pennsylvania Municipal Bond Fund
      Nuveen Flagship Virginia Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST II

      Nuveen California Municipal Bond Fund
      Nuveen California Insured Municipal Bond Fund
      Nuveen Flagship Connecticut Municipal Bond Fund

      Nuveen Massachusetts Municipal Bond Fund
      Nuveen Massachusetts Insured Municipal Bond Fund
      Nuveen Flagship New Jersey Municipal Bond Fund
      Nuveen Flagship New Jersey Intermediate Municipal Bond Fund
      Nuveen Flagship New York Municipal Bond Fund
      Nuveen New York Insured Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST III

      Nuveen Flagship Alabama Municipal Bond Fund
      Nuveen Flagship Georgia Municipal Bond Fund
      Nuveen Flagship Louisiana Municipal Bond Fund
      Nuveen Flagship North Carolina Municipal Bond Fund
      Nuveen Flagship South Carolina Municipal Bond Fund
      Nuveen Flagship Tennessee Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST IV

      Nuveen Flagship Kansas Municipal Bond Fund
      Nuveen Flagship Kentucky Municipal Bond Fund
      Nuveen Flagship Kentucky Limited Term Municipal Bond Fund
      Nuveen Flagship Michigan Municipal Bond Fund
      Nuveen Flagship Missouri Municipal Bond Fund
      Nuveen Flagship Ohio Municipal Bond Fund
      Nuveen Flagship Wisconsin Municipal Bond Fund

Flagship Utility Income Fund

Nuveen Investment Trust

Nuveen Growth and Income Stock Fund

Nuveen Balanced Stock and Bond Fund

Nuveen Balanced Municipal and Stock Fund

Nuveen European Value Fund
Nuveen Investment Trust II

      Nuveen Rittenhouse Growth Fund

MONEY MARKET FUNDS

Nuveen California Tax-Free Money Market Fund

Nuveen Massachusetts Tax-Free Money Market Fund

Nuveen New York Tax-Free Money Market Fund

Nuveen Tax-Free Reserves, Inc.

Nuveen Tax-Exempt Money Market Fund, Inc.

    Each person who purchases Units of a Trust may become a participant in the Accumulation Plan and elect to have his or her distributions on Units of the Trust invested directly in shares of one of the Accumulation Funds. Reinvesting Unitholders may select any interest distribution plan. Thereafter, each distribution of interest income or principal on the participant's Units (principal only in the case of a Unitholder who has chosen to reinvest only principal distributions) will, on the applicable distribution date, or the next day on which the New York Stock Exchange is normally open ("business day") if the distribution date is not a business day, automatically be received by the transfer agent for each of the Accumulation Funds, on behalf of such participant and applied on that date to purchase shares (or fractions thereof) of the Accumulation Fund chosen at net asset value as computed as of 4:00 p.m. eastern time on each such date. All distributions will be reinvested in the Accumulation Fund chosen and no part thereof will be retained in a separate account. These purchases will be made without a sales charge.

    The Transfer Agent of the Accumulation Fund will mail to each participant in the Accumulation Plan a quarterly statement containing a record of all transactions involving purchases of Accumulation Fund shares (or fractions thereof) with Trust interest distributions or as a result of reinvestment of Accumulation Fund dividends. Any distribution of principal used to purchase shares of an Accumulation Fund will be separately confirmed by the Transfer Agent. Unitholders will also receive distribution statements from the Trustee detailing the amounts transferred to their Accumulation Fund accounts.

    Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from principal only reinvestment to reinvestment of both principal and interest or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

INFORMATION ABOUT THE SPONSOR

    Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for mature investors whose portfolio is the principal source of their ongoing financial security. More than 1.3 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.

    A value investing approach--purchasing securities of strong companies and communities that represent good long-term value--is the cornerstone of Nuveen's investment philosophy. It is a careful, long-term strategy that offers the potential for attractive returns with moderated risk. Successful value investing begins with in-depth research and a discerning eye for marketplace opportunity. Nuveen's team of investment professionals is backed by the discipline, resources and expertise of a century of investment experience, including one of the most recognized research departments in the industry.

    To meet the unique circumstances and financial planning needs of mature investors, Nuveen offers a wide array of taxable and tax-free investment products--including equity and fixed-income mutual funds, unit trusts, exchange-traded funds, customized asset management services and cash management products. Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("ST. PAUL"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal office located in Chicago (333 West Wacker Drive). Nuveen maintains 8 regional offices.

    To help advisers and investors better understand and more efficiently use an investment in the Trusts to reach their investment goals, the Sponsor may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trusts, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Sponsor may produce software or additional sales literature to promote the advantages of using the Trusts to meet these and other specific investor needs.

DESCRIPTION OF RATINGS*

    STANDARD & POOR'S CORPORATION. A description of the applicable Standard & Poor's Corporation rating symbols and their meanings follows:

    A Standard & Poor's rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment may take into consideration obligors such as guarantors, insurers or lessees.

    The rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

    The ratings are based on current information furnished by the issuer or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.

    The ratings are based, in varying degrees, on the following considerations:

     I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

     II.  Nature of and provisions of the obligation;

    III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

    AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.

    AA--Bonds rated AA have a very strong capacity to pay interest and repay principal, and differ from the highest rated issues only in small degree.

    A--Bonds rated A have a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

    BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in the higher rated categories.

    PLUS (+) OR MINUS (-): The ratings from "AA" to "BB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

    PROVISIONAL RATINGS: The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

    NOTE RATINGS: A Standard & Poor's note rating reflects the liquidity concerns and market access risks unique to notes. Notes due in 3 years or less will likely receive a note rating. Notes maturing beyond 3 years will most likely receive a long-term debt rating.

    Note rating symbols are as follows:

        SP-1 Very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics will be given a plus (+) designation.

        SP-2  Satisfactory capacity to pay principal and interest.

    MOODY'S INVESTORS SERVICE, INC. A brief description of the applicable Moody's Investors Service, Inc. rating symbols and their meanings follows:

    Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. Their safety is so absolute that,

---------
*As published by the rating companies.

with the occasional exception of oversupply in a few specific instances, characteristically, their market value is affected solely by money market fluctuations.

    Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. Their market value is virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

    A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by economic performance during a sustained period of depressed business conditions, but, during periods of normalcy, A-rated bonds frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

    Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

    Baa--Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. The market value of Baa-rated bonds is more sensitive to changes in economic circumstances, and aside from occasional speculative factors applying to some bonds of this class, Baa market valuations move in parallel with Aaa, Aa and A obligations during periods of economic normalcy, except in instances of oversupply.

    Con. (--)--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

NOTE RATINGS:

    MIG 1 This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

    MIG 2 This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.

    FITCH IBCA, INC. (formerly Fitch Investors Service, L.P.) A brief description of the applicable Fitch IBCA, Inc. rating symbols and their meanings follow:

    AAA--Bonds considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

    AA--Bonds considered to be investment grade and of very high credit quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated AAA. Bonds rated in the AAA and AA categories are not significantly vulnerable to foreseeable future developments.

    A--Bonds considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

    BBB--Bonds considered to be investment grade and of satisfactory credit quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have adverse impact on these bonds, and therefore impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.

    To provide more detailed indications of credit quality, the AA, A and BBB ratings may be modified by the addition of a plus or minus sign to show relative standing within these major rating categories.

NOTE RATINGS:

    FIN-1 Notes assigned this rating are regarded as having the strongest degree of assurance for timely payment.

    FIN-2 Notes assigned this rating reflect a degree of assurance for timely payment only slightly less in degree than the highest category.

HOW THE TRUST COMPARES PERFORMANCE

    The Sponsor may compare the estimated returns of the Trust with the returns or yields of other tax-free and taxable investments, often on a taxable equivalent basis. In addition, the Sponsor from time to time may quote various performance measures and studies in order to compare the historical returns available from an investment in municipal securities with investments in both tax-free and taxable securities.

    Nuveen Research prepared one such study which compared the after-tax value of $100,000 initially invested in 1977 in various asset classes including municipal bonds, treasury bonds and corporate bonds. As indicated in the chart provided below, the 20-year study shows that municipal bonds significantly outperformed corporate and treasury bonds once the effects of taxes were factored in. In fact, over the 20-year period, municipal bond returns in dollars were almost double those of treasury bonds.

                 AFTER-TAX VALUE OF $100,000 INVESTED IN 1977*


    The graph appearing on this page of the Information Supplement compares after-tax total returns of $100,000 initially in 1977 in each of the Lehman Brothers MuniBond Index, Long-Term Treasury Index and Long-Term Corporate Index. As indicated in the graph, such an investment in the Lehman Brothers MuniBond Index, Long-Term Treasury Index and Long-Term Corporate Index would have appreciated to $511,039, $274,434, and $298,682, respectively at the end of 1996. The graph assumes all proceeds of investment are reinvested at the respective index rates at the time of reinvestment and also assumes that 20% of the assets in each category are turned over annually and proceeds are reinvested in the respective indexes. The tax rates assumed to generate the after-tax total returns were based upon the income and capital gain rates applicable each year from 1977-1996 for an investor who earned the inflation-adjusted equivalents of $500,000 in 1996. In addition, treasury returns were "grossed up" an assumed 5% to take into account the Treasuries' exemption from state income tax. The graph is for illustrative purposes only, and does not represent the return or performance of any Nuveen Tax-Free Unit Trust and is not intended to predict future results.


    * The graph compares after-tax total returns using the Lehman Brothers MuniBond Index, Long-Term Treasury Index and Long-Term Corporate Index. The graph assumes all proceeds of investment are reinvested at the respective index rates at the time of reinvestment and also assumes that 20% of the assets in each category are turned over annually and proceeds are reinvested in the respective indexes. The tax rates assumed to generate the after-tax total returns were based upon the income and capital gain rates applicable each year from 1977-1996 for an investor who earned the inflation-adjusted equivalents of $100,000 in 1996. In addition, treasury returns were "grossed up" an assumed 5% to take into account the Treasuries' exemption from state income tax. The graph is for illustrative purposes only, and does not represent the return or performance of any Nuveen Tax-Free Unit Trust and is not intended to predict future results.

    A comparison of the estimated returns of the Trust and the historic performance of municipal bonds to the returns and performance of other investments is one element to consider in making an informed investment decision. Taxable investments have investment characteristics that differ from those of the Trust. U.S. Government bonds are long-term investments backed by the full faith and credit of the U.S. Government and are subject to federal income tax but are exempt from state income taxes. Bank CDs are generally short-term FDIC insured investments, which pay fixed principal and interest but are subject to fluctuating rollover rates. Both bank CDs and corporate bonds are generally subject to both federal and state income taxes. Money market funds are short term investments with stable net asset values, fluctuating yields and special features that enhance liquidity.

HOW TO CALCULATE YOUR ESTIMATED INCOME

    The examples provided below illustrate how to calculate the estimated annual income generated by a hypothetical $10,000 investment in each respective Trust. The illustrations assume that the investment was made on the day prior to the date of deposit by an investor electing the monthly distribution plan and that the portfolio contains all the securities described in the portfolio. These hypothetical examples are for illustrative purposes only and not intended to reflect or predict the results of any actual investment and do not contemplate changes to the portfolio or expenses.

                              EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:
    MARYLAND TRADITIONAL TRUST 330
    $10,000                    DIVIDED BY $101.08                      =          98.931
    Investment                           Offering price and                       # of units purchased
    (as of 09/01/98)                     accrued interest

    98.931                    X          $4.4443                       =          $439.68
    # of units purchased                 Annual income per unit                   annual income
                                         (monthly plan)


                              EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:
    VIRGINIA TRADITIONAL TRUST 325
    $10,000                    DIVIDED BY $100.45                      =          99.552
    Investment                           Offering price and                       # of units purchased
    (as of 09/01/98)                     accrued interest

    99.552                    X          $4.4803                       =          $446.02
    # of units purchased                 Annual income per unit                   annual income
                                         (monthly plan)


                              EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:
    MASSACHUSETTS INSURED TRUST 156
    $10,000                    DIVIDED BY $99.65                       =          100.351
    Investment                           Offering price and                       # of units purchased
    (as of 09/01/98)                     accrued interest

    100.351                   X          $4.4016                       =          $441.70
    # of units purchased                 Annual income per unit                   annual income
                                         (monthly plan)


                              EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:
    NEW YORK INSURED TRUST 285
    $10,000                    DIVIDED BY $100.35                      =          99.651
    Investment                           Offering price and                       # of units purchased
    (as of 09/01/98)                     accrued interest

    99.651                    X          $4.4823                       =          $446.67
    # of units purchased                 Annual income per unit                   annual income

                                         (monthly plan)

                                   APPENDIX A

                              MARYLAND DISCLOSURE

ECONOMIC FACTORS--MARYLAND

    Some of the significant financial considerations relating to the investments of the Maryland Traditional Trust are summarized below. This information is derived principally from official statements and preliminary official statements released on or before May 13, 1992, relating to issues of Maryland obligations and does not purport to be a complete description.

    The State's total expenditures for the fiscal years ending June 30, 1990, June 30, 1991 and June 30, 1992 were $11.019, $11.304 and $11.657 billion, respectively. As of January 13, 1993, it was estimated that total expenditures for fiscal 1993 would be $11.897 billion. The State's General Fund, representing approximately 55%-60% of each year's total budget, had a surplus on a budgetary basis of $57 million in fiscal year 1990, $55 thousand in fiscal year 1991, and a deficit of $56 million in fiscal 1992. The Governor of Maryland reduced fiscal 1993 appropriations by $56 million to offset the fiscal 1992 deficit. The State Constitution mandates a balanced budget.

    The 1993 fiscal year budget was enacted in April 1992 which, together with legislation enacted in 1992, involved the transfer of certain funds, new fees and taxes, and alteration of certain statutory State expenditure programs. When the 1993 budget was enacted, it was estimated that the General Fund surplus at June 30, 1993 would be approximately $10 million on a budgetary basis. During the final months of fiscal year 1992 and the initial months of fiscal year 1993, collections of State revenues were below the levels estimated at the time of the adoption of the 1993 budget. The Governor proposed a cost containment plan to address this revenue shortfall and to provide reserves to finance potential deficiency appropriations. On September 30, 1992, the Board of Public Works approved the Governor's proposal to reduce General Fund appropriations by $168 million. The Board of Public Works also approved the Governor's proposal to reduce the special fund appropriations for the Department of Transportation by $30 million. Legislation was introduced at the 1993 session of the General Assembly to transfer this $30 million to the General Fund, as well as $10 million from various other special funds. In a special session held in November, 1992, the General Assembly enacted legislation reducing State aid to local governments by $147 million. In addition, other elements of the governor's original cost containment plan are in the process of being implemented or revised.

    The public indebtedness of Maryland and its instrumentalities is divided into three basic types. The State issues general obligation bonds, to the payment of which the State ad valorem property tax is exclusively pledged, for capital improvements and for various State-sponsored projects. The Department of Transportation of Maryland issues limited, special obligation bonds for transportation purposes payable primarily from specific, fixed-rate excise taxes and other revenues related mainly to highway use. Certain authorities issue obligations payable solely from specific non-tax enterprise fund revenues and for which the State has no liability and has given no moral obligation assurance.

    According to the most recent available ratings, general obligation bonds of the State of Maryland are rated "Aaa" by Moody's and "AAA" by Standard & Poor's Corporation, as are those of Baltimore County, a separate political entity surrounding Baltimore City. General obligation bonds of Montgomery County, located in the suburbs of Washington, D.C., are rated "Aaa" by Moody's and "AAA" by Standard & Poor's Corporation. General obligation bonds of Prince George's County, the second largest metropolitan county, which is also in the suburbs of Washington, D.C., are rated "A1" by Moody's and "AA-" by Standard & Poor's Corporation. The general obligation bonds of those other counties of the State that are rated by Moody's carry an "A" rating or better except for those of Allegany County, which are rated "Baa". The most populous municipality in Maryland is Baltimore City, the general obligaton bonds of which are rated "A1" by Moody's and "A" by Standard & Poor's Corporation. The majority of Maryland Health and Higher Education Authority and State Department of Transportation revenue bond issues have received an "A" rating or better from Moody's.

    While the ratings and other factors mentioned above indicate that Maryland and its principal subdivisions and agencies are addressing the effects of the economic recession and, overall, are in satisfactory economic health, there can, of course, be no assurance that this will continue or that particular bond issues may not be adversely affected by changes in state or local economic or political conditions.

MARYLAND TAXABLE ESTIMATED CURRENT RETURN TABLE

    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal, state and local taxes, using published 1998 marginal Federal tax rates and marginal state and local tax rates currently available and scheduled to be in effect*. The tables incorporate increased tax rates for higher-income taxpayers that were included in the Revenue Reconciliation Act of 1993. The table assumes that federal taxable income is equal to state and county income subject to tax and for cases in which more than one state rate falls within a Federal bracket, the state rate corresponding to the highest income within that Federal bracket is used. The combined state, local and Federal tax brackets shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The tables do not reflect any taxes other than personal income taxes and does not reflect any local taxes, other than the assumed county income tax noted below. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                  FEDERAL      COMBINED
    FEDERAL      ADJUSTED       STATE*,
    TAXABLE        GROSS       LOCAL AND                    TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.00%   4.25%   4.50%   4.75%   5.00%   5.25%   5.50%   5.75%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $    0- 42.35 $    0-124.50      21.5   %     5.10    5.41    5.73    6.05    6.37    6.69    7.01    7.32
  42.35-102.30      0-124.50      33.5         6.02    6.39    6.77    7.14    7.52    7.89    8.27    8.65
               124.50-186.80      34.5         6.11    6.49    6.87    7.25    7.63    8.02    8.40    8.78
 102.30-155.95      0-124.50      36.0         6.25    6.64    7.03    7.42    7.81    8.20    8.59    8.98
               124.50-186.80      37.0         6.35    6.75    7.14    7.54    7.94    8.33    8.73    9.13
               186.80-309.30      39.5         6.61    7.02    7.44    7.85    8.26    8.68    9.09    9.50
 155.95-278.45 124.50-186.80      42.0         6.90    7.33    7.76    8.19    8.62    9.05    9.48    9.91
               186.80-309.30      45.0         7.27    7.73    8.18    8.64    9.09    9.55   10.00   10.45
                 Over 309.30      42.0   2     6.90    7.33    7.76    8.19    8.62    9.05    9.48    9.91
   Over 278.45 186.80-309.30      48.5         7.77    8.25    8.74    9.22    9.71   10.19   10.68   11.17
                 Over 309.30      45.5   3     7.34    7.80    8.26    8.72    9.17    9.63   10.09   10.55

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                  FEDERAL      COMBINED
    FEDERAL      ADJUSTED       STATE*,
    TAXABLE        GROSS       LOCAL AND                    TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.00%   4.25%   4.50%   4.75%   5.00%   5.25%   5.50%   5.75%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $    0- 25.35 $    0-124.50      21.5         5.10    5.41    5.73    6.05    6.37    6.69    7.01    7.32
  25.35- 61.40      0-124.50      33.5         6.02    6.39    6.77    7.14    7.52    7.89    8.27    8.65
  61.40-128.10      0-124.50      36.0         6.25    6.64    7.03    7.42    7.81    8.20    8.59    8.98
               124.50-247.00      38.0         6.45    6.85    7.26    7.66    8.06    8.47    8.87    9.27
 128.10-278.45 124.50-247.00      42.5         6.96    7.39    7.83    8.26    8.70    9.13    9.57   10.00
                 Over 247.00      42.0   2     6.90    7.33    7.76    8.19    8.62    9.05    9.48    9.91
   Over 278.45   Over 247.00      45.5   3     7.34    7.80    8.26    8.72    9.17    9.63   10.09   10.55

    * These tables approximate the effect of the exemption of distributions of tax-exempt income from the Maryland Trust from county taxes, assuming a rate equal to 50% of the applicable Maryland state income tax rate, but using a state tax rate of 5% for Maryland taxable income in excess of $3,000 instead of the actual marginal stated tax rate. The maximum county income tax rate allowed under state law is 60% of the Maryland state rate, and counties may impose a county tax at a rate that is less than 60% of the Maryland state rate. Maryland local income taxes imposed by most counties are equal to 50%-60% of the state income tax liability.

    1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal combined Federal and state tax rate to approximately 48.49 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 45.33 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.
    2 Combined Federal and state tax rate reverts to 40.77% after the 80% cap on the limitation on itemized deductions has been met.
    3 Combined Federal and state tax rate reverts to 44.10% after the 80% cap on the limitation on itemized deductions has been met.

                                   APPENDIX B

                              VIRGINIA DISCLOSURE

ECONOMIC FACTORS--VIRGINIA

    The Trust is susceptible to political, economic or regulatory factors affecting issuers of Virginia Bonds. Without intending to be complete, the following briefly summarizes some of these matters, as well as some of the complex factors affecting the financial situation in the Commonwealth of Virginia (the "Commonwealth" or "Virginia"). This information is derived from sources that are generally available to investors and is based in part on information obtained from various agencies in Virginia. No independent verification has been made of the accuracy or completeness of the following information.

    There can be no assurance that current or future statewide or regional economic difficulties, and the resulting impact on State or local governmental finances, generally, will not adversely affect the market value of Virginia Bonds held in the portfolio of the Trust or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

    The Commonwealth's financial condition is supported by a broad-based economy, including manufacturing, tourism, agriculture, ports, mining and fisheries. Recently, Virginia has attracted a number of high-technology companies and has the second-largest computer and data-processing industry in the United States. Although mining and manufacturing jobs declined in Fiscal Year 1997 by higher percentages than the national decreases, growth in all other private industry sectors exceeded the national growth rates. A surge in both residential and non-residential construction produced a 5.6 percent jump in construction jobs.

    The government sector also recorded a net gain of 6,100 employees. This increase lessened the government drag on the state's payroll job growth.

    Virginia nonagricultural wage and salary employment grew by 83,400 in FY97, a strong 2.7 percent increase, a half percentage point better than the national growth rate and a substantial improvement over FY96's payroll employment increase of 1.6 percent.

    Virginia economic growth clearly accelerated in FY97. For many key measures, the Commonwealth's FY97 growth rates exceeded the nation's gains: for payroll employment; total wages and salaries; payroll per job in seven out of nine non-farm industry sectors; and retail sales.

    The stronger job growth pushed Virginia's unemployment rate down to 4.3 percent, the lowest fiscal year unemployment rate since FY90. Personal income of Virginia residents is estimated to have reached $170.2 billion in FY97, a 5.6 percent increase. Although that growth is lower than United States growth, it is better than in FY96, and current federal estimates of Virginia personal income are quite likely to be revised upward in the future.

    The real income of Virginia residents rose 3.1 percent in FY97, after adjusting the nominal growth for inflation.

    Early estimates indicate that total Virginia wages and salaries broke through the $100 billion level in FY97, propelled by a strong 6.8 percent growth. Virginia's wage and salary growth rate exceeded the nation's 6.6 percent rate -- a major reason for expecting Virginia's personal income growth rate also to be revised upward to higher than the national pace. After adjusting for the
2.5 percent inflation, the real value of Virginia wages and salaries grew by 4.2 percent.

    Throughout FY96 and FY97, real wages and salaries grew faster than payroll employment. This means the Virginia workforce has experienced eight consecutive quarters in which the real purchasing power of the average worker's earnings have risen from the previous year.

    In the Commonwealth, the average FY97 payroll was well below the national average in mining, construction, manufacturing, and the finance-insurance-real estate sector. The Virginia retail average was slightly under the national level, as was the overall Virginia average. However, the private services sector in Virginia has a payroll per job of almost $1,300 above the US average for that sector. Virginia has an above-average number of technology-based service businesses, pushing up the average service sector wages and salaries.

    The Virginia average payroll per job for civilian government employees also is above the overall Virginia average and the national average for government employees. That gap is the result of the above-average number of federal government employees working in Virginia.

    In Virginia, payroll per job during FY97 grew by a higher percentage than nationally in mining, construction, manufacturing, wholesale trade, retail trade and private service business. The finance-insurance-real estate sector experienced the highest growth rate in Virginia, 8.4 percent, but that lagged behind the national jump of 9.4 percent. The booming financial market activity undoubtedly was a major force in both the Virginia and national growth. The payroll per job for civilian government employees recorded the lowest increase in payroll per job, 2.0 percent. Budget constraints at the Federal, state, and local levels held down the growth in this sector.

    Virginia retail sales rose 5.4 percent during FY97, well above the 4.2 percent nationally and moderately stronger than Virginia's 4.6 percent growth in FY96. A large increase in visitor spending is revealed by the 7.2 percent gain in Virginia lodging sales, more than double the FY96 increase. Tourist expenditure growth also helped produce a 6.5 percent FY97 advance in sales at Virginia's eating places, more than double the national growth of 2.5 percent and last year's Virginia rate of 3.2 percent.

    General retail sales in Virginia also grew strongly in FY97, up 6.7 percent, better than the national rise of 5.0 percent. Virginia's strength in general retail sales stems mainly from spending by Virginia households, but visitor spending also accounts for a substantial portion of such sales. Virginia lumber, building material and supplies sales grew 13.8 percent.

    Virginia is entering FY98 with strong above-average growth in jobs, earnings and retail sales. Decelerating national growth and a more moderate pace in Virginia construction activity are likely to produce somewhat slower growth in Virginia during FY98. However, current momentum indicates that FY98 will be a year of continued growth in the Commonwealth.

    The Commonwealth of Virginia has historically operated on a fiscally conservative basis and is required by its Constitution to have a balanced biennial budget. At the end of the June 30, 1997, fiscal year, the General Fund of the Commonwealth had an ending fund balance, computed on a budgetary cash basis, of $937.2 million, of which $860.9 million was in required reserves or designated for appropriations, leaving an undesignated, unreserved fund balance of $76.3 million available for future appropriation. Computed on a modified accrual basis in accordance with generally accepted accounting principles, the General Fund balance at the end of the fiscal year ended June 30, 1997, was $491.8 million, compared with a General Fund balance of $180.4 million at the end of the fiscal year ended June 30, 1996.

    As of June 30, 1997, total debt of the Commonwealth aggregated $10.7 billion. Of that amount, $3.4 billion was tax-supported. Outstanding general obligation bonded debt backed by the full faith and credit of the Commonwealth was $1.1 billion at June 30, 1997. Of that amount, $602 million was also secured by revenue producing capital projects.

    The Virginia Constitution contains limits on the amount of general obligation bonds which the Commonwealth can issue. These limits are substantially in excess of current levels of outstanding bonds, and at June 30, 1997, would permit an additional total of approximately $6.8 billion of bonds secured by revenue-producing projects and approximately $6.9 billion of unsecured general obligation bonds for capital projects, with not more than approximately $1.8 billion of the latter to be issued in any four-year period. Bonds which are not secured by revenue-producing projects must be approved in a State-wide election.

    The Commonwealth of Virginia maintains a "triple A" bond rating from Standard & Poor's, Moody's Investors Service and Fitch IBCA, Inc. (formerly Fitch Investors Service, L.P.) on its general obligation indebtedness, reflecting in part its sound fiscal management, diversified economic base and low debt ratios. There can be no assurances that these conditions will continue. Nor are these same conditions necessarily applicable to securities which are not general obligations of the Commonwealth. Securities issued by specific municipalities, governmental authorities or similar issuers may be subject to economic risks or uncertainties peculiar to the issuers of such securities or the sources from which they are to be paid.

VIRGINIA TAXABLE ESTIMATED CURRENT RETURN TABLE

    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and state taxes, using published 1998 marginal Federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The tables incorporate increased tax rates for higher-income taxpayers that were included in the Revenue Reconciliation Act of 1993. The table assumes that federal taxable income is equal to state income subject to tax, and for cases in which more than one state rate falls within a Federal bracket, the state rate corresponding to the highest income within that Federal bracket is used. The combined state and Federal tax brackets shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The tables do not reflect any local taxes or any taxes other than personal income taxes. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS

--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS       STATE AND                    TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.25%   4.50%   4.75%   5.00%   5.25%   5.50%   5.75%   6.00%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $    0- 42.35 $    0-124.50      20.0   %     5.31    5.63    5.94    6.25    6.56    6.88    7.19    7.50
  42.35-102.30      0-124.50      32.0         6.25    6.62    6.99    7.35    7.72    8.09    8.46    8.82
               124.50-186.80      33.0         6.34    6.72    7.09    7.46    7.84    8.21    8.58    8.96
 102.30-155.95      0-124.50      35.0         6.54    6.92    7.31    7.69    8.08    8.46    8.85    9.23
               124.50-186.80      36.0         6.64    7.03    7.42    7.81    8.20    8.59    8.98    9.38
               186.80-309.30      38.5         6.91    7.32    7.72    8.13    8.54    8.94    9.35    9.76
 155.95-278.45 124.50-186.80      41.0         7.20    7.63    8.05    8.47    8.90    9.32    9.75   10.17
               186.80-309.30      43.5         7.52    7.96    8.41    8.85    9.29    9.73   10.18   10.62
                 Over 309.30      41.0   2     7.20    7.63    8.05    8.47    8.90    9.32    9.75   10.17
   Over 278.45 186.80-309.30      47.5         8.10    8.57    9.05    9.52   10.00   10.48   10.95   11.43
                 Over 309.30      44.5   3     7.66    8.11    8.56    9.01    9.46    9.91   10.36   10.81

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS       STATE AND                    TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.25%   4.50%   4.75%   5.00%   5.25%   5.50%   5.75%   6.00%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $    0- 25.35 $    0-124.50      20.0         5.31    5.63    5.94    6.25    6.56    6.88    7.19    7.50
  25.35- 61.40      0-124.50      32.0         6.25    6.62    6.99    7.35    7.72    8.09    8.46    8.82
  61.40-128.10      0-124.50      35.0         6.54    6.92    7.31    7.69    8.08    8.46    8.85    9.23
               124.50-247.00      36.5         6.69    7.09    7.48    7.87    8.27    8.66    9.06    9.45
 128.10-278.45 124.50-247.00      41.5         7.26    7.69    8.12    8.55    8.97    9.40    9.83   10.26
                 Over 247.00      41.0   2     7.20    7.63    8.05    8.47    8.90    9.32    9.75   10.17
   Over 278.45   Over 247.00      44.5   3     7.66    8.11    8.56    9.01    9.46    9.91   10.36   10.81

------------------

    1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal combined Federal and state tax rate to approximately 47.51 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 44.30 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.

    2 Combined Federal and state tax rate reverts to 39.68% after the 80% cap on the limitation on itemized deductions has been met.

    3 Combined Federal and state tax rate reverts to 43.07% after the 80% cap on the limitation on itemized deductions has been met.

                                   APPENDIX C

                            MASSACHUSETTS DISCLOSURE

ECONOMIC FACTORS--MASSACHUSETTS

    Except to the extent the Massachusetts Trust invests in temporary investments, the Massachusetts Trust will invest substantially all of its net assets in Massachusetts Municipal Obligations. The Massachusetts Trust is therefore susceptible to political, economic or regulatory factors affecting issuers of Massachusetts Municipal Obligations. Without intending to be complete, the following briefly summarizes the current financial situation, as well as some of the complex factors affecting the financial situation, in the Commonwealth of Massachusetts (the "COMMONWEALTH"). It is derived from sources that are generally available to investors and is based in part on information obtained from various agencies in Massachusetts. No independent verification has been made of the accuracy or completeness of the following information.

    There can be no assurance that current or future statewide or regional economic difficulties, and the resulting impact on Commonwealth or local governmental finances generally, will not adversely affect the market value of Massachusetts Obligations in the Trust or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

    Since 1988, there has been a significant slowdown in the Commonwealth's economy, as indicated by a rise in unemployment, a slowing of its per capita income growth and declining state revenues. Since fiscal 1991, the Commonwealth's revenues for state government programs have exceeded expenditures; however, no assurance can be given that lower than expected tax revenues will not resume and continue.

    1996 FISCAL YEAR BUDGET. On July 21, 1995, the Governor signed the Commonwealth's budget for fiscal 1996. The fiscal 1996 budget is based on estimated budgeted revenues and other sources of approximately $16.778 billion, which includes fiscal 1996 tax revenues of $11.653 billion. Estimated fiscal 1996 tax revenues are approximately $490 million, or 4.3% higher than estimated fiscal 1995 tax revenues.

    Fiscal 1996 non-tax revenues are projected to total $5.158 billion, approximately $66 million, or 1.3% less than fiscal 1995 non-tax revenues of approximately $5.224 billion. Federal reimbursements are projected to decrease by approximately $1 million from approximately $2.970 billion in fiscal 1995 to approximately $2.969 billion in fiscal 1996, primarily as a result of increased reimbursements for Medicare spending, offset by a reduction in reimbursements received in 1995 for one-time Medicare expenses incurred in fiscal 1994 and fiscal 1995. Fiscal 1996 departmental revenues are projected to decline by approximately $94 million, or 7.4%, from approximately $1.273 billion in fiscal 1995 to approximately $1.179 billion in fiscal 1996. Major changes in projected non-tax received for fiscal 1996 include a decline in motor vehicle license and registration fees, reduction of abandoned property revenues and a decrease due to non-recurring revenues received in fiscal 1995 from hospitals and nursing homes as part of Medicare fiscal rate settlements and other reimbursements by municipal hospitals to the state.

    Fiscal 1996 appropriations in the Annual Appropriations Act total approximately $16.847 billion, including approximately $25 million in gubernatorial vetoes overridden by the legislature. In the final supplemental budget for fiscal 1995, approved on August 24, 1995, another $71.1 million of appropriations were continued for use in 1996.

    As of February 1, 1996, the Governor had signed into law fiscal 1996 supplemental appropriations totalling approximately $23.5 million, including approximately $12.6 million to fund higher education collective bargaining contracts and $5.6 million for the Department of Social Services. These appropriations were offset by approximately $10.4 million in line item reductions, including a reduction of $9.8 million for the state's debt service contract assistance to the MBTA. Both the House and Senate have passed supplemental appropriation bills totalling $64.8 million primarily relating to snow and ice removal costs incurred by both the Commonwealth and cities and towns. The bills are currently awaiting resolution by a conference committee of the House and Senate. On January 26, 1996 and February 9, 1996, the Governor filed additional supplemental appropriation bills totalling approximately $7.3 million for costs relating to prison overcrowding relief as well as reimbursement costs associated with a court settlement. No action has been taken on these bills by either branch of the Legislature.

    As of May 28, 1996, fiscal 1996 projected spending is approximately $16.963 billion, including approximately $153.2 million reserved for contingencies. Projected revenues are approximately $16.851 billion. The fiscal 1996 tax revenue projection is $11.684 billion, which represents an increase of approximately $80 million from the earlier estimate, based upon tax revenue collections through April 1996.

    The fiscal 1996 budget is based on numerous spending and revenue estimates the achievement of which cannot be assured.

    1995 FISCAL YEAR. Budgeted revenues and other sources, including non-tax revenues, collected in fiscal 1995 were approximately $16.387 billion, approximately $837 million, or 5.4% above fiscal 1994 revenues of $15.550 billion. Fiscal 1995 tax revenues collections were approximately $11.163 billion, approximately $12 million above the Department of

Revenue's revised fiscal year 1995 tax revenue estimate of $10.151 billion and $556 million, or 5.2% above fiscal year tax revenues of $10.607 billion.

    Budgeted expenditures and other uses of funds in fiscal 1995 were approximately $16.251 billion, approximately $728 million, or 4.7% above fiscal 1994 budgeted expenditures and uses of $15.523 billion.

    The Commonwealth ended fiscal 1995 with an operating gain of $137 million and an ending fund balance of $726 million.

    On February 10, 1995, the Governor signed into law certain reforms to the Commonwealth's program for Aid to Families with Dependent Children ("AFDC") which will take effect on July 1, 1995, subject to federal approval of certain waivers. The revised program reduces AFDC benefits to able bodied recipients by 2.75%, while allowing them to keep a larger portion of their earned wages, requires approximately 22,000 able-bodied parents of school-aged children to work or perform community service for 20 hours per week and requires approximately 16,000 recipients who have children between the ages of two and six to participate in an education or training program or perform community service. The plan also establishes a pilot program for up to 2,000 participants that offers tax credits and wage subsidies to employers who hire welfare recipients. Parents who find employment will be provided with extended medical benefits and day care benefits for up to one year. The plan mandates paternal identification, expands funding for anti-fraud initiatives, and requires parents on AFDC to immunize their children. Parents who are disabled, caring for a disabled child, have a child under the age of two, or are teen-agers living at home and attending high school, will continue to receive cash assistance. Since most provisions of the new law do not take effect until July 1, 1995, the Executive Office for Administration projects that the reforms will not materially affect fiscal 1995 public assistance spending. The fiscal 1995 expenditure estimate of $16.449 billion includes $247.8 million appropriated to fund the Commonwealth's public assistance programs for the last four months of fiscal 1995. The Commonwealth is currently evaluating the new law's impact on fiscal 1996 projected spending for public assistance programs.

    On November 8, 1994, the voters in the statewide general election approved an initiative petition that would slightly increase the portion of the gasoline tax revenue credited to the Highway Fund, one of the Commonwealth's three major budgetary funds, prohibit the transfer of money from the Highway Fund to other funds for non-highway purposes and not permit including the Highway Fund balance in the computation "consolidated net surplus" for purposes of state finance laws. The initiative petition also provides that no more than 15% of gasoline tax revenues may be used for mass transportation purposes, such as expenditures related to the Massachusetts Bay Transit Authority. The Executive Office of Administration and Finance is analyzing the effect, if any, this initiative petition, which became law on December 8, 1994, may have on the fiscal 1995 budget and it currently does not expect it to have any materially adverse impact. This is not a constitutional amendment and is subject to amendment or repeal by the Legislature, which may also, notwithstanding the terms of the petition, appropriate moneys from the Highway Fund in such amounts and for such purposes as it determines, subject only to a constitutional restriction that such moneys be used for highways or mass transit purposes.

    1994 FISCAL YEAR. Fiscal 1994 tax revenue collections were approximately $10.607 billion, $87 million below the Department of Revenue's fiscal year 1994 tax revenue estimate of $10.694 billion and $677 million above fiscal 1993 tax revenues of $9.930 billion. Budgeted revenues and other sources, including non-tax revenues, collected in fiscal 1994 were approximately $15.550 billion. Total revenues and other sources increased by approximately 5.7% from fiscal 1993 to fiscal 1994 while tax revenues increased by 6.8% for the same period. Budgeted expenditures and other uses of funds in fiscal 1994 were approximately $15.523 billion, which is $826.5 million or approximately 5.6% higher than fiscal 1993 budgeted expenditures and other uses.

    As of June 30, 1994, the Commonwealth showed a year-end cash position of approximately $757 million, as compared to a projected position of $599 million.

    In June, 1993, the Legislature adopted and the Governor signed into law comprehensive education reform legislation. This legislation required an increase in expenditures for education purposes above fiscal 1993 base spending of $1.288 billion of approximately $175 million in fiscal 1994. The Executive Office for Administration and Finance expects the annual increases in expenditures above the fiscal 1993 base spending of $1.288 billion to be approximately $396 million in fiscal 1995, $625 million in fiscal 1996 and $868 million in fiscal 1997. Additional annual increases are also expected in later fiscal years. The fiscal 1995 budget as signed by the Governor includes $896 million in appropriations to satisfy this legislation.

    1993 FISCAL YEAR. The Commonwealth's budgeted expenditures and other uses were approximately $14.696 billion in fiscal 1993, which is approximately $1.280 billion or 9.6% higher than fiscal 1992 expenditures and other uses. Final fiscal 1993 budgeted expenditures were $23 million lower than the initial July 1992 estimates of fiscal 1993 budgeted expenditures. Budgeted revenues and other sources for fiscal 1993 totalled approximately $14.710 billion, including tax revenues of $9.930 billion. Total revenues and other sources increased by approximately 6.9% from fiscal 1992 to fiscal 1993, while tax revenues increased by 4.7% for the same period. Overall, fiscal 1993 ended with a surplus of revenues and other sources over expenditures and other uses of $13.1 million and aggregate ending fund balances in the budgeted operating funds of the Commonwealth of approximately $562.5 million. After payment in full of the distribution of local aid to the Commonwealth's cities and towns ("Local Aid") and the retirement of short term debt, the Commonwealth showed a year end cash position of approximately $622.2 million, as compared to a projected position of $485.1 million.

    1992 FISCAL YEAR. The Commonwealth's budgeted expenditures and other uses were approximately $13.4 billion in fiscal 1992, which is $238.7 million or 1.7% lower than fiscal 1991 budgeted expenditures. Final fiscal 1992 budgeted expenditures were $300 million more than the initial July 1991 estimates of budgetary expenditures, due in part to increases in certain human services programs, including an increase of $268.7 million for the Medicaid program and $50.0 million for mental retardation consent decree requirements. Budgeted revenues and other sources for fiscal 1992 totalled approximately $13.7 billion (including tax revenues of approximately $9.5 billion), reflecting an increase of approximately 0.7% from fiscal 1991 to 1992 and an increase of 5.4% in tax revenues for the same period. Overall, fiscal 1992 is estimated to have ended with an excess of revenues and other sources over expenditures and other uses of $312.3 million. After payment in full of Local Aid in the amount of $514.0 million due on June 30, 1992, retirement of the Commonwealth's outstanding commercial paper (except for approximately $50 million of bond anticipation notes) and certain other short term borrowings, as of June 30, 1992, the end of fiscal 1992, the Commonwealth showed a year-end cash position of approximately $731 million, as compared with the Commonwealth's cash balance of $182.3 million at the end of fiscal 1991.

    1991 FISCAL YEAR. Budgeted expenditures for fiscal 1991 were approximately $13.659 billion, as against budgeted revenues and other sources of approximately $13.634 billion. The Commonwealth suffered an operating loss of approximately $21.2 million. Application of the adjusted fiscal 1990 fund balances of $258.3 million resulted in a fiscal 1991 budgetary surplus of $237.1 million. State law requires that approximately $59.2 million of the fiscal year ending balances of $237.1 million be placed in the Stabilization Fund, a reserve from which funds can be appropriated (i) to make up any difference between actual state revenues in any fiscal year in which actual revenues fall below the allowable amount,
(ii) to replace state and local losses by federal funds or (iii) for any event, as determined by the legislature, which threatens the health, safety or welfare of the people or the fiscal stability of the Commonwealth or any of its political subdivisions.

    Upon taking office in January 1991, the new Governor proposed a series of legislative and administrative actions, including withholding of allotments under Section 9C of Chapter 29 of the General Laws, intended to eliminate the projected deficits. The new Governor's review of the Commonwealth's budget indicated projected spending of approximately $14.1 billion with an estimated $850 million in budget balancing measures that would be needed prior to the close of fiscal 1991. At that time, estimated tax revenues were revised to approximately $8.8 billion, $903 million less than was estimated at the time the fiscal 1991 budget was adopted. The Legislature adopted a number of the Governor's recommendations and the Governor took certain administrative actions not requiring legislative approval, including the adoption of a state employee furlough program. It is estimated by the Commonwealth that spending reductions achieved through savings initiatives and withholding of allotments total approximately $484.3 million in aggregate for fiscal 1991. However, these savings and reductions may be impacted negatively by litigation pursued by third parties concerning the Governor's actions under Section 9C of Chapter 29 of the General Laws and with regard to the state employee furlough program.

    In addition, the new administration in May 1991 filed an amendment to its Medicaid state plan that enables it to claim 50% federal reimbursement on uncompensated care payments for certain hospitals in the Commonwealth. As a result, in fiscal 1991, the Commonwealth obtained additional non-tax revenues in the form of federal reimbursements equal to approximately $513 million on account of uncompensated care payments. This reimbursement claim was based upon recent amendments of federal law contained in the Omnibus Budget Reconciliation Act of 1990 and, consequently, on relatively undeveloped federal laws, regulations and guidelines. At the request of the federal Health Care Financing Administration, the Office of Inspector General of the United States Department of Health and Human Services has commenced an audit of the reimbursement. The administration, which had reviewed the matter with the Health Care Financing Administration prior to claiming the reimbursement, believes that the Commonwealth will prevail in the audit. If the Commonwealth does not prevail, the Commonwealth would have the right to contest an appeal, but could be required to pay all or part of Medicaid reimbursements with interest and to have such amount deducted from future reimbursement payments.

    EMPLOYMENT. Reversing a trend of relatively low unemployment during the early and mid 1980's, the Massachusetts unemployment rate beginning in 1990 increased significantly to where the Commonwealth's unemployment rate exceeded the national unemployment rate. During 1990, the Massachusetts unemployment rate increased from 4.5% in January to 6.1% in July to 6.7% in August. During 1991, the Massachusetts unemployment rate averaged 9.0% while the average United States unemployment rate was 6.7%. The Massachusetts unemployment rate during 1992 averaged 8.5% while the average United States unemployment rate was 7.4%. Since 1993, the average monthly unemployment rate has declined steadily. The Massachusetts unemployment rate in February 1996 was 5.0%, as compared with the United States unemployment rate of 5.5% for the same period. Other factors which may significantly and adversely affect the employment rate in the Commonwealth include reductions in federal government spending on defense-related industries. Due to this and other considerations, there can be no assurance that unemployment in the Commonwealth will not increase in the future.

    DEBT RATINGS. S&P currently rates the Commonwealth's uninsured general obligation bonds at A+. At the same time, S&P currently rates state and agency notes at SP1. From 1989 through 1992, the Commonwealth had experienced a steady decline in its S&P rating, with its decline beginning in May 1989, when S&P lowered its rating on the Commonwealth's general obligation bonds and other Commonwealth obligations from AA+ to AA and continuing a series of further reductions until March 1992, when the rating was affirmed at BBB.

    Moody's currently rates the Commonwealth's uninsured general obligation bonds at A1. From 1989 through 1992, the Commonwealth had experienced a steady decline in its rating by Moody's since May 1989. In May 1989, Moody's lowered its rating on the Commonwealth's notes from MIG-1 to MIG-2, and its rating on the Commonwealth's commercial paper from P-1 to P-2. On June 21, 1989, Moody's reduced the Commonwealth's general obligation rating from Aa to A. On November 15, 1989, Moody's reduced the rating on the Commonwealth's general obligations from A to Baa1, and on March 9, 1990, Moody's reduced the rating of the Commonwealth's general obligation bonds from Baa1 to Baa.

    There can be no assurance that these ratings will continue.

    In recent years, the Commonwealth and certain of its public bodies and municipalities have faced serious financial difficulties which have affected the credit standing and borrowing abilities of Massachusetts and its respective entities and may have contributed to higher interest rates on debt obligations. The continuation of, or an increase in, such financial difficulties could result in declines in the market values of, or default on, existing obligations including Massachusetts Obligations in the Trust. Should there be during the term of the Trust a financial crisis relating to Massachusetts, its public bodies or municipalities, the market value and marketability of all outstanding bonds issued by the Commonwealth and its public authorities or municipalities including the Massachusetts Obligations in the Trust and interest income to the Trust could be adversely affected.

    TOTAL BOND AND NOTE LIABILITIES. The total general obligation bond indebtedness of the Commonwealth (including Dedicated Income Tax Debt and Special Obligation Debt) as of April 1, 1996 was approximately $10.093 billion. There were also outstanding approximately $240 million in general obligation notes and other short term general obligation debt. The total bond and note liabilities of the Commonwealth as of April 1, 1996, including guaranteed bond and contingent liabilities, was approximately $13.818 billion.

    DEBT SERVICE. During the 1980s, capital expenditures were increased substantially, which has had a short term impact on the cash needs of the Commonwealth and also accounts for a significant rise in debt service during that period. In November, 1988, the Executive Office for Administration and Finance established an administrative limit on state-financed capital spending in the Capital Projects Fund of $925 million per fiscal year. Capital expenditures were $847.0 million, $694.1 million, $575.9 million, $760.6 million and $902.2 million in fiscal 1991, fiscal 1992, fiscal 1993, fiscal 1994 and fiscal 1995, respectively. Commonwealth-financed capital expenditures are projected to be approximately $898.0 million in fiscal 1996. Debt service expenditures for fiscal 1991, fiscal 1992, fiscal 1993, fiscal 1994 and fiscal 1995 were $942.3 million, $898.3 million, $1.140 billion, $1.149 billion, and $1.231 billion, respectively, and are projected to be approximately $1.199 billion for fiscal 1996. The amounts represented do not include debt service on notes issued to finance certain Medicare-related liabilities, certain debt service contract assistance payment to Massachusetts Bay Transportation Authority ($205.5 million projected in fiscal 1996), the Massachusetts Convention Center ($24.6 million projected in fiscal 1996), the Massachusetts Government Land Bank ($6.0 million projected in fiscal 1996), the Massachusetts Water Pollution Abatement Trust ($16.6 million projected in fiscal 1996), and grants to municipalities under the school building assistance program to defray a portion of the debt service costs on local school bonds ($174.5 million projected in fiscal 1996).

    In January 1990, legislation was passed to impose a limit on debt service beginning in fiscal 1991, providing that no more than 10% of the total appropriations in any fiscal year may be expended for payment of interest and principal on general obligation debt (excluding the Fiscal Recovery Bonds). The percentage of total appropriations expended from the budgeted operating funds for debt service (excluding debt service on Fiscal Recovery Bonds) for fiscal 1994 is 5.6%, which is projected to increase to 5.9% in fiscal 1995.

    CERTAIN LIABILITIES. Among the material future liabilities of the Commonwealth are significant unfunded general liabilities of its retirement systems and a program to fund such liabilities; a program whereby, starting in 1978, the Commonwealth began assuming full financial responsibility for all costs of the administration of justice within the Commonwealth; continuing demands to raise aggregate aid to cities, towns, schools and other districts and transit authorities above current levels; and Medicaid expenditures which have increased each year since the program was initiated. The Commonwealth has signed consent decrees to continue improving mental health care and programs for the mentally retarded in order to meet federal standards, including those governing receipt of federal reimbursements under various programs, and the parties in those cases have worked cooperatively to resolve the disputed issues.

    As a result of comprehensive legislation approved in January, 1988, the Commonwealth is required, beginning in fiscal 1989 to fund future pension liabilities currently and to amortize the Commonwealth's unfunded liabilities over 40 years. The funding schedule must provide for annual payments in each of the ten years ending fiscal 1998 which are at least equal to the total estimated pay-as-you-go pension costs in each year. As a result of this requirement, the funding requirements for fiscal 1996, 1997, and 1998 are estimates to be increased to approximately $1.007 billion, $1.061 billion and $1.128 billion, respectively.

    LITIGATION. The Commonwealth is engaged in various lawsuits involving environmental and related laws, including an action brought on behalf of the U.S. Environmental Protection Agency alleging violations of the Clean Water Act and seeking to enforce the clean-up of Boston Harbor. The MWRA, successor in liability to the Metropolitan District Commission, has assumed primary responsibility for developing and implementing a court-approved plan for the construction of the treatment facilities necessary to achieve compliance with federal requirements. Under the Clean Water Act, the Commonwealth may be liable for costs of compliance in these or any other Clean Water cases if the MWRA or a municipality is prevented from raising revenues necessary to comply with a judgment. The MWRA currently projects that the total cost of construction of the treatment facilities required under the court's order is approximately $3.557 billion in current dollars, with approximately $1.046 billion to be spent on or after June 30, 1995. On October 18, 1995, the court entered an order which reduced the MWRA's obligation to build certain additional secondary treatment facilities, which is estimated by the MWRA will save ratepayers approximately $165 million.

    The Department of Public Welfare has been sued for the alleged unlawful denial of personal care attendant services to certain disabled Medicaid recipients. The Superior Court has denied the plaintiff's motion for preliminary injunction and has also denied the plaintiff's motion for class certification. If the plaintiffs were to prevail on their claims and the Commonwealth were required to provide all of the services sought by the plaintiffs to all similarly situated persons, it would substantially increase the annual cost to the Commonwealth if these services are eventually required. The Department of Public Welfare currently estimates this increase to be as much as $200 million per year.

    There are also actions pending in which recipients of human services benefits, such as welfare recipients, the mentally retarded, the elderly, the handicapped, children, residents of state hospitals and inmates of corrections institutions, seek expanded levels of services and benefits and in which providers of services to such recipients challenge the rates at which they are reimbursed by the Commonwealth. To the extent that such actions result in judgments requiring the Commonwealth to provide expanded services or benefits or pay increased rates, additional operating and capital expenditures might be needed to implement such judgments.

    In 1995, the Spaulding Rehabilitation Hospital ("Spaulding") filed an action to enforce an agreement to acquire its property by eminent domain in connection with the Central Artery/Third Harbor Tunnel Project. If successful, Spaulding could recover the fair market value of its property in addition to its relocation costs with respect to its personal property. The Commonwealth estimates its potential liability at approximately $50 million.

    The Commonwealth faces an additional potential liability of approximately $40 million in connection with a taking by the Massachusetts Highway Department related to the relocation of Northern Avenue in Boston.

    In addition, there are several tax matters in litigation which could result in significant refunds to taxpayers if decisions unfavorable to the Commonwealth are rendered. In BAYBANK, ET AL. V. COMMISSIONER OF REVENUE, the banks challenge the inclusion of income from tax exempt obligations in the measure of the bank excise tax. The Appellate Tax Board issued findings of fact and a report in favor of the Commissioner of Revenue on September 30, 1993. The case is pending before the Supreme Judicial Court. The potential liability is approximately $55 million, including similarly situated banks and tax years after 1990.

    In NATIONAL ASSOCIATION OF GOVERNMENT EMPLOYEES V. COMMONWEALTH, the Superior Court declared that a line item in the Commonwealth's general appropriations act for fiscal 1994 that increased the state employees' percentage share of their group health insurance premiums from 10% to 15% violated the terms of several collective bargaining agreements, and therefore was invalid under the United States Constitution as regards employees covered by the agreements. On February 9, 1995, the Supreme Judicial Court vacated the Superior Court's decision and declared that the fiscal 1994 line item did not violate the contracts clause. In June, 1995, the United States Supreme Court denied the plaintiff's writ of certiorari. Several other unions have filed a companion suit asserting that the premium increase similarly violated other collective bargaining agreements. The latter suit is in its initial stages. Prior to the Supreme Judicial Court's decision the Commonwealth's aggregate liability is estimated to be approximately $32 million.

    A variety of other civil suits pending against the Commonwealth may also affect its future liabilities. These include challenges to the Commonwealth's allocation of school aid under Section 9C of Chapter 29 of the General Laws and to adopt a state employee furlough program. No prediction is possible as to the ultimate outcome of these proceedings.

    On March 22, 1995, the Supreme Judicial Court held in PERINI CORPORATION V. COMMISSION OF REVENUES that certain deductions from the net worth measure of the Massachusetts corporate excise tax violate the Commerce Clause of the United States Constitution. On October 2, 1995, the United States Supreme Court denied the Commonwealth's petition for writ of certiorari. The Department of Revenue estimates that tax revenues in the amount of $40 to $55 million may be abated as a result of the Supreme Judicial Court's decision.

    Many factors, in addition to those cited above, have or may have a bearing upon the financial condition of the Commonwealth, including social and economic conditions, many of which are not within the control of the Commonwealth.

    EXPENDITURE AND TAX LIMITATION MEASURES. Limits have been established on state tax revenues by legislation approved by the Governor on October 25, 1986 and by an initiative petition approved by the voters on November 4, 1986. The Executive Office for Administration and Finance currently estimates that state tax revenues will not reach the limit imposed by either the initiative petition or the legislative enactment in fiscal 1992.

    Proposition 2 1/2, passed by the voters in 1980, led to large reductions in property taxes, the major source of income for cities and towns, and large increases in state aid to offset such revenue losses. According to the Executive Office for Administration and Finance, all of the 351 cities and towns have now achieved a property tax level of no more than 2.5% of full property values. Under the terms of Proposition 2 1/2, the property tax levy can now be increased annually for all cities and towns, almost all by 2.5% of the prior fiscal year's tax levy plus 2.5% of the value of new properties and of significant improvements to property. Legislation has also been enacted providing for certain local option taxes. A voter initiative petition approved at the statewide general election in November, 1990 further regulates the distribution of Local Aid of no less than 40% of collections from individual income taxes, sales and use taxes, corporate excise taxes, and the balance of the state lottery fund. If implemented in accordance with its terms (including appropriation of the necessary funds), the petition as approved would shift several hundred million dollars to direct Local Aid.

    OTHER TAX MEASURES. To provide revenue to pay debt service on both the deficit and Medicaid-related borrowings and to fund certain direct Medicaid expenditures, legislation was enacted imposing an additional tax on certain types of personal income for 1989 and 1990 taxable years at rates of 0.375% and 0.75% respectively, effectively raising the tax rate of 1989 from 5% to 5.375% and for 1990 to 5.75%. Recent legislation has effectively further increased tax rates to 5.95% for tax year 1990 to 6.25% for tax year 1991 and returning to 5.95% for tax year 1992 and subsequent tax years. The tax is applicable to all personal income except income derived from dividends, capital gains, unemployment compensation, alimony, rent, interest, pensions, annuities and IRA/Keogh distributions. The income tax rate on other interest (excluding interest on obligations of the United States and of the Commonwealth and its subdivisions), dividends and net capital gains (after a 50% reduction) was increased from 10% to 12% for tax year 1990 and subsequent years, by recently enacted legislation.

    ESTATE TAX REVISIONS. The fiscal 1993 budget included legislation which gradually phases out the current Massachusetts estate tax and replaces it with a "sponge tax" in 1997. The "sponge tax" is based on the maximum amount of the credit for state taxes allowed for federal estate tax purposes. The estate tax is phased out by means of annual increases in the basic exemption from the current $200,000 level. The exemption is increased to $300,000 for 1993, $400,000 for 1994, $500,000 for 1995 and $600,000 for 1996. In addition, the legislation includes a full marital deduction starting July 1, 1994. Currently the marital deduction is limited to 50% of the Massachusetts adjusted gross estate. The static fiscal impact of the phase out of the estate tax was estimated to be approximately $24.8 million in fiscal 1994 and is estimated to be approximately $72.5 million in fiscal 1995.

    OTHER ISSUERS OF MASSACHUSETTS OBLIGATIONS. There are a number of state agencies, instrumentalities and political subdivisions of the Commonwealth that issue Municipal Obligations, some of which may be conduit revenue obligations payable from payments from private borrowers. These entities are subject to various economic risks and uncertainties, and the credit quality of the securities issued by them may vary considerably from the credit quality of obligations backed by the full faith and credit of the Commonwealth. The brief summary above does not address, nor does it attempt to address, any difficulties and the financial situations of those other issuers of Massachusetts Obligations.

MASSACHUSETTS TAXABLE ESTIMATED CURRENT RETURN TABLE

    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and state taxes, using published 1998 marginal Federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The tables incorporate increased tax rates for higher-income taxpayers that were included in the Revenue Reconciliation Act of 1993. The combined state and Federal tax brackets shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The Massachusetts state tax rate shown is the rate at which interest is taxed. Certain other types of income are taxed at other rates. The tables do not reflect any local taxes or any taxes other than personal income taxes. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS

--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS       STATE AND                    TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.00%   4.25%   4.50%   4.75%   5.00%   5.25%   5.50%   5.75%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $    0- 42.35 $    0-124.50      25.0   %     5.33    5.67    6.00    6.33    6.67    7.00    7.33    7.67
 42.35- 102.30      0-124.50      36.5         6.30    6.69    7.09    7.48    7.87    8.27    8.66    9.06
               124.50-186.80      37.5         6.40    6.80    7.20    7.60    8.00    8.40    8.80    9.20
 102.30-155.95      0-124.50      39.5         6.61    7.02    7.44    7.85    8.26    8.68    9.09    9.50
               124.50-186.80      40.0         6.67    7.08    7.50    7.92    8.33    8.75    9.17    9.58
               186.80-309.30      42.5         6.96    7.39    7.83    8.26    8.70    9.13    9.57   10.00
 155.95-278.45 124.50-186.80      44.5         7.21    7.66    8.11    8.56    9.01    9.46    9.91   10.36
               186.80-309.30      47.5         7.62    8.10    8.57    9.05    9.52   10.00   10.48   10.95
                 Over 309.30      44.5   2     7.21    7.66    8.11    8.56    9.01    9.46    9.91   10.36
   Over 278.45 186.80-309.30      51.0         8.16    8.67    9.18    9.69   10.20   10.71   11.22   11.73
                 Over 309.30      48.0   3     7.69    8.17    8.65    9.13    9.62   10.10   10.58   11.06

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS       STATE AND                    TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.00%   4.25%   4.50%   4.75%   5.00%   5.25%   5.50%   5.75%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $    0- 25.35 $    0-124.50      25.0   %     5.33    5.67    6.00    6.33    6.67    7.00    7.33    7.67
  25.35- 61.40      0-124.50      36.5         6.30    6.69    7.09    7.48    7.87    8.27    8.66    9.06
  61.40-128.10      0-124.50      39.5         6.61    7.02    7.44    7.85    8.26    8.68    9.09    9.50
                124.50-247.0      40.5         6.72    7.14    7.56    7.98    8.40    8.82    9.24    9.66
 128.10-278.45  124.50-247.0      45.5         7.34    7.80    8.26    8.72    9.17    9.63   10.09   10.55
                  Over 247.0      44.5   2     7.21    7.66    8.11    8.56    9.01    9.46    9.91   10.36
   Over 278.45    Over 247.0      48.0   3     7.69    8.17    8.65    9.13    9.62   10.10   10.58   11.06

------------------

    1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal combined state and Federal tax rate to approximately 50.90 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 47.90 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.

    2 Combined state and Federal tax rate reverts to 43.68% after the 80% cap on the limitation on itemized deductions has been met.

    3 Combined state and Federal tax rate reverts to 46.85% after the 80% cap on the limitation on itemized deductions has been met.

                                   APPENDIX D

                              NEW YORK DISCLOSURE

ECONOMIC FACTORS--NEW YORK

    The Portfolio of the New York Insured Trust includes obligations issued by New York State (the "State"), by its various public bodies (the "Agencies"), and/or by other entities located within the State, including the City of New York (the "City").

    Some of the more significant events and conditions relating to the financial situation in New York are summarized below. This section provides only a brief summary of the complex factors affecting the financial situation in New York and is derived from sources that are generally available to investors and is believed to be accurate. It is based in part on Official Statements and prospectuses issued by, and on other information reported by the State, the City and the Agencies in connection with the issuance of their respective securities.

    There can be no assurance that current or future statewide or regional economic difficulties, and the resulting impact on State or local government finances generally, will not adversely affect the market value of New York Municipal Obligations held in the portfolio of the Trust or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

    (1) THE STATE: The State has historically been one of the wealthiest states in the nation. For decades, however, the State economy has grown more slowly than that of the nation as a whole, gradually eroding the State's relative economic affluence. Statewide, urban centers have experienced significant changes involving migration of the more affluent to the suburbs and an influx of generally less affluent residents. Regionally, the older Northeast cities have suffered because of the relative success that the South and the West have had in attracting people and business. The City has also had to face greater competition as other major cities have developed financial and business capabilities which make them less dependent on the specialized services traditionally available almost exclusively in the City.

    The State has for many years had a very high state and local tax burden relative to other states. The burden of State and local taxation, in combination with the many other causes of regional economic dislocation, has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State.

    SLOWDOWN OF REGIONAL ECONOMY. A national recession commenced in mid-1990. The downturn continued throughout the State's 1990-91 fiscal year and was followed by a period of weak economic growth during the 1991 calendar year. For calendar year 1992, the national economy continued to recover, although at a rate below all post-war recoveries. For calendar year 1993, the economy grew faster than in 1992, but still at a very moderate rate, as compared to other recoveries. Moderate economic growth continued in calendar year 1994. The State has projected the rate of economic growth to slow within New York during 1995, as the expansion of the national economy moderates. Economic recovery started considerably later in the State than in the nation as a whole due in part to the significant retrenchment in the banking and financial services industries, downsizing by several major corporations, cutbacks in defense spending, and an oversupply of office buildings. Many uncertainties exist in forecasts of both the national and State economies and there can be no assurance that the State economy will perform at a level sufficient to meet the State's projections of receipts and disbursements.

    1995-96 FISCAL YEAR. The Governor issued a proposed Executive Budget for the 1995-96 fiscal year (the "Proposed Budget") on February 1, 1995, which projected a balanced general fund and receipts and disbursements of $32.5 billion and $32.4 billion, respectively. As of May 29, 1995, the State legislature had not yet enacted, nor had the Governor and the legislature reached an agreement on, the budget for the 1995-96 fiscal year which commenced on April 1, 1995. The delay in the enactment of the budget may negatively affect certain proposed actions and reduce projected savings.

    The Proposed Budget and the 1995-96 Financial Plan provide for the closing of a projected $4.7 billion budget gap in the 1995-96 fiscal year by cost-containment savings in social welfare programs, savings from State agency restructurings, freezing the level of some categories of local aid and new revenue measures.

    The State's proposed budget and the 1995-96 Plan may be impacted negatively by uncertainties relating to the economy and tax collections, although recent signs of improvement in the national economy could lead to short-term increases in State receipts.

    1994-1995 FISCAL YEAR. The State Legislature enacted the State's 1994-95 fiscal year budget on June 7, 1994, more than two months after the start of that fiscal year. As of February 1, 1995, the updated 1994-95 State Financial Plan (the "Plan") projected total general fund receipts and disbursements of $33.3 billion and $33.5 billion, respectively, representing reductions in receipts and disbursements of $1 billion and $743 million, respectively, from the amount set forth in the 1994-95 budget. The Plan projected for a General Fund balance of approximately $157 million at the close of the 1994-95 fiscal year.

    1993-94 FISCAL YEAR. The State ended the 1993-94 fiscal year with an operating surplus of approximately $1.0 billion.

    FUTURE FISCAL YEARS. There can be no assurance that the State will not face substantial potential budget gaps in the future resulting from a significant disparity between tax revenues projected from a lower recurring receipts base and the spending required to maintain State programs at current levels. To address any potential budgetary imbalance, the State may need to take significant actions to align recurring receipts and disbursements.

    INDEBTEDNESS. As of March 31, 1994, the total amount of long-term State general obligation debt authorized but unissued stood at $2.0 billion. As of the same date, the State had approximately $5.4 billion in general obligation bonds including $224 million of Bond Anticipation Notes outstanding.

    The State originally projected that its borrowings for capital purposes during the State's 1994-95 fiscal year would consist of $374 million in general obligation bonds and bond anticipation notes and $140 million in general obligation commercial paper. The Legislature has authorized the issuance of up to $69 million in certificates of participation in pools of leases for equipment and real property to be utilized by State agencies. Through March 15, 1995, the State had issued in excess of $590 million of its general obligation bonds (including $430 million of refunding bonds). The projections of the State regarding its borrowings for any fiscal year are subject to change if actual receipts fall short of State projections or if other circumstances require.

    In June 1990, legislation was enacted creating the "New York Local Government Assistance Corporation" ("LGAC"), a public benefit corporation empowered to issue long-term obligations to fund certain payments to local governments traditionally funded through the State's annual seasonal borrowing. As of March 31, 1994, LGAC has issued its bonds to provide net proceeds of $4.5 billion. The LGAC was authorized to provide net proceeds of $315 million, during the State's 1994-95 fiscal year. The LGAC issued $347 million of bonds on March 1, 1995 providing the authorized net proceeds.

    Financing of capital programs by other public authorities of the State is also obtained from lease-purchase and contractual-obligation financing arrangements, the debt service for which is paid from State appropriations. As of March 31, 1994, there were $16.6 billion of such other financing arrangements outstanding and additional financings of this nature by public authorities are projected to total $2.4 billion during the 1994-95 fiscal year. In addition, certain agencies had issued and outstanding approximately $7.3 billion of "moral obligation financings" as of March 31, 1994, which are to be repaid from project revenues. While there has never been a default on moral obligation debt of the State, the State would be required to make up any shortfall in debt service.

    RATINGS. The $850 million in TRANS issued by the State in April 1993 were rated SP-1-Plus by S&P and MIG-1 by Moody's which represent the highest ratings given by such agencies and the first time the State's TRANS have received these ratings since its May 1989 TRANS issuance. Both agencies cited the State's improved fiscal position as a significant factor in the upgrading of the April 1993 TRANS.

    Moody's rating of the State's general obligation bonds stood at A2 on March 2, 1998 and S&P's rating was upgraded to A on August 28, 1997. Moody's rating was A on February 28, 1994, and S&P's rating stood at A- with a positive outlook on February 28, 1994, an improvement from S&P's stable outlook from April 1993 through February 1994 and negative outlook prior to April 1993. Previously, Moody's lowered its rating to A on June 6, 1990, its rating having been A1 since May 27, 1986. S&P lowered its rating from A to A- on January 13, 1992. S&P's previous ratings were A from March 1990 to January 1992, AA- from August 1987 to March 1990 and A+ from November 1982 to August 1987.

    Moody's maintained its A rating and S&P continued its A- rating in connection with the State's issuance of $537 million of its general obligation bonds in March 1995.

    (2) THE CITY AND THE MUNICIPAL ASSISTANCE CORPORATION ("MAC"): The City accounts for approximately 40% of the State's population and personal income, and the City's financial health affects the State in numerous ways.

    In response to the City's fiscal crisis in 1975, the State took a number of steps to assist the City in returning to fiscal stability. Among other actions, the State Legislature (i) created MAC to assist with long-term financing for the City's short-term debt and other cash requirements and (ii) created the State Financial Control Board (the "Control Board") to review and approve the City's budgets and City four-year financial plans (the financial plans also apply to certain City-related public agencies (the "Covered Organizations")).

    In recent years, the rate of economic growth in the City slowed substantially as the City's economy entered a recession. While by some measures the City's economy may have begun to recover, a number of factors, including poor performance by the City's financial services companies, may prevent a significant improvement in the City's economy and may in fact negatively impact upon the City's finances by reducing tax receipts. The City Comptroller has issued reports concluding that the recession of the City's economy may be ending, but there is little prospect of any significant improvement in the near term.

    FISCAL YEAR 1996 AND THE 1995-1998 FINANCIAL PLAN. On February 14, 1995, the Mayor released his preliminary $30.5 billion budget for fiscal year 1996, which included $2.7 billion of deficit reduction measures. The Mayor is seeking a

$1.2 billion reduction in mandated welfare and Medicaid expenditures from the State, a $569 million reduction in expenditures by city agencies and the Board of Education budget, $600 million in personnel related savings partly through the elimination of 15,000 jobs within 18 months, and other measures.

    The 1995-1998 Financial Plan (the "Plan"), which was submitted to the Control Board on February 23, 1995, projected budget gaps of $3.2 billion and $3.8 billion for fiscal years 1997 and 1998, respectively. The City Comptroller warned on March 7, 1995 that the budget gap for fiscal year 1996 could increase by $500 million to as much as $3.2 billion. The Control Board reported on March 17, 1995 that the proposed budget for fiscal year 1996 relies heavily on risky assumptions such as $600 million in savings to be negotiated with City unions and $1.4 billion in savings dependent on State legislative approval.

    The City successfully negotiated concessions with a number of unions in order to ensure that the fiscal year 1995 budget remained in balance. The Mayor has indicated that to avoid additional lay-offs, higher than the number referred to above, reductions will be necessary in the benefit plans of City employees to close the budget gaps for fiscal years 1996 and thereafter. Union leadership has publicly opposed such "givebacks". With respect to fiscal year 1995 the City was also successful in obtaining additional funds and relief from certain mandated expenditures from the State for various programs, including Medicaid. However, the amount of gap closing measures requiring State action set forth in the Plan is well in excess of proposed assistance to the City outlined in the Governor's Proposed Budget.

    The Mayor has directed City agencies to identify an additional $300 million in cuts for fiscal year 1996 because of anticipated shortfalls of as much as $500 million in State aid and budgetary actions. An extended delay by the State in adopting its 1995-96 fiscal year budget would negatively impact upon the City's financial condition and ability to close budget gaps for fiscal years 1996 and thereafter.

    Given the foregoing factors, there can be no assurance that the City will continue to maintain a balanced budget, or that it can maintain a balanced budget without additional tax or other revenue increases or reductions in City services, which could adversely affect the City's economic base.

    Pursuant to State law, the City prepares a four-year annual financial plan, which is reviewed and revised on a quarterly basis and which includes the City's capital, revenue and expense projections. The City is required to submit its financial plans to review bodies, including the Control Board. If the City were to experience certain adverse financial circumstances, including the occurrence or the substantial likelihood and imminence of the occurrence of an annual operating deficit of more than $100 million or the loss of access to the public credit markets to satisfy the City's capital and seasonal financial requirements, the Control Board would be required by State law to exercise certain powers, including prior approval of City financial plans, proposed borrowings and certain contracts.

    The City depends on the State for State aid both to enable the City to balance its budget and to meet its cash requirements. If the State experiences revenue shortfalls or spending increases beyond its projections during its 1995-96 fiscal year or subsequent years, such developments could result in reductions in projected State aid to the City. In addition, there can be no assurance that State budgets in the 1996-97 or future fiscal years will be adopted by the April 1 statutory deadline and that there will not be adverse effects on the City's cash flow and additional City expenditures as a result of such delays.

    The City projections set forth in the Plan are based on various assumptions and contingencies which are uncertain and which may not materialize. Changes in major assumptions could significantly affect the City's ability to balance its budget as required by State law and to meet its annual cash flow and financing requirements. Such assumptions and contingencies include the timing of any regional and local economic recovery, the absence of wage increases in excess of the increases assumed in its financial plan, employment growth, provision of State and Federal aid and mandate relief, State legislative approval of future State budgets, levels of education expenditures as may be required by State law, adoption of future City budgets by the New York City Council, and approval by the Governor or the State Legislature and the cooperation of MAC with respect to various other actions proposed in the Plan.

    The City's ability to maintain a balanced operating budget is dependant on whether it can implement necessary service and personnel reduction programs successfully. As discussed above, the City must identify additional expenditure reductions and revenue sources to achieve balanced operating budgets for fiscal years 1996 and thereafter. Any such proposed expenditure reductions will be difficult to implement because of their size and the substantial expenditure reductions already imposed on City operations in the past two years.

    Attaining a balanced budget is also dependent upon the City's ability to market its securities successfully in the public credit markets. The City's financing program for fiscal years 1995 through 1998 contemplates capital spending of $16.4 billion, which will be financed through issuance of $10.7 billion of general obligation bonds and the balance through Water Authority Revenue Bonds and Covered Organization obligations, and will be utilized primarily to reconstruct and rehabilitate the City's infrastructure and physical assets and to make capital investments. A significant portion of such bond financing is used to reimburse the City's general fund for capital expenditures already incurred. In addition, the City issues revenue and tax anticipation notes to finance its seasonal working capital requirements. The terms and success of projected public sales of City general obligation bonds and notes will be subject to prevailing market conditions at the time of the sale, and no assurance can be given that the credit markets will absorb the projected amounts of public bond and note sales. In addition, future developments concerning the City and public discussion of such developments, the City's future financial needs and other issues may affect the market for outstanding City general obligation bonds and notes. If the City were unable to sell its general obligation bonds and notes, it would be prevented from meeting its planned operating and capital expenditures.

    FISCAL YEAR 1995. New York City adopted its fiscal year 1995 budget on June 21, 1994, which provided for spending of $31.6 billion and closed a budget gap of $2.3 billion. However, following adoption of the fiscal year 1995 budget, additional unexpected budget gaps totaling approximately $2.0 billion were identified. The widening of the budget gap for fiscal year 1995 resulted from shortfalls in tax revenues and State and federal aid. The Mayor and the City Council were unable to reach agreement on additional cuts proposed by the Mayor in October 1994. The City Council passed its own budget cut proposal in November 1994. The Mayor vetoed the City Council version, the City Council overrode his veto and the Mayor implemented his original plan. A state court held in December 1994 that neither budget cut proposal could be implemented. The Mayor then elected not to spend certain funds in order to keep the budget in balance.

    FISCAL YEARS 1990 THROUGH 1994. The City achieved balanced operating results as reported in accordance with GAAP for its fiscal years 1990 through 1994. The City was required to close substantial budget gaps in these fiscal years to maintain balanced operating results.

    The City is a defendant in a significant number of lawsuits. Such litigation includes, but is not limited to, actions commenced and claims asserted against the City arising out of alleged constitutional violations, torts, breaches of contracts, and other violations of law and condemnation proceedings. While the ultimate outcome and fiscal impact, if any, on the proceedings and claims are not currently predictable, adverse determinations in certain of them might have a material adverse effect upon the City's ability to carry out its financial plan. As of June 30, 1994, the City estimated its potential future liability to be $2.6 billion.

    On January 30, 1995, Robert L. Schulz and other defendants commenced a federal district court action seeking among other matters to cancel the issuance on January 31, 1995 of $659 million of City bonds. While the federal courts have rejected requests for temporary restraining orders and expedited appeals, the case is still pending. The City has indicated that it believes the action to be without merit as it relates to the City, but there can be no assurance as to the outcome of the litigation and an adverse ruling or the granting of a permanent injunction would have a negative impact on the City's financial condition and its ability to fund its operations.

    RATINGS. As of the date of this prospectus, Moody's rating of the City's general obligation bonds stood at Baa1 and S&P's rating stood at BBB+. On February 11, 1991, Moody's had lowered its rating from A. S&P's lowered its rating from A- on July 10, 1995 after placing the City on "negative credit watch" in January 1995.

    On March 13, 1995, Moody's confirmed its Baa1 rating in connection with a scheduled March 1995 sale of $795 million of the City's general obligation bonds.

    In dropping the City's rating in July 1995, S&P's cited the "sluggish" economy and the poor outlook for job growth, as well as the continued use of "one-time measures" to close budget gaps. The lowered rating could increase the City's borrowing costs by forcing it to offer higher interest rates on its bonds thereby adding further pressures to the City's budget problems. In addition, the lowered rating may prevent certain institutional investors from purchasing the City's bonds reducing demand for future offerings, which could also force the City to increase interest rates on its bonds.

    On October 12, 1993, Moody's increased its rating of the City's issuance of $650 million of Tax Anticipation Notes ("TANs") to MIG-1 from MIG-2. Prior to that date, on May 9, 1990, Moody's revised downward its rating on outstanding City revenue anticipation notes from MIG-1 to MIG-2 and rated the $900 million Notes then being sold MIG-2. S&P's rating of the October 1993 TANS issue increased to SP-1 from SP-2. Prior to that date, on April 29, 1991, S&P revised downward its rating on City revenue anticipation notes from SP-1 to SP-2.

    As of December 31, 1994, the City and MAC had, respectively, $22.5 billion and $4.1 billion of outstanding net long-term indebtedness.

    (3) THE STATE AGENCIES: Certain Agencies of the State have faced substantial financial difficulties which could adversely affect the ability of such Agencies to make payments of interest on, and principal amounts of, their respective bonds. The difficulties have in certain instances caused the State (under so-called "moral obligation" provisions which are non-binding statutory provisions for State appropriations to maintain various debt service reserve funds) to appropriate funds on behalf of the Agencies. Moreover, it is expected that the problems faced by these Agencies will continue and will require increasing amounts of State assistance in future years. Failure of the State to appropriate necessary amounts or to take other action to permit those Agencies having financial difficulties to meet their obligations could result in a default by one or more of the Agencies. Such default, if it were to occur, would be likely to have a significant adverse effect on investor confidence in, and therefore the market price of, obligations of the defaulting Agencies. In addition, any default in payment on any general obligation of any Agency whose bonds contain a moral obligation provision could constitute a failure of certain conditions that must be satisfied in connection with Federal guarantees of City and MAC obligations and could thus jeopardize the City's long-term financing plans.

    As of September 30, 1993, the State reported that there were eighteen Agencies that each had outstanding debt of $100 million or more and an aggregate of $63.5 billion of outstanding debt, some of which was state-supported, state-related debt.

    (4) STATE LITIGATION: The State is a defendant in numerous legal proceedings pertaining to matters incidental to the performance of routine governmental operations. Such litigation includes, but is not limited to, claims asserted against the State arising from alleged torts, alleged breaches of contracts, condemnation proceedings and other alleged violations of State and Federal laws. Included in the State's outstanding litigation are a number of cases challenging the constitutionality or the adequacy and effectiveness of a variety of significant social welfare programs primarily involving the State's mental hygiene programs. Adverse judgments in these matters generally could result in injunctive relief coupled with prospective changes in patient care which could require substantial increased financing of the litigated programs in the future.

    The State is also engaged in a variety of claims wherein significant monetary damages are sought. Actions commenced by several Indian nations claim that significant amounts of land were unconstitutionally taken from the Indians in violation of various treaties and agreements during the eighteenth and nineteenth centuries. The claimants seek recovery of approximately six million acres of land as well as compensatory and punitive damages.

    The State has entered into a settlement agreement with Delaware, Massachusetts and all other parties with respect to STATE OF DELAWARE V. STATE OF NEW YORK, an action by Delaware and other states to recover unclaimed property from New York-based brokers, which has escheated to the State pursuant to its ABANDONED PROPERTY LAW. Annual payments under this settlement will be made through the State's 2002-03 fiscal year in amounts not exceeding $48.4 million in any fiscal year subsequent to the State's 1994-95 fiscal year.

    In SCHULZ V. STATE OF NEW YORK, commenced May 24, 1993 ("SCHULZ 1993"), petitioners have challenged the constitutionality of mass transportation bonding programs of the New York State Thruway Authority and the Metropolitan Transportation Authority. On May 24, 1993, the Supreme Court, Albany County, temporarily enjoined the State from implementing those bonding programs.

    Petitioners in SCHULZ asserted that issuance of bonds by the two Authorities is subject to approval by statewide referendum. By decision dated October 21, 1993, the Appellate Division, Third Department, affirmed the order of the Supreme Court, Albany County, granting the State's motion for summary judgment, dismissing the complaint and vacating the temporary restraining order. On June 30, 1994, the Court of Appeals, the State's highest court, upheld the decisions of the Supreme Court and Appellate Division in SCHULZ, Plaintiffs' motion for reargument was denied by the Court of Appeals on September 1, 1994 and their writ of certiorari to the U.S. Supreme Court was denied on January 23, 1995.

    Adverse developments in the foregoing proceedings or new proceedings could adversely affect the financial condition of the State in the future.

    (5) OTHER MUNICIPALITIES: Certain localities in addition to New York City could have financial problems leading to requests for additional State assistance. The potential impact on the State of such actions by localities is not included in projections of State receipts and expenditures in the State's 1994-95 fiscal years.

    Fiscal difficulties experienced by the City of Yonkers ("Yonkers") resulted in the creation of the Financial Control Board for the City of Yonkers (the "Yonkers Board") by the State in 1984. The Yonkers Board is charged with oversight of the fiscal affairs of Yonkers. Future actions taken by the Governor or the State Legislature to assist Yonkers could result in allocation of State resources in amounts that cannot yet be determined.

    Municipalities and school districts have engaged in substantial short-term and long-term borrowings. In 1992, the total indebtedness of all localities in the State was approximately $35.2 billion, of which $19.5 billion was debt of New York City (excluding $5.9 billion in MAC debt). State law requires the Comptroller to review and make recommendations concerning the budgets of those local government units other than New York City authorized by State law to issue debt to finance deficits during the period that such deficit financing is outstanding. Seventeen localities had outstanding indebtedness for state financing at the close of their fiscal year ending in 1992.

    Certain proposed Federal expenditure reductions could reduce, or in some cases eliminate, Federal funding of some local programs and accordingly might impose substantial increased expenditure requirements on affected localities. If the State, New York City or any of the Agencies were to suffer serious financial difficulties jeopardizing their respective access to the public credit markets, the marketability of notes and bonds issued by localities within the State, including notes or bonds in the New York Insured Trust, could be adversely affected. Localities also face anticipated and potential problems resulting from certain pending litigation, judicial decisions, and long-range economic trends. The longer-range potential problems of declining urban population, increasing expenditures, and other economic trends could adversely affect localities and require increasing State assistance in the future.

    (6) OTHER ISSUERS OF NEW YORK MUNICIPAL OBLIGATIONS. There are a number of other agencies, instrumentalities and political subdivisions of the State that issue Municipal Obligations, some of which may be conduit revenue obligations payable from payments from private borrowers. These entities are subject to various economic risks and uncertainties, and the credit quality of the securities issued by them may vary considerably from the credit quality of obligations backed by the full faith and credit of the State.

NEW YORK TAXABLE ESTIMATED CURRENT RETURN TABLE

    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and state taxes, using published 1998 marginal Federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The tables incorporate increased tax rates for higher-income taxpayers that were included in the Revenue Reconciliation Act of 1993. The tables assume that federal taxable income is equal to state and city income subject to tax and that federal adjusted gross income is equal to state and city adjusted gross income, and for cases in which more than one state rate falls within a Federal bracket, the state rate corresponding to the highest income within that Federal bracket is used. The combined state and Federal tax brackets shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The tables do not reflect any local taxes, other than New York City in Chart II, or any taxes other than personal income taxes. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

I.  COMBINED FEDERAL AND NEW YORK STATE INCOME TAXES

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS       STATE AND                    TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.00%   4.25%   4.50%   4.75%   5.00%   5.25%   5.50%   5.75%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $    0- 42.35 $    0-100.00      21.0   %     5.06    5.38    5.70    6.01    6.33    6.65    6.96    7.28
               100.00-124.50      22.0         5.13    5.45    5.77    6.09    6.41    6.73    7.05    7.37
  42.35-102.30      0-100.00      33.0         5.97    6.34    6.72    7.09    7.46    7.84    8.21    8.58
               100.00-124.50      34.0         6.06    6.44    6.82    7.20    7.58    7.95    8.33    8.71
               124.50-150.00      35.0         6.15    6.54    6.92    7.31    7.69    8.08    8.46    8.85
                150.0-186.80      34.0         6.06    6.44    6.82    7.20    7.58    7.95    8.33    8.71
 102.30-155.95      0-100.00      35.5         6.20    6.59    6.98    7.36    7.75    8.14    8.53    8.91
                100.0-124.50      37.0         6.35    6.75    7.14    7.54    7.94    8.33    8.73    9.13
               124.50-150.00      38.0         6.45    6.85    7.26    7.66    8.06    8.47    8.87    9.27
               150.00-186.80      36.5         6.30    6.69    7.09    7.48    7.87    8.27    8.66    9.06
               186.80-309.30      39.0         6.56    6.97    7.38    7.79    8.20    8.61    9.02    9.43
 155.95-278.45 124.50-150.00      42.5         6.96    7.39    7.83    8.26    8.70    9.13    9.57   10.00
               150.00-186.80      41.5         6.84    7.26    7.69    8.12    8.55    8.97    9.40    9.83
               186.80-309.30      44.5         7.21    7.66    8.11    8.56    9.01    9.46    9.91   10.36
                 Over 309.30      41.5   2     6.84    7.26    7.69    8.12    8.55    8.97    9.40    9.83
   Over 278.45 186.80-309.30      48.0         7.69    8.17    8.65    9.13    9.62   10.10   10.58   11.06
                 Over 309.30      45.0   3     7.27    7.73    8.18    8.64    9.09    9.55   10.00   10.45

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS       STATE AND                    TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.00%   4.25%   4.50%   4.75%   5.00%   5.25%   5.50%   5.75%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $    0- 25.35 $    0-100.00      21.0   %     5.06    5.38    5.70    6.01    6.33    6.65    6.96    7.28
               100.00-124.50      21.5         5.10    5.41    5.73    6.05    6.37    6.69    7.01    7.32
  25.35- 61.40      0-100.00      33.0         5.97    6.34    6.72    7.09    7.46    7.84    8.21    8.58
               100.00-124.50      33.5         6.02    6.39    6.77    7.14    7.52    7.89    8.27    8.65
  61.40-128.10      0-100.00      35.5         6.20    6.59    6.98    7.36    7.75    8.14    8.53    8.91
               100.00-124.50      36.5         6.30    6.69    7.09    7.48    7.87    8.27    8.66    9.06
               124.50-150.00      38.0         6.45    6.85    7.26    7.66    8.06    8.47    8.87    9.27
               150.00-247.00      37.5         6.40    6.80    7.20    7.60    8.00    8.40    8.80    9.20
 128.10-278.45 124.50-150.00      42.5         6.96    7.39    7.83    8.26    8.70    9.13    9.57   10.00
               150.00-247.00      42.0         6.90    7.33    7.76    8.19    8.62    9.05    9.48    9.91
                 Over 247.00      41.5   2     6.84    7.26    7.69    8.12    8.55    8.97    9.40    9.83
   Over 278.45   Over 247.00      45.0   3     7.27    7.73    8.18    8.64    9.09    9.55   10.00   10.45

II. COMBINED FEDERAL, NEW YORK STATE AND NEW YORK CITY INCOME TAXES

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                  FEDERAL      COMBINED
    FEDERAL      ADJUSTED       STATE,
    TAXABLE        GROSS         LOCAL                      TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME      AND FEDERAL     --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.00%   4.25%   4.50%   4.75%   5.00%   5.25%   5.50%   5.75%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $    0- 42.35 $    0-100.00      24.5   %     5.30    5.63    5.96    6.29    6.62    6.95    7.28    7.62
               100.00-124.50      26.0         5.41    5.74    6.08    6.42    6.76    7.09    7.43    7.77
  42.35-102.30      0-100.00      36.0         6.25    6.64    7.03    7.42    7.81    8.20    8.59    8.98
               100.00-124.50      37.5         6.40    6.80    7.20    7.60    8.00    8.40    8.80    9.20
               124.50-150.00      38.5         6.50    6.91    7.32    7.72    8.13    8.54    8.94    9.35
                150.0-186.80      37.0         6.35    6.75    7.14    7.54    7.94    8.33    8.73    9.13
 102.30-155.95      0-100.00      39.0         6.56    6.97    7.38    7.79    8.20    8.61    9.02    9.43
                100.0-124.50      40.0         6.67    7.08    7.50    7.92    8.33    8.75    9.17    9.58
               124.50-150.00      41.0         6.78    7.20    7.63    8.05    8.47    8.90    9.32    9.75
               150.00-186.80      40.0         6.67    7.08    7.50    7.92    8.33    8.75    9.17    9.58
               186.80-309.30      42.0         6.90    7.33    7.76    8.19    8.62    9.05    9.48    9.91
 155.95-278.45 124.50-150.00      45.5         7.34    7.80    8.26    8.72    9.17    9.63   10.09   10.55
               150.00-186.80      44.5         7.21    7.66    8.11    8.56    9.01    9.46    9.91   10.36
               186.80-309.30      47.0         7.55    8.02    8.49    8.96    9.43    9.91   10.38   10.85
                 Over 309.30      44.5   2     7.21    7.66    8.11    8.56    9.01    9.46    9.91   10.36
   Over 278.45 186.80-309.30      50.5         8.08    8.59    9.09    9.60   10.10   10.61   11.11   11.62
                 Over 309.30      47.5   3     7.62    8.10    8.57    9.05    9.52   10.00   10.48   10.95

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                  FEDERAL      COMBINED
    FEDERAL      ADJUSTED       STATE,
    TAXABLE        GROSS         LOCAL                      TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME      AND FEDERAL     --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.00%   4.25%   4.50%   4.75%   5.00%   5.25%   5.50%   5.75%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $    0- 25.35 $    0-100.00      24.5   %     5.30    5.63    5.96    6.29    6.62    6.95    7.28    7.62
               100.00-124.50      25.0         5.33    5.67    6.00    6.33    6.67    7.00    7.33    7.67
  25.35- 61.40      0-100.00      36.0         6.25    6.64    7.03    7.42    7.81    8.20    8.59    8.98
               100.00-124.50      36.5         6.30    6.69    7.09    7.48    7.87    8.27    8.66    9.06
  61.40-128.10      0-100.00      39.0         6.56    6.97    7.38    7.79    8.20    8.61    9.02    9.43
               100.00-124.50      39.5         6.61    7.02    7.44    7.85    8.26    8.68    9.09    9.50
               124.50-150.00      41.0         6.78    7.20    7.63    8.05    8.47    8.90    9.32    9.75
               150.00-247.00      40.5         6.72    7.14    7.56    7.98    8.40    8.82    9.24    9.66
 128.10-278.45 124.50-150.00      45.5         7.34    7.80    8.26    8.72    9.17    9.63   10.09   10.55
               150.00-247.00      45.0         7.27    7.73    8.18    8.64    9.09    9.55   10.00   10.45
                 Over 247.00      44.5   2     7.21    7.66    8.11    8.56    9.01    9.46    9.91   10.36
   Over 278.45   Over 247.00      47.5   3     7.62    8.10    8.57    9.05    9.52   10.00   10.48   10.95

------------------

    1 The table reflects the effect of the federal limitations on itemized deductions (and the corresponding state limitations) and the deductions for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the marginal combined Federal and state tax rate to approximately 48.15 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 44.97 percent for taxpayers filing a single return entitled to only one personal exemption and, in effect raise the marginal combined State, New York City and Federal tax rate to approximately 50.71 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 47.69 percent, for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable Federal or state itemized deductions, with certain exceptions. The table also reflects the New York State supplemental income tax based upon a taxpayer's New York State taxable income and New York State adjusted gross income. This supplemental tax results in an increased marginal state income tax rate to the extent a taxpayer's New York State adjusted gross income ranges between $100,000 and $150,000. Although the table does reflect the effect of the state limitation on itemized deductions that corresponds to the federal limitation, it does not reflect additional limitations under which a New York taxpayer could lose up to an additional 50 percent of his otherwise allowable itemized deductions, because the affect of this limitation varies according to the particular amount of his itemized deductions. The application of this limit may result in a higher tax rate than indicated in the table for joint taxpayers with a New York adjusted gross income of $200,000 to $250,000 or $475,000 to $525,000 or single taxpayers with a New York adjusted gross income of $100,000 to $150,000 or $475,000 to $525,000. The table assumes that a taxpayer's New York adjusted gross income equals his Federal adjusted gross income. The table does not reflect the treatment of various state and city tax credits that could affect the tax rate of particular New York taxpayers.

    2 Combined Federal and state tax rate reverts to 40.38% after the 80% caps on the limitation on itemized deductions has been met. Combined state, New York City and Federal tax rate reverts to 43.24% after the 80% cap on the limitation on itemized deductions has been met.

    3 Combined Federal and state tax rate reverts to 43.74% after the 80% caps on the limitation on itemized deductions has been met. Combined state, New York City and Federal tax rate reverts to 46.43% after the 80% cap on the limitation on itemized deductions has been met.

STATEMENT OF DIFFERENCES BETWEEN ELECTRONIC FILING AND PRINTED DOCUMENT.

    Pursuant to Rule 499(c) (7) under the Securities Act of 1933, Registrant hereby identifies those differences in the foregoing document between the electronic format in which it is filed and the printed form in which it will be circulated:

    (1) The printed and distributed prospectus may be paged differently because the printed document may contain a different amount of information on each page from that contained in the electronic transmission.

    (2) In the printed document, footnote symbols may include a "dagger" or multiple "dagger". The "dagger" symbol is represented as # in the electronic document.

    (3) The printed and distributed prospectus will not contain the preliminary prospectus legend included at the beginning of the first prospectus page.

                       CONTENTS OF REGISTRATION STATEMENT

A.  BONDING ARRANGEMENTS OF DEPOSITOR:

    The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

    INSURER/POLICY NO.                                                      AMOUNT

    Reliance Insurance Company                                            $26,000,000
    B 262 6895

B.  THIS AMENDMENT OF REGISTRATION STATEMENT COMPRISES THE FOLLOWING PAPERS AND
DOCUMENTS:

                                The facing sheet

                           The cross-reference sheet

                                 The Prospectus

                                 The signatures

                         Consents of Independent Public
                      Accountants and Counsel as indicated

                         Exhibits as listed on page S-5

C.  EXPLANATORY NOTE:

    This Amendment No. 1 to the Registration Statement may contain multiple separate prospectuses. Each prospectus will relate to an individual unit investment trust and will consist of a Part A, a Part B and an Information Supplement. Each prospectus will be identical with the exception of the respective Part A which will contain the financial information specific to such underlying unit investment trust.

D.  UNDERTAKINGS:

    1. With the exception of the information included in the state specific appendices to the Information Supplement, which will vary depending upon the make-up of a Fund or updated to reflect current events, any amendment to a Fund's Information Supplement will be subject to the review of the staff of the Securities and Exchange Commission prior to distribution; and

    2. The Information Supplement to the Trust will not include third party financial information.

                                   SIGNATURES

    The Registrant, Nuveen Tax-Free Unit Trust, Series 1024 hereby identifies Series 401, 507, 512, 515, 517, 519, 723, 814 and 823 of the Nuveen Tax-Exempt
Unit Trust (the former name of the Nuveen Tax-Free Unit Trust) for purposes of the representations required by Rule 487 and represents the following:

    (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    (3)  that it has complied with Rule 460 under the Securities Act of 1933.


    Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Tax-Free Unit Trust, Series 1024 has duly caused this Amendment of Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on September 2, 1998.


                                          NUVEEN TAX-FREE UNIT TRUST, SERIES
                                          1024
                                                             (Registrant)


                                          By JOHN NUVEEN & CO. INCORPORATED
                                                             (Depositor)

                                          By:  Thomas C. Muntz
                                          --------------------------------------
                                                             Vice President

                                          Attest:  Karen L. Healy
                                          --------------------------------------
                                                             Assistant Secretary

    Pursuant to the requirements of the Securities Act of 1933, this Amendment of Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


          SIGNATURE                        TITLE*                 DATE
Timothy T. Schwertfeger        Chairman, Board of Directors         )
                               Chief Executive Officer and          )
                               Director                             )
                                                                    )
Anthony T. Dean                President, Chief Operating           )
                               Officer and Director                 )           Larry Woods Martin
                                                                    )           Attorney-In-Fact**
                                                                    )
John P. Amboian                Chief Financial Officer and          )            September 2, 1998
                               Executive Vice President             )
                                                                    )
                                                                    )
Margaret E. Wilson             Vice President and Controller
                               )
                               )
                               )
                               )


--------------

* The titles of the persons named herein represent their capacity in and relationship to John Nuveen & Co. Incorporated, the Depositor.

** The powers of attorney for Messrs. Amboian, Dean and Schwertfeger were filed as Exhibit 6 to form N-8b-2 (File No. 811-08103) and for Ms. Wilson as Exhibit
6.2 to Nuveen Unit Trusts, Series 12 (File No. 333-49197).

1024


                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

    The consent of Arthur Andersen LLP to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.4 to the Registration Statement.

                         CONSENT OF CHAPMAN AND CUTLER

    The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1 and 3.2 to the Registration Statement.

                            CONSENT OF STATE COUNSEL

    The consents of special counsel to the Fund for state tax matters to the use of their names in the Prospectus included in the Registration Statement are contained in their opinions filed by this amendment as Exhibit 3.3 to the Registration Statement.

                         CONSENT OF STANDARD & POOR'S,
                    A DIVISION OF THE MCGRAW-HILL COMPANIES

    The consent of Standard & Poor's, a Division of The McGraw-Hill Companies, to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.1 to the Registration Statement.

                    CONSENT OF KENNY S&P EVALUATION SERVICES

    The consent of Kenny S&P Evaluation Services to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as
Exhibit 4.2 to the Registration Statement.

                      CONSENT OF CARTER, LEDYARD & MILBURN

    The consent of Carter, Ledyard & Milburn to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as
Exhibit 4.3 to the Registration Statement.

                                LIST OF EXHIBITS

1.1(a)      Copy of Standard Terms and Conditions of Trust between John Nuveen & Co. Incorporated,
            Depositor, and The Chase Manhattan Bank, Trustee (as Exibit 1.1 (a) to the Sponsor's
            Registration Statement on Form S-6 relating to Series 823 of the Fund (file No.
            33-62325) and incorporated herein by reference).
1.1(b)      Trust Indenture and Agreement.
2.1         Copy of Certificate of Ownership (Included in Exhibit 1.1(a) on pages 2 to 8, inclusive, and incorporated herein by reference).
3.1         Opinion of counsel as to legality of securities being registered.
3.2         Opinion of counsel as to Federal income tax status of securities being registered.
3.3         Opinions of special state counsel to the Fund for state tax matters as to income tax status to residents of the respective states of the units of the respective trusts and consents to the use of their names in the Prospectus.
4.1         Consent of Standard & Poor's, a Division of The McGraw-Hill Companies.
4.2         Consent of Kenny S&P Evaluation Services.
4.3         Consent of Carter, Ledyard & Milburn.
4.4         Consent of Arthur Andersen LLP
6.1         List of Directors and Officers of Depositor and other related information (incorporated by reference to Form S-6 [File No. 33-62325] filed on September 7, 1995 on behalf of
            Nuveen Tax-Free Unit Trust, Series 823).